8/22


07026437

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Massmart Holdings Limited

*CURRENT ADDRESS Massmart House
16 Peltier Drive
Sunninghill Ext. 6
Sandton, 2196 South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2007
THOMSON FINANCIAL

FILE NO. 82- 35110 FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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OICF/BY: [signature]

DAT : 9/17/07


strength in numbers
2006

MASSMART

annual report



Contents

Massmart

at a glance



Massmart at a glance

Massmart is a managed portfolio of

9

wholesale and retail chains, each focused on high volume, low margin, low cost distribution of mainly branded consumer goods for cash, in

11

countries in Southern Africa

through

4

divisions

comprising 228

stores, and

Group Profile

1

478 member buying association

The Group is the third largest distributor of consumer goods in Africa, the leading retailer of general merchandise, liquor and home improvement equipment and supplies, and the leading wholesaler of basic foods.

Massdiscounters
(General merchandise discounter)

Masswarehouse
(Warehouse club discounter)

Massbuild
(Home improvement retailer)

Masscash
(Food wholesaler and buying association)

* *LSM refers to Living Standard Measure, which is a wealt*
in the South African market in terms of standard of livin
** *Includes Furnex which was sold with effect from 1 Marc*



AFRICA
MOROCCO
ALGERIA
LIBERIA
EGYPT
WESTERN SAHARA
MAURITANIA
MALI
NIGER
CHAD
SUDAN
SENEGAL
GUINEA BISSAU
SIERRA LEONE
LIBERIA
IVORY COAST
GHANA
BURKINA FASO
NIGERIA
CAMEROON
CONGO
ETHIOPIA
SOMALIA
UGANDA
KENYA
EQUATORIAL GUINEA
GABON
DEMOCRATIC REPUBLIC OF CONGO
TANZANIA
SEYCHELLES
ANGOLA
ZAMBIA
MALAWI
ZIMBABWE
MOZAMBIQUE
MADAGASCAR
NAMIBIA
BOTSWANA
SWAZILAND
SOUTH AFRICA
MAURITIUS
LIMPOPO
Makhado
Tzaneen
Polokwane
Nelspruit
Pretoria
Olifantsfontein
Hazyview
Witbank
Midrand
MPUMALANGA
SWAZILAND
Ermelo
Secunda
Manguzi
Mkuze
Nongoma
Vryheid
Newcastle
Mtubatuba
Dundee
Empangeni
KWAZULU-NATAL
Eshowe
Ulundi
Ladysmith
Richards Bay
Gingindlovu
Pietermaritzburg
Durban
Park Rynie
Kokstad
Port Shepstone
Shelley Beach
Margate
INDIAN OCEAN

Provincial store and sales distribution

Retail sales by province	Massmart stores per province		Massmart sales per province	National retail industry sales per province
	No. of stores	%	%	%
Gauteng	53	25.6	39.8	35.1
KwaZulu-Natal	45	21.7	17.6	15.9
Western Cape	33	15.9	15.1	12.8
Eastern Cape	33	15.9	8.9	9.2
North West	9	4.3	4.2	7.2
Limpopo	8	3.9	4.0	6.7
Mpumalanga	11	5.3	4.0	5.8
Free State	10	4.8	5.3	5.8
Northern Cape	5	2.4	1.2	1.7
Total	207	100.0	100.0	100.0

Store Region Map

Divisional/chain store distribution

Divisions	Stores by Chain	Inside South Africa	Outside South Africa	Total
Massdiscounters	● Game	61	9	**70**
	● Dion	10		**10**
Masswarehouse	● Makro	12	2	**14**
Massbuild	Builders Warehouse	20		**20**
	● Builders Trade Depot	31		**31**
	● Builders Express	14		**14**
Masscash	● CBW	52	10	**62**
	○ Jumbo	7		**7**
Total		**207**	**21**	**228**

R30 448 million
(Total sales)

R1 334 million
(Trading profit)

Sales R8 096 million
EBITA R546.4 million


game

26 stores acquired 1 July 1998

Now 70 stores

RSA, Botswana, Namibia, Mauritius, Mozambique, Uganda, Zambia, Nigeria

General merchandise and non-perishable groceries

LSM 5 – 10*

Sales R7 661 million
EBITA R288.3 million


makro

As a 6 store chain Makro was the founding entity of Massmart

Now 14 stores

RSA, Zimbabwe

Food/liquor/general merchandise

Liquor and general merchandise LSM 6 – 10* and food LSM 2 – 4*

Sales R3 893 million
EBITA R290.4 million


builders
warehouse.
HOME IMPROVEMENT A TO Z

8 Builders Warehouse stores acquired 28 February 2003
3 De La Rey stores acquired 1 June 2005
Rebranding of De La Rey currently in progress

Now 20 stores

RSA

Home improvement supplies/tools/building materials

LSM 5 – 10*

Sales R10 798 million**
EBITA R208.4 million

CBW

14 CCW Stores acquired 1 June 1998
22 Browns and Weirs Stores acquired 1 July 2001
Two chains combined under CBW format from 1 July 2001

Now 62 stores

RSA, Lesotho, Namibia, Botswana

Food/liquor/groceries

LSM 2 – 4*

h index that is used to segment households
rather than income.
2006.

R837 million
(Headline earnings)


DION
HOME WORK PLAY

20 stores acquired 31 May 1993

10 stores

RSA

General merchandise

LSM 6 – 10*


builders
express.
HOME & GARDEN CENTRE

14 Servistar stores acquired 1 June 2005, rebranding currently in progress

Now 14 stores

RSA

me improvement supplies/tools/building materials

LSM 5 – 10*


builders
TRADE DEPOT.
BUILDING MATERIAL SUPPLIES

34 Federated Timbers stores acquired 1 June 2005, rebranding currently in progress

Now 31 stores

RSA

Home improvement supplies/tools/building materials

LSM 5 – 10*


JUMBO

6 stores acquired 1 April 2001

Now 7 stores

RSA, Lesotho, Namibia, Botswana

Food/groceries/ethnic cosmetics

LSM 1 – 4*


Shield

378 member companies acquired 1 March 1992

Now 478 members

RSA, Botswana, Namibia, Swaziland

Food/groceries

LSM 1 – 4*

MASSMART
Holdings Limited

Strategic intent

To be considered a **leader by all stakeholders in our chosen markets.**

Vision

Massmart's vision describes the response we strive for from stakeholders.

Customers will regard Massmart's wholesale and retail formats as their **first choice** when buying those categories of merchandise offered by the formats.

Suppliers will regard Massmart as a valued **partner** in accessing and understanding their end-consumers.

Career retailers will regard Massmart as the **preferred employer** in the distribution industry.

Investors will regard Massmart as a portfolio **rendering superior growth and total returns at relatively lower risk** than alternative wholesale and retail investments.

The community will regard Massmart as a **sensitive, caring, trustworthy, South African** corporation.

Mission

Massmart's mission describes the assets and competencies necessary for strategic success.

Massmart is a **South African-based international management group, invested** in a portfolio of **differentiated, complementary, focused wholesale and retail formats,** each reliant on **high volumes and operational excellence** as the foundation of **price leadership,** in the distribution of mainly **branded consumer goods for cash.**

The Group actively seeks the continual improvement of performance in the portfolio and its parts, through **strategic and structural clarity, high market shares, excellent management, principle driven ethical leadership, cost-effective technology and the sharing or agglomeration of capabilities, knowledge, resources, influence and information.**

To this end, thought leadership, individual and collective performance, and collaboration throughout the Group are **appropriately rewarded,** with executive management **incentivised predominantly on Group performance.**

Values

We value **diversity, dignity and respect, integrity and trust, stewardship and accountability, and entrepreneurship.**



Massmart earnings and share price performance versus JSE General Retailers Index (rebased to 100)

R/m's

Left axis: 0, 50, 100, 150, 200, 250, 300, 350, 400, 450, 500
Right axis (R/m's): 0, 100, 200, 300, 400, 500, 600, 700, 800, 900

Jul 00 | Sep 00 | Dec 00 | Mar 01 | Jun 01 | Sep 01 | Dec 01 | Mar 02 | Jun 02 | Sep 02 | Dec 02 | Mar 03 | Jun 03 | Sep 03 | Dec 03 | Mar 04 | Jun 04 | Sep 04 | Dec 04 | Mar 05 | Jun 05 | Sep 05 | Dec 05 | Mar 06 | Jun 06

— General retail index — Massmart share price performance — Massmart headline earnings

Massmart listed on the JSE Limited on 4 July 2000 at R12.50 per share

HEPS up by 103%

Acquisition of Jumbo and Browns and Weirs

Acquisition of Furnex

HEPS up by 67%

Acquisition of Builders Warehouse

HEPS up by 33%

HEPS up by 22%

Acquisition of Servistar, De La Rey and Federated Timbers

HEPS up by 12% - Restated for IFRS and other adjustments

Massmart restructured into four divisions

BEE transaction announced

HEPS up by 28%

Disposal of Furnex



Financial Highlights

for the year ended 30 June 2006

Group summary*	2006 Rm	2005 Rm	Change %
Sales	**29 963.6**	25 381.5	*18.1*
Earnings before interest, taxation, depreciation, amortisation and asset impairments (EBITDA)	**1 536.4**	1 149.8	*33.6*
Trading profit	**1 333.5**	992.3	*34.4*
Headline earnings	**836.6**	651.9	*28.3*
Cash generated from operations	**1 804.0**	1 247.0	*44.7*
Shareholders' equity	**1 901.8**	1 521.3	*25.0*
Total assets	**9 618.4**	8 133.2	*18.3*
Ordinary share performance	**Cents/share**	Cents/share	%
Headline earnings	**419.3**	327.6	*28.0*
Diluted headline earnings	**408.3**	316.4	*29.0*
Dividends	**210.0**	183.0	*14.8*
Net asset value	**946.0**	762.0	*24.1*
Financial statistics	**%**	%	
Trading margin	**4.5**	3.9	
Return on capital employed	**57.1**	51.4	
Return on shareholders' equity	**48.9**	44.2	
Debt: Equity	**27.3**	9.2	

** See explanatory notes forming part of the seven-year review on pages 40 to 51.*

The above excludes amounts relating to the discontinued operation. Details can be found in note 3 in the annual financial statements on page 126.

Total sales increase	Total trading profit increases	Headline earnings increase	Headline earnings before acquisitions increase
16%	**37%**	**28%**	**20%**
to R30 448 million	to R1 341 million	to R837 million	to R780 million



Operating highlights

for the year ended 30 June 2006

The highlights of the year were:

- Record total sales of R30.4 billion, 5.4% of which was from 21 foreign stores.
- Comparable store sales grew 5.5% and sales before acquisitions grew 8.3%.
- Consumer credit sales comprised 1.2% of Group sales.
- Total trading profit grew 36.7% to R1.3 billion.
- Pre- and post-interest operating profit margins increased to 4.4% and 4.3% respectively.
- Full year cash flow from operations rose 44.7% to exceed R1.8 billion.
- Return on equity increased from 44.2% to 48.9%.
- The store network was increased to 228 (922 855 m^2) with the opening of 17 new stores and the acquisition of two stores with combined estimated annual sales of R1.8 billion.

Sales exceeded **R30 billion** for the first time

Prospects

It can be expected that a tightening of monetary policy in response to gradually increasing inflation will slow the extraordinary rate of retail sales growth that South Africa has enjoyed in recent years. There is as yet no evidence of slower growth in Massmart's sales and indeed recent trends suggest a promising Christmas season, which will include the sales from 12 new stores planned to open before then. Our current view is therefore that Massmart will enjoy a good first half with sales and profit growth ahead of that of the comparable period in 2005 and with earnings well ahead of sales growth for the year to June 2007.

Looking beyond this, shareholders should be mindful of two important facts.

The first is that as a cash retailer, Massmart's value proposition has traditionally become relatively more attractive to consumers in periods of higher interest rates. The second is that company-initiated growth and profit initiatives have historically had a greater impact on Massmart's sales and profit performance than economic cycles.

For the 15 weeks to 8 October 2006, total sales grew 16.2%, and comparable store sales grew 12.9%, with profit growth significantly ahead of sales growth and last year. Inflation for the same period was 3.8%.

Headline EPS increases	Cash flow from operations increases	Dividend increases
28%	**45%**	**15%**
to 419.3 cents	to R1 804 million	to 210 cents per share



MASSMART
Holdings Limited

		2006 Stores and members	2007 Estimated sales contribution
High volume, low gross margin, low expense distributor of consumer goods		228 owned stores 478 members	100%
Massdiscounters (General merchandise discounter)	Game	70 stores	28%
	Dion	10 stores	
Masswarehouse (Warehouse club discounter)	Makro	14 stores	24%
Massbuild (Home improvement retailer)	Builders Warehouse	20 stores	15%
	Builders Express	14 stores	
	Builders Trade Depot	31 stores	
Masscash (Food wholesaler and buying association)	CBW	62 stores	33%
	Jumbo	7 stores	
	Shield	478 members	



2007 Growth vectors	2009 Target stores and members	2009 Targeted PBIT returns on sales		
		Achieved in 2006	Target	International Benchmark
Massmart's growth strategy • Build portfolio through acquisitive and organic growth, based on category expertise • Mitigate portfolio costs through internal collaboration and joint initiatives (not centralised) • Incentivise for alignment	283 owned stores 478 members	4.3%	*5.0%	*6.2%
• New large Game stores in Africa • New small Game format stores in South Africa • Reposition Dion	91 stores 10 stores	7.1%	7.0%	Walmart ex food 7.4%
• New stores in RSA • Leverage customer relationship management competence	16 warehouse clubs	4.1%	4.0%	Metro AG C&C 5.0%
• New stores in RSA • Integrate acquisitions • Roll out new brands	34 stores 34 stores 32 stores	7.6%	8.0%	Home Depot/B&Q 10.0%
• Manage for cash and returns • Limited store growth	62 stores 7 stores 478 members	2.1%	3.0%	Makro South America 3.0%

** Pro forma using 2006 sales mix and target margins*



Non-executive Directors

Chris Seabrooke (53)#
BCom, BAcc, MBA, FCMA

Chairman of the Board, Chairman of the Nomination and Remuneration Committee, Member of the Audit Committee.
Appointed 1 February 2000.

Chris has, over the years, been a director of over 20 JSE-listed companies. He is currently CEO of Sabvest Limited, Chairman of Metrofile Holdings Limited and Set Point Technology Holdings Limited, and a director of Datatec Limited and Primedia Limited. He is also a director of Net1 U.E.P.S. Technologies Inc listed on Nasdaq in the USA. He is a director of a number of unlisted companies overseas and locally, including S.A. Bias Industries Limited and Mineworkers Investment Company (Pty) Limited in South Africa. He is a former Chairman of the South African State Theatre and former Deputy Chairman of both the inaugural National Arts Council and the founding Board of Business & Arts South Africa (BASA).

Nigel Matthews (61)#
MA (Oxon), MBA (UCT)

Chairman of the Audit and Risk Committees and Member of the Nomination and Remuneration Committee.
Appointed 1 November 2001.

Nigel's career in the South African hotel and tourism industry included the positions of Managing Director of Holiday Inn and executive director of Rennies. He later started his own business, Sentry Group, and was Chairman of the company when it was sold to an international group in 2001. He is a non-executive director of City Lodge Hotels Limited, Sun International Limited and Metrofile Holdings Limited, and is non-executive Chairman of Lenco Holdings Limited.

Dods Brand (63)#

Member of the Risk and Sustainability Committees.
Appointed 25 February 2003.

Dods is the Chairman and majority shareholder of Posse Management Group (Pty) Limited and Posse Investment Holdings (Pty) Limited. He has extensive experience in retail and was Chief Executive Officer of Moregro (Morkels Retail Group Limited), in which he held various directorships and senior positions in both the Group and its chains. He was also a director of KAP Beteiligungs AG, a Frankfurt-listed company, as well as a number of JSE-listed companies. Dods is currently a non-executive director of Peermont Global Limited and Johnnic Communications Limited.

Zitulele ("KK") Combi (54)#

Chairman of the Sustainability Committee.
Appointed 25 February 2003.

KK is currently the Executive Chairman of Master Currency. He also holds directorships at the VAT Refund Administrators, Regional Board of ABSA (Western Cape), Master Coin (Pty) Limited, and Combi and Co (Pty) Limited. He is a member of the SA Institute of Directors, the World Entrepreneur Academy, and a member of the world CEO Organisation. In 2000 he was awarded SA Entrepreneur of the Year, in 2001 he was awarded the Cape Times Business Personality of the Year, the IMM Award for Outstanding Achievement, was named as Ernst & Young's World Entrepreneur of the Year for Managing Change and received the Entrepreneurship Award from the Southern African Enterprise Network. In 2003 he received the SABC 2 Tribute Magazine Achievers Award in the business category.

James ("Jim") Hodkinson (62)*#

Appointed 25 August 2004.

Commencing in 1962 as trainee manager, Jim progressed through a multi-functional career in retail to attain the position of Chief Executive for B&Q PLC, a subsidiary of Kingfisher PLC, in which capacity he served for four years. Amongst other roles held at Kingfisher, Jim served as International Development Director and led the pursuit of opportunities in Asia. After a short term at Home Depot (USA), Jim returned to B&Q as Chairman and Chief Executive and served on the Kingfisher board as Chairman of DIY. As Chief Executive of New Look PLC, Jim transformed a family-owned business to a public company with a multinational footprint. Currently, Jim is the Chairman of Wyevale PLC and his directorships include Polymer Logistics, Big Idea Management, Furniture Village, Ideal Shopping Direct and PJH, all UK-based companies.

Phumzile Langeni (32)#

Member of the Sustainability Committee.
Appointed 25 August 2004.

Phumzile Langeni is currently an executive director of Anooraq Resources, a Canadian junior platinum mining company listed on the Toronto Venture Exchange and the American Exchange (AMEX). Prior to joining Anooraq, she was an executive director of BJM Securities. A stockbroker by profession, Phumzile has practised as an equity trader for both local and international institutions. Following a term at Real Africa Durolink (RAD) securities where she subsequently sat on the board, she was one of the founding members and executive director of Mazwai Securities. She remains a practising member of the South African Institute of Stockbrokers, is a non-executive director of Imperial Holdings, a member of the ALT-X Advisory Board and a member of the Securities Regulation Panel.

Peter Maw (45)#
BCom (Hons), CA(SA), HDip Tax Law

Member of the Audit and Risk Committees.
Appointed 25 February 2003.

Peter is a specialist in private equity and corporate finance and heads the private equity interests of the Oppenheimer family in South Africa. He was one of the founders of Primedia Limited and, as an executive director from 1992 to 2003, was responsible for all of its corporate finance activities. Peter remains a non-executive director and member of the Audit and Risk Committees of Primedia Limited. Prior thereto, following the completion of his articles at Coopers and Lybrand in 1987, Peter spent two years in corporate finance at Standard Merchant Bank before co-founding Merhold Kirsh Capital in 1991.

Dawn Mokhobo (57)#
BA (Social Science)

Member of the Nomination and Remuneration Committee, and the Sustainability Committee.
Appointed 1 June 2002.

Dawn is a member of the boards of directors of Nozala Investments, Engen, Capacity Outsourcing, Vitalair, Sabvest and serves as Chairperson of the Fedics Group, African International Advisors (AIA), and Empowerdex. Dawn is a previous recipient of the South African Businesswoman of the Year Award.

Michael Rubin (56)#
BSc, MBA (UCT), MBA (Columbia)

Member of the Sustainability Committee.
Appointed 30 August 1990.

Michael worked as a specialised retail consultant in New York and Toronto for nine years. After returning to South Africa, he joined Massmart as Development Director in 1989. Michael left Massmart in 1997 to become involved in private equity management and property development.

** United Kingdom*
 # Independent





Mark J Lamberti (56)
BCom, MBA (Wits), PPL (Harvard)

Chief Executive Officer and Deputy Chairman of the Board, Chairman of the Executive Committee.
Appointed 1 August 1988.

Following progress through a multi-functional retail career that began in 1975, Mark was appointed Managing Director of the ailing six store Makro chain in 1988. Following the successful repositioning of the chain, he founded Massmart in 1990 to pursue an aggressive growth strategy in high volume, low gross margin, low expense retailing and wholesaling.

His role as architect and leader of Massmart has been widely recognised with numerous awards including that of the Ernst & Young South African Entrepreneur of the Year in 1994. In 1996 he was appointed Executive Chairman of Massmart and from July 2003 CEO and Deputy Chairman of the Board in compliance with the JSE Limited requirements.

Mark serves on the board and audit committee of Allied Electronics Corporation Limited, a leading South African controlled information and communication technology and power electronics group. His commitment to education has led to his involvement as a benefactor, director, or advisor to a number of educational institutions.



Grant Pattison (35)
BSc (Eng)

Chief Executive Officer Designate, Member of the Risk Committee and Member of the Sustainability Committee.
Appointed 7 December 2004.

Grant holds a BSc degree with honours in Electrical Engineering from the University of Cape Town. Following four years with the Anglo American Group and two years consulting with The Monitor Group, Grant joined Massmart as Executive Assistant to the Executive Chairman in June 1998. He has since held various positions within the Group, including Managing Director of Massdiscounters and Masscash. He was appointed to the Executive Committee in 2000, to the Board on 7 December 2004, to the position of Deputy Chief Executive Officer on 1 July 2005, and to his current position of CEO Designate on 1 June 2006.

Guy Hayward (41)
BCom, CTA, CA(SA)

Chief Financial Officer, Member of the Risk Committee, Secretary to the Nomination and Remuneration Committee.
Appointed 15 May 2001.

Guy graduated from the University of Cape Town in 1986 and qualified as a Chartered Accountant with Deloitte Haskins & Sells in 1989. Previous work experience includes senior financial roles at Malbak, CNA Gallo and investment bank, Goldman Sachs, in London. Guy joined Massmart as Group Financial Executive in 2000 and was appointed Chief Financial Officer in 2001.

Stephanus ("Fanus") Nothnagel (44)
BCom, Dip MAct, ACMA

Chief Operating Officer and Member of the Risk Committee.
Appointed 25 May 2005.

Fanus's early career was spent at Lever Brothers and South African Breweries, whereafter he joined SC Johnson & Son as Financial Director, South Africa, before spending three years in marketing and sales in the United States. In 1999, Fanus returned to South Africa as Managing Director of SC Johnson & Son South Africa, which was followed by his promotion to General Manager SC Johnson throughout sub-Saharan Africa. Fanus joined Massmart as Managing Director of Massdiscounters and a member of the Executive Committee in July 2003. From 1 July 2005, he was appointed Chief Operating Officer with responsibility for Massdiscounters and Masswarehouse.



Executive Committee



The Executive Committee, chaired by Mark Lamberti, comprises Guy Hayward, Grant Pattison, Fanus Nothnagel, and the following executives:

Aubrey Cimring (35)
BCom (Hons), CA(SA)

Deputy Chief Financial Officer

Aubrey qualified as a Chartered Accountant in 1995. Previous work experience includes the role of Financial Director at Choice Holdings Limited before joining Discovery Holdings Limited where, for almost six years, he held the senior financial role at both Discovery Health and Discovery Holdings. Aubrey joined Massmart in the role of Group Financial Executive and Company Secretary in February 2003 and was appointed to the Executive Committee in February 2005. He was appointed Deputy Chief Financial Officer in May 2005.

Gareth ("Joe") Owens (57)

Divisional Chief Executive

With effect from 1 July 2005, Joe was appointed Chief Executive of the Massbuild division, comprising Builders Warehouse, Federated Timbers, De La Rey and Servistar. Joe was previously the Chief Executive Officer of Makro, having first joined the company in July 1971. Following a period with the Checkers group from 1978, he returned to Makro in October 1988 as Merchandise Director, and was appointed Managing Director in 1993. Joe has 35 years of mass merchant, general merchandise and FMCG experience.

Robin Wright (50)
BCom, CA(SA)

Divisional Chief Executive

After studying at Natal University and serving articles with Ernst & Young, Robin qualified as a Chartered Accountant in 1978 and spent six years in retailing and wholesaling at WG Brown before founding CCW in 1985. In 1998 Robin sold a controlling interest in CCW to Massmart and was appointed to the Executive Committee. He subsequently led the acquisition and integration of Browns and Weirs, and the growth of the division to become South Africa's leading food wholesaler.

Divisional directorate

Mark Lamberti (56)
Chairman
Guy Hayward (41)
Fanus Nothnagel (44)
Divisional Chief Executive
Jan Potgieter (37)
BCompt (Hons), CTA, CA(SA)
Financial Director
Joined Massdiscounters 2005
Mark Turner (37)
BCompt (Hons), CA(SA)
Marketing Director
Joined Massdiscounters 2006

Rob Barrell (49)
Store Operations Director
Joined Game 1981
John Hart (40)
BCom, MBA
Systems & Supply Chain Director
Joined Massdiscounters 2005
Tyrone Vieira (34)
Merchandise Director
Joined Dion 1991
Pearl Maphoshe (38)
BA, MA
Human Resources Director
Joined Massdiscounters 2006

Makro
Fanus Nothnagel (44)
Chairman
Mark Lamberti (56)
Guy Hayward (41)
Grant Pattison (35)
Kevin Vyvyan-Day (41)
Divisional Chief Executive
Joined Makro 2005
Bruce Cayzer (46)
Food Director
Joined Makro 1999
Michael Jordan (51)
ACIS, ACMA, GMP (Michigan), MBA
Financial Director
Joined Makro 1999

Derick Kalan (38)
General Merchandise Director
Joined Makro 1986
Gert Lourens (52)
Operations Director
Joined Makro 1993
Thuli Mpshe (47)
BCom, Postgraduate Certificate in Business Management
Human Resources Director
Joined Makro 2003
Chris Nezar (48)
BCom, MBA
Marketing Director
Joined Makro 1989





Kevin Vyvyan-Day (41)

BCom (Wits), BAcc (Wits), CA(SA)

Divisional Chief Executive

After graduating from Wits, Kevin commenced articles with Deloitte and qualified as a chartered accountant in 1989, whereafter he consulted at both the Strategy Group – Deloitte as well as at Gemini Consulting. Kevin joined UPD as the Group Operations and Systems Director in 1995 and was appointed Group Chief Executive Officer in December 1996. Kevin joined Massmart as a member of the Executive Committee and Divisional Chief Executive responsible for Makro on 1 August 2005.

Richard Potash (33)

BBusSci(Hons), MCom

Divisional Chief Executive

Richard graduated from the University of Cape Town with a Business Science degree and a Masters degree in Financial Management. After four years in merchant banking with ABSA Corporate and Merchant Bank and Standard Corporate and Merchant Bank, he joined Afgri as Operations Director and a member of the Executive Committee. Richard joined Massmart on 1 July 2005 as Divisional Chief Executive and a member of the Executive Committee with responsibility for Shield and Furnex. Richard is now responsible for Shield, Jumbo and Cell-Shack.

Steve Glendinning (45)

BSocSci (Hons), MEd (Ed Psych), Senior Exec Program for SA (Harvard)

Group Organisational Executive

Steve was appointed Group Organisational Executive in May 2002, with Group responsibility for human capital and the coordination of Group Organisation Development. He was previously an executive director of Massdiscounters. Prior to that, Steve gained extensive experience in industry and consulting which included four years with Deloitte & Touche Consulting Group and executive positions in the Mondi division of Anglo American.

Jay Currie (32)

BSc

Group Commercial Executive

Jay graduated from Natal University with a BSc in Biology in 1995. Following a period managing the Mala Mala Game Reserve and after founding a small IT solutions provider, Jay joined Massdiscounters in the role of IT Technical Manager in November 1999. He was appointed to the Massdiscounters board, responsible for IT, in 2002. He assumed responsibility for the supply chain of that company in 2003 and was appointed to the Massmart Executive Committee in the role of Group Commercial Executive in January 2006.

Mark Lamberti (56)
Chairman
Joe Owens (57)
Divisional Chief Executive
Guy Hayward (41)
Aubrey Cimring (35)
Norman Kretzmer (43)
BCom, BAcc, CA(SA)
Joined Builders Warehouse 2004
John Keil (60)
CA(SA)
Joined Servistar 1980
Robbie Best (43)
BCom, CA(SA)
Joined De La Rey 2003
Graham Booysen (42)
MBA (Henley)
Joined Makro 1994 and Federated Timbers 2006

Carlos Gomes (38)
Joined De La Rey 1989
Alison Lambert (48)
BA, HDE
Joined Makro 1989 and Massbuild 2005
John Hudson (51)
BCom, MBA
Joined Makro 1985 and Massbuild 2005
Llewellyn Steeneveldt (37)
BSc Metallurgical (Eng), GDE (Ind.Eng.), MBA
Joined Massmart 2002 and Servistar 2006

Shield
Grant Pattison (35)
Chairman
Guy Hayward (41)
Aubrey Cimring (35)
Richard Potash (33)
Divisional Chief Executive
Joined Massmart 2005
Bradley Evelyn (53)
BCom, Postgraduate Diploma in Accounting
Financial Director
Joined Game 1986 and Masstrade 2004
Ahmed Goondiwala (65)
Business Development Director
Founded Shield 1973
John Loomes (38)
MBA
Retail Franchise Director
Joined Shield 2003

Mike Marshall (49)
FCMA
Business Systems and Process Director
Joined Shield 2004
Richard Millson (34)
BCom (Hons), MBA
Director
Joined Massmart 2002 and Masstrade 2004
CBW
Grant Pattison (35)
Chairman
Guy Hayward (41)
Jay Currie (32)
Robin Wright (50)
Divisional Chief Executive
Neville Dunn (37)
BCom, CA(SA)
Financial Director
Joined CBW 2002

Mike Marshall (49)
FCMA
Business Systems and Process Director
Joined CBW 2006
Craig Surmon (44)
Marketing Director
Joined CBW 1987
Jumbo
Grant Pattison (35)
Chairman
Mark Lamberti (56)
Aubrey Cimring (35)
Fred Cresswell (39)
BSc Civil (Eng), MBA
Managing Director
Joined Massmart 2001 and Jumbo 2002
Chris Lourens (46)
Management Diploma, MBA
Operations Director
Joined Makro 1991 and Jumbo 2005



Within **southern African retail** and **wholesale** distribution, **MASSMART** is a **unique investment** offering:

Strategic and structural clarity

- Strict adherence to organic and acquisitive growth criteria
- Focused divisions, each a leader in its target market and business type
- Additional value created through inter-divisional collaboration
- Behaviour aligned by short- and long-term incentives

Management quality and depth

- The top 85 executives, average age 45, hold 138 degrees and have an average 15 years' retail or wholesale experience

Diversification

- Customers – All mass market socio-economic strata
- Geography – Eleven sub-Saharan African countries
- Merchandise – Leadership in five general merchandise categories and liquor, with a significant wholesale food profile
- Formats – Optimum deployment of appropriate formats in different markets

Revenue growth

- Proven record of successful organic (33%) and acquisitive (15 acquisitions) growth
- Proven record of comparable store sales growth
- Consistent merchandise innovation
- New stores in South Africa planned for Game, Makro, Builders Warehouse, Builders Express and Builders Trade Depot
- New stores in Africa planned for Game
- Acquisition opportunities constantly under consideration

Profit growth

- Growing productivity of capital, space and labour
- Improving operating practices and expense and working capital reduction
- Inter-divisional collaboration
- Higher growth in higher net margin Chains
- Commencement of supply chain enhancement

Relatively low risk

- Diversified portfolio of low cost business models with complementary margin and cash characteristics
- High cash generation and high cash earnings
- Retail credit only 1% of total sales

Good governance

- Record of good disclosure
- Compliant with the King II Report on Corporate Governance
- Compliant with the JSE SRI Index criteria
- Member of the Ethics Institute of South Africa





Letters to the Shareholders from the Chairman, Deputy Chairman & CEO, and CFO

Letters to the Shareholders from the Chairman, Deputy Chairman & CEO, and CFO

Letter from the Non-executive Chairman



The operating environment

The economic environment in South Africa remained highly favourable to retailers during the financial year, with consumer confidence high and record sales growth in the retail sector.

In the ten other countries in sub-Saharan Africa in which the Group has outlets, the economies were relatively stable, with the notable exception of Zimbabwe.

The socio-political environment in South Africa is stable and continues to mature, with the exception of increasing levels of crime and violence in some areas, requiring increased store security and affecting the home lives of many of the Group's executives and employees. It is fundamentally important that Government prioritises programmes aimed at reducing crime levels nationally.

Performance

Massmart's management has again delivered a superb set of results. Revenue from continuing operations increased 18.1% to R29.9 billion and headline earnings per share increased by 28% to 419 cents per share. All four of the Group's divisions performed well, with particularly strong growth in earnings from Masswarehouse and Massbuild.

All four of the Group's key productivity ratios were maintained or improved, reflecting management's focus on improving returns in the context of the Group's value proposition to consumers.

Sales have grown at a compound rate of 19.4%, profit after tax at 42.3% and headline earnings per share at 32.8% over the past seven years - a remarkable performance indeed, particularly given the size and scale of the Group.

Massmart's balance sheet is strong, its liquidity levels are high, and structural and liquidity risks remain negligible.

Strategic developments

The Group has well defined mission statements and strategies, all of which have been well communicated to stakeholders.

Massmart concentrates on building its portfolio of differentiated, complementary, focused wholesale and retail formats distributing mainly branded consumer goods for cash in sub-saharan Africa.

Massmart grows both organically and by acquisition and continues to use its collaborative channel strategies to balance the returns generated by the divisions.

Governance

The Board of Massmart comprises four executive directors and nine independent, non-executive directors, three of whom are black and two of whom are female.

The Board has targeted that in due course at least 50% of the non-executive directors should be black, 30% should be female and the majority of the non-executive directors should continue to be independent.

We intend to appoint a further two black non-executive directors in the coming year, at least one of whom will be female.

The non-executive directors have an appropriate mix of retail, financial, governance and human capital skills. The Board and its committees functioned well during the year. A fourth committee focusing on sustainability issues has been established under the chairmanship of Mr KK Combi.

The Board regards its key functions as:

- The keepers of strategy;
- The monitors of risk;
- The custodians of management excellence;
- The overseers of performance of the Company

Sound corporate governance has been maintained at all levels and I am pleased to refer stakeholders to the detailed corporate governance review contained in this report.



The CEO's succession

One of the most important functions of any board is to ensure effective and transparent succession planning. In anticipation of the retirement of Mark Lamberti as Group CEO in June 2007, a comprehensive succession process has been under way since 2004. This included an exhaustive selection process and a benchmarking exercise by a leading executive search professional.

This resulted in us being able to make the very pleasing announcement in May this year that Mr Grant Pattison would be appointed CEO Designate from 1 June 2006 and that he will take over as Chief Executive Officer on 1 July 2007. His appointment is unanimously supported by the Board and the Executive Committee and has been well received by the Group and its stakeholders. He is an exceptional executive, who is well equipped to lead Massmart and its highly qualified management team.

I should like to pay tribute to Mark Lamberti for the thorough, comprehensive and selfless approach he has followed in this process which is evidenced by a very satisfactory outcome fully supported by his executive and non-executive colleagues.

Future chairmanship

My Board colleagues and I are unanimously of the view that the interests of Massmart's stakeholders will be very well served by the retention of the skills and experience of Mark Lamberti in a non-executive capacity within the Board and committee forums after his retirement as CEO. In arriving at this conclusion we held numerous discussions over a lengthy period to consider the matter carefully from the perspectives of governance, continuity, risk, perception, the needs of Massmart's constituents and shareholders, the personalities involved, general succession issues and Board functionality. We accordingly decided to offer Mark the non-executive chairmanship of the Group from 1 July 2007 and were very pleased that he accepted.

The chairmanship will continue to be completely non-executive and subject to all existing policies relating to remuneration and tenure.

To further facilitate sound governance, the roles of Deputy Chairman and CEO will be separated and, at the request of the Board, I have agreed to serve as independent Deputy Chairman and lead independent director from 1 July 2007. In addition, the chairs of the four Board committees will continue to be held by independent directors.

I believe this is a very satisfactory outcome for the Group and will optimise future Board performance.

Sustainable development

An exceptionally detailed sustainability report is included in the financial statements. The report reflects the strong progress made, in particular in the formulation of a comprehensive BEE staff share ownership transaction which will be implemented in the current financial year.

I am proud to note in the report the clear evidence in all areas that Massmart is proactively addressing the inequalities of the past and the vision of a united South African society in the future, through its commitment to employment equity and CSI programmes, its innovative approach to promoting enterprise development and the inclusion of BEE targets as the sole qualitative element of executive incentive schemes.

Shareholders

I am pleased to welcome all new shareholders who have invested in the Group during the year. The Group now has 6 629 registered shareholders including 4 803 individuals and numerous retirement, endowment and investment funds. The Group has no controlling shareholder or shareholder of reference and its shares are widely held in South Africa and abroad. It is interesting to note that the foreign shareholding in the Group continued to increase and now exceeds 60%, the majority of which are domiciled in the USA, with the balance predominantly in the United Kingdom and Europe.

Liquidity in the shares has again improved. Shares traded in the past twelve months amounted to 116% of issued share capital making Massmart one of the more liquid shares on the JSE.

Appreciation

I record my personal appreciation to my colleagues on the Board and to the CEO and his team for their unfailing support, and also to the Group's professional advisors and bankers for the high quality of their services to the Group.

It has been a pleasure and honour to lead the Board of this exceptional Group over the past year and I look forward to the last year of my tenure as Chairman with excitement and enthusiasm.

Christopher Seabrooke
17 October 2006





A remarkable year

If the intention of this report was simply to comment on yesterday, it would be an easy one to write.

Consumer confidence soared to its highest level in recorded history in the first quarter of 2006, manifest in an average annual growth of retail industry sales at constant 2000 prices of 6.9% in the second half of 2005 and, ahead of expectations at 9.6% in the first five months of 2006.

General business confidence mirrored that of consumers in all but the last quarter, when a slowdown in the growth of vehicle sales and house prices was accompanied by a correction to the stock market and a deterioration of the Rand.

Against this backdrop, all but the most incompetent retailers prospered. Most retailers reported high rates of comparable store sales growth, many embarked on aggressive new store programmes and those who could, extended credit to a voracious market. The consolidation of South African retail continued apace and, with national chains now the major participants in every retail category other than liquor, competition for the most part was aggressive but rational.

For all of us privileged to lead your company, 2006 was a year of extraordinary corporate and personal achievement in which strategic evolution, structural development and operational control converged to produce a group-wide, record financial performance by any measure. Massmart is more valuable than a year ago, and we laud all who made it so.

Massmart has now delivered 35 consecutive half years of real sales growth over 8% and our 16 consecutive half years of headline earnings per share growth, which has compounded at 31.1% over the past five years.

But looking backwards in celebration will do little to help you decide on a future relationship with the Group. My more challenging obligation is therefore to provide insight into why we did what we did and to share those of today's philosophies, strategies and plans that will determine the direction and shape of Massmart tomorrow.

Refining the strategy and portfolio

Starting with a modest six store base 18 years ago, Massmart has become the third largest retailer in Africa – more profitable than the two slightly larger competitors – as a direct consequence of strategic thinking. We are thoughtful about every aspect of our business, but particularly so about strategy. We have developed the disciplines necessary to identify and analyse the strategic significance of changes in the world around us, we believe that there is little chance of sustained business success without a strategic context and we know that strategy is not long term planning.

Our understanding of strategy is best captured by Michael Porter's 1996 comment: "In many companies, leadership has degenerated into orchestrating operational improvements and making deals. But the leader's role is broader and far more important. General management is more than the stewardship of individual functions. Its core is strategy: defining and communicating the Company's unique position; making trade-offs; and forging fit among activities."

We respond to this enjoinder both as a Group and as its constituent parts.

"Unique positioning"

Massmart is uniquely positioned in South African retail. Any susceptibility to economic cycles resulting from its leadership in the general merchandise and home improvement sectors (52% of Group sales), is mitigated both by its participation in wholesale food and its cash profile (consumer credit constitutes only 1.2% of Group sales). Massmart cannot be compared to the furniture or fashion credit retailers who are more cyclical or the food retailers who are less so.

Within the divisions we strive at all times to achieve a sustainable difference in the minds of customers by virtue of geographic location, retail format, merchandise mix, marketing appeal and business model.



"Trade-offs"

We are clear about the trade-offs. Firstly, we are a sub Saharan African business and we regard the risks of venturing beyond this territory as too high to contemplate. Secondly, we are a low gross margin, low expense, cash business and we avoid consumer credit in the firm belief that it will introduce risk that our low gross margins cannot support, and complexity and cost that will ultimately undermine our low price value proposition to customers. Thirdly, we will not operate small stores that could reduce the low expense to sales ratio, which results from our distributing 17% of the sales and 19% of the cost of sales of all JSE listed retailers through only 2% of the outlets. Our average sales per store of R122 million is core to the productivity ratios that underpin our low prices and we regard the courage and competence to operate very large stores as part of our competitive strength. Finally, being mindful of the distinct differences between various lines of retail trade, we are cautious about venturing into product categories that require substantially different skill sets to those we have.

In the divisions and trading entities, we resist the temptation to copy competitors, we are increasingly selective in our pursuit of quality sales, and we avoid situations where the only basis of competition is operational efficiency, which we know is seldom sustainable.

In short we are very clear about what we will and what we will not do, and we have been faithful to our strategic criteria in all of the acquisition or organic development decisions that have resulted in a 25% compounded growth of sales over the past eighteen years. The efficacy of our strategy was confirmed during the past year by Deloitte ranking Massmart as the 24th fastest growing of the largest 250 retailers in the world over the past five years.

"Fit among activities"

Our enduring strategic quest is the pursuit of value beyond the sum of Massmart's parts. We create this value by seeking inter- and intra-divisional synergy, alignment and inter-dependence between the many complementary and supporting activities that comprise our supply chain, without ever undermining front line management responsibility for customers or profits.

We give effect to this objective through central control of strategy, capital, performance and leadership development, and by promoting divisional collaboration in: procurement; the coordination of retail positioning, promotion and pricing; the sharing of non-differentiating services; the development of human capital; benchmarking and learning. We constantly seek out opportunities to simplify our business, to eliminate complexity and to obtain the highest possible return on managerial effort. How we do things is as important as what we do.

Portfolio development

Over the past year the application of these precepts enhanced divisional focus and the size of the portfolio, and moved the Group closer to its targeted returns by enhancing


South African retail industry growth
Retail industry sales growth – 12 months to June
14
12
10
8
6
(%) 4
2
0
-2
-4
1999
2000
2001
2002
2003
2004
2005
2006
Real
Nominal
GDP


Retail inflation
7
6
5
4
(%) 3
2
1
0
Jul 03
Sep 03
Nov 03
Jan 04
Mar 04
May 04
Jul 04
Sep 04
Nov 04
Jan 05
Mar 05
May 05
Jul 05
Sep 05
Nov 05
Jan 06
Mar 06
May 06
Retail inflation
CPIX



the value proposition to customers, improving working capital management, space productivity and containing costs without compromising asset development and renewal.

Massdiscounter's role as Southern Africa's leading **general merchandise discounter** (trading under the Game and Dion brands) was entrenched with the opening of nine new stores – some which were a new more efficient Game format that will enable us to penetrate smaller markets that were previously not viable – and through the formulation of plans for the rationalisation and repositioning of the Dion chain as a new appliance and home electronics format, which will be tested in the current year.

The Masswarehouse leadership in **warehouse club discounting** (trading as Makro) advanced as the new stores opened in 2005 became more profitable, the better use of Makro's unique Customer Relationship Management software enhanced sales and margins, and the decision was taken to open two more outlets over the next three years.

Massbuild's position as South Africa's leading **home improvement retailer** (in future trading under the Builders Warehouse, Express and Trade Depot brands) was established with the opening of four new Builders Warehouse stores and the definition of the strategy, structure, formats, footprint and brands necessary to integrate the businesses acquired over the past three years as a national chain under a unified management team.

The competitiveness and prospects of Masscash, our **food wholesaling** business (trading under the CBW, Jumbo and Shield formats), were enhanced by the acquisition of two stores, the sale of Furnex, investment in the refurbishment and management in Jumbo, and the clarification of an integration strategy that will optimise our position in the cash and carry wholesaling of basic food, groceries, liquor and housewares to smaller independent retailers.

The Massmart portfolio now comprises 228 stores, distributing three major product categories, through four divisions under nine retail brands in 11 countries in sub-Saharan Africa.

Vision 2009

We remain committed to a formal annual strategic review which charts our course over the following three years within our strategic constraints and in response to environmental and industry developments.

In early 2006 this process resulted in the formulation of "Vision 2009", the successful implementation of which will

Massmart **has now** delivered **35** consecutive half years of real sales growth over 8%

result in sales growth in excess of the sum of gross domestic product growth, inflation and space growth, with cash profit growth well in excess of this over the period.

This will be achieved through the strategic developments described above, the unrelenting pursuit of operating efficiency, trading tactics to increase real comparable store sales growth – in our view the most critical measure of retail performance – and the carefully researched opening of 58 stores which will generate additional estimated sales of R6.5 billion by June 2009. Of these, 27 stores will be opened in the current year generating estimated annualised sales of R2.0 billion.

Aborted acquisition

In October 2005, the Competition Commission recommended the prohibition of Massmart's acquisition of 84.1% of Moresport for R403.8 million, first announced on 26 April 2005. In April 2006 the Competition Tribunal upheld this decision. The parties and their advisors are of the view that the Commission and the Tribunal erred in their analysis and decisions, failing to show how the merged entity could possibly undermine competition or impinge negatively on any stakeholder, none of whom were opposed to the transaction.

Massmart wished to proceed with the appeal against the Tribunal's decision but it was possible that a ruling would only be handed down in September 2006 or later, 16 months or more after the transaction was entered into. This presented the Sellers (Vestacor, Nedbank and Moresport management) with a diminution of relative value and with challenges relating to the management and growth of Moresport within the constraints of a sale agreement. The Sellers' position became untenable and they decided not to proceed with an appeal. The parties therefore agreed to terminate all agreements between them with effect from May 2006.

Increasing organic growth

While acquisition remains a part of our growth strategy, it is clear that the importance of acquisition as the primary driver of Massmart's sales and profit growth is declining. Having achieved the requisite critical mass, Massmart's exciting growth prospects are not reliant on acquisitions.



Increasingly, sales growth is being driven by expeditious new store development, innovative merchandising and marketing, and the refinement of the positioning of the retail proposition to customers. This trend is reflected in the fact that 46% of last year's growth was organic, compared to 33% of Massmart's growth since 1988.

The growth of profits and operating margins is being driven by improving operating efficiencies, increasing the participation of higher margin merchandise, and emphasising the growth and development of higher margin business models in the portfolio. Over the past three years the 25.5% improvement in operating margins has resulted from each of these, the latter reflected in a decline in the sales participation of the lower margin food and liquor categories from 59.0% to 49.4% in favour of the higher margin general merchandise and home improvement categories.

Embracing sustainability

One of the benefits of the advent of good corporate governance as a business practice rather than as an expression of leadership diligence and integrity is the concept of sustainability. Couple this to the notion of the incapacity of the Company and you start to think about many dimensions of business leadership in a different way. We certainly have.

While always respecting the rights of owners, we have never subscribed to the concept of shareholder supremacy, which runs the risk of ignoring or demeaning the rights of other stakeholders. Allied to this we have always eschewed short-term thinking. But sustainability practice has brought discipline, structure and measurement to bear on our approach to the long-term interests of stakeholders. There is no doubt that Massmart is a better company as a result and we report fully on our progress with sustainability as a major section of this report.

During the past year we registered progress on five particularly noteworthy initiatives that will enhance Massmart's sustainability for many years to come.

Choosing my successor

Last year we reported generally on our management of succession and specifically on the process that would be followed to select my successor on the expiry of my contract in June 2007.

While the choice of Chief Executive is arguably a Board's most onerous decision, I regard succession as a Chief Executive's responsibility and have accordingly devoted time to studying and observing CEO succession practice over many years. This

Massmart Business Model

Holdings • Strategy • Portfolio • Capital allocation • Performance • Executive development



Divisional growth

- Differentiated competitive offerings
- Dominant in complementary product categories
- Multiple target markets and regional reach
- Favourable cash characteristics
- Sound organic growth
- Strict acquisition criteria

Channel collaboration

- Procurement (forums)
- Coordinated retailing (positioning, pricing and promotion)

Shared services

- Non-differentiating services rendered at lower cost to divisions
- Executive development
- Human capital management



resulted in the formulation of the following principles, some of which are in contradiction with conventional wisdom on the subject: CEO succession must be led and driven by the incumbent CEO in close collaboration with the Board; other than in the case of disaster it is a process not an event; the process should be inclusive of key executives; an internal appointment is preferable unless the company is in trouble; the organisation's tacit view of the likely successor should not be ignored; a "race" between two or more candidates is divisive and highly destructive to the organisation; and the final decision must be informed by objective assessment.

Guided by these principles we devised an innovative, inclusive process, which commenced in early 2004 and enabled the Board and Executive Committee to reach an informed, confident, unanimous decision. During May 2006 the Board announced the appointment of Grant Pattison as Chief Executive Officer Designate with effect from 1 June 2006, to succeed me as Chief Executive Officer from 1 July 2007.

Grant has worked closely with me for eight years and has demonstrated his leadership, intellect and acumen in many roles and situations. He has been my most trusted confidante in the crafting of Massmart's current strategy, he has successfully managed the Group's largest divisions, he has started new companies and departments and fixed troubled ones, he has formulated the structure and processes that enable inter-divisional collaboration, and in doing so he has earned the respect of his colleagues through deploying expertise and influence rather than power. In short his impact is visible everywhere in Massmart and I look forward to him expanding that as Chief Executive.

Developing resilient leaders

To paraphrase my previous comment on strategy, there is little chance of executive development without a leadership context. The South African business leadership context is demanding and unique in many respects.

South African executives, like their international peers, operate in a climate of negative recognition where business leaders are too often denigrated in the eyes of the public – the impressions created by the appalling behaviour of the few devolve on the many who with great dedication and integrity, lead organisations that contribute widely to society. But in addition, the challenges of the skills shortage, rapidly evolving legislation, a dearth of strong middle management, a fledgling civil service, high levels of violent and white collar crime and the obligation to satisfy diverse and often

Massmart's headline earnings per share growth has compounded at **31.1% for the last 5 years**

opposing constituencies regarding the transformation imperative, are foreign to our international counterparts. This is the context in which the leadership of Massmart is obliged to serve all stakeholders.

As the most senior executive forum, the calibre and effectiveness of the Massmart Executive Committee is central to the performance and progress of the Group. With the appointment of Jay Currie as Group Commercial Executive, the Committee increased to eleven people, three of whom are successors to other members of the Committee who will retire over the next five years. The Committee operates effectively within its charter as a forum for: formulating and refining strategy, principles and policies; facilitating and driving collaboration; taking and approving decisions circumscribed by the governance authorities; and directing and controlling the business within the parameters of the authority and responsibility mandated by the Board.

Under the leadership of Steve Glendinning we have formulated a number of leading edge executive and management development programmes, structured to imbue environmental and competitive awareness, strategic insight, world class retail executive competence and leadership resilience.

Succession and career planning throughout the organisation remains a priority. During the year we recognised the need for Massmart to augment its substantial investment in executive development, with more frequent redeployment and rotation of high potential leaders into different roles and we will do so.

Finally, but most importantly, we are determined to increase the ratio of senior black (African, Coloured and Indian) and female managers in Massmart. Despite good intentions, our progress with this imperative has been slow at the more senior levels and the profile of our current executive leadership remains predominantly white male. To redress this new policies related to recruitment, development and remuneration have been introduced and employment equity



is now the only non-financial criterion on which incentives are based.

Empowering our staff

On 14 July 2006, shareholders approved a R1 billion, company facilitated transaction whereby ownership, including rights to vote and earn dividends, equivalent to approximately 10% of Massmart's issued share capital pre-dilution will be issued to two trusts representing approximately 14 500 members of Massmart's permanent general staff and previously disadvantaged managers in South Africa, 83% of all whom are classified as previously disadvantaged.

The transaction will cost the Company R235 million over six years, representing a 2% dilution to shareholders. During the current year the transaction will reduce earnings by 18.6 cents per share.

This transaction, the most significant in Massmart's history, was motivated by the Board's firm belief that Massmart has a responsibility to contribute towards the redress of the economic divide. Together with our commitment to create sustainable employment, this transaction will assist thousands of previously disadvantaged South Africans to live a better life, as their participation as equity owners enables them to accumulate wealth aligned with the progress and success of the company.

Reporting to shareholders

Massmart's 2005 annual report was ranked among the best 25 on the JSE by Ernst & Young, and the Association of Chartered Certified Accountants named it the Best Newcomer Sustainability Report.

Massmart defining events 1990 to 2006

1990 - 1994

1990
- Massmart founded
- With R895 million sales through six Makro stores, Massmart's multi-chain, organic and acquisitive growth strategy formulated

1991
- Transpaco Stationers acquired and integrated to form Makroffice

1992
- Drop Inn acquired
- Acquisition of Shield (378 members)

1993
- Acquisition of Dion (20 stores)

1994/6
- Merger, profit fall and demerger of Makro/Dion

1995 - 1999

1996
- Sale of 25% of Massmart to SHV
- Balance of "Channel & Chain" clarified (Channel collaboration page 64)

1997
- Acquisition of Makro franchise in Zimbabwe

1998
- Acquisition of 51% of CCW (14 stores)
- Acquisition of Game (26 stores)
- Sales exceed R5 billion

1999
- Operating profit exceeds R100 million
- Massdiscounters formed to integrate and rationalise Dion and Game

2000 - present

2000
- Massmart listed on the JSE Limited
- Sales exceed R10 billion

2001
- Acquisition of Jumbo (six stores) and
- Browns and Weirs (22 stores)

2002
- Acquisition of Furnex (390 members)
- Operating profit exceeds R500 million

2003
- Integration of Furnex
- Acquisition of Builders Warehouse (five stores)
- Sales exceed R20 billion

2004
- Acquisition of three independent cash and carry businesses into CBW
- Massmart's liquidity rises significantly on the JSE as institutional shareholders purchase SHV's 31% shareholding

2005
- Acquisition of three new chains: Servistar, De La Rey and Federated Timbers (rebranded to Builders Express, Builders Warehouse and Builders Trade Depot respectively)
- Trading profit exceeds R1 billion

2006
- BEE transaction announced
- Disposal of Furnex
- Sales exceed R30 billion



This year we report under International Financial Reporting Standards for the first time and credit is due to Guy Hayward and the entire financial community throughout the Group for the excellent management of a complex transition which had no impact on our historic high standard of accurate and timeous accounting

HIV/Aids

In addition to our considerable investment in the prevention of HIV/Aids through education and training, we have taken the decision to mitigate the impact of the Aids pandemic by providing free medical attention and antiretroviral medication to members of our staff who are HIV positive. We believe that the costs of this decision are insignificant relative to our obligation as a caring employer in South Africa today.

Expressing gratitude

The past financial year was a remarkable one for Massmart and its leaders.

The 2004 decisions to increase the strength of the Executive team and the head office resource have enabled a year of unprecedented progress and a sound response to many of our stakeholder expectations of a company of Massmart's size and stature.

My gratitude is due to the Chairman for his personal support and his incisive management of the Board, to the members of the Board for their efforts and good counsel through some of the most important decisions in the Company's history, and to my colleagues on the Executive Committee for the exceptional deployment of their extraordinary talent during a period of challenging change. Few leaders are granted the privilege to be surrounded by such a remarkable group of people and I thank you.

Throughout the past year, in every division, store, department and office, the people of Massmart dedicated themselves to the simple but challenging objective of improving the experience of the tens of millions of customers who shop in our stores. The way we choose to do this is not easy. Our founding promise of low price can only be sustained by very high volumes, increased productivity and lower costs, and very often our hardest and most important work takes place when non-retailers are at leisure.

We never take this for granted.

The contribution of each of our 22 000 Massmart colleagues is manifest not only in these outstanding results but also in

Massmart distributes **17%** of the sales and **19%** of the cost of sales of **all JSE-listed retailers** with only **2%** of the outlets

the considerable progress we made towards enhancing the Group's portfolio for sustained performance, and on behalf of the Board I thank every one of you.

Looking forward

Massmart is moving into a new phase of development and growth, characterised by a number of trends that are clearly evident. More organic growth, fewer larger formats, simplified structures, better information, a more efficient supply chain, increased collaboration, more diverse leadership group and greater leverage of the Group's resources, are all trends that will have a profound impact on the organisation and its people.

As a much larger more confident organisation with a higher public profile, Massmart will assert a greater influence on the strategies, structures, processes, brands, cultures and values of its constituent parts, without undermining individual's ownership and accountability for the assets and functions entrusted to them. The leadership required to do this, is very, very subtle, and requires a rare quality of insight, intellect and timing.

Over the last months of my tenure as Chief Executive, while passing the baton, I look forward to observing Grant conceive the new leadership model he will create for the next phase in the Group's history. Massmart and its people are ready for the change.

Mark J Lamberti
17 October 2006




MASSMART
FIDUCIARY CHECK LIST FOR EVERY
1 Do I have any conflict?
2 Do I have all the facts?
THE ULTI

This is the first year that Massmart is reporting fully under IFRS (International Financial Reporting Standards), which came into effect for all financial years commencing after 1 January 2005. Group-wide, the work and analysis required by the financial community to properly address the demands of IFRS was significant, requiring education and guidance from Massmart Corporate, working closely with the external auditors. Due however, to the relative simplicity of Massmart's retail and wholesale financial models, and their associated accounting consequences, the implications of the IFRS were not as complex or as far-ranging as other businesses with more sophisticated financial or accounting models.

The reasons for, and impact of, all the changes effected to the Group's financial statements arising from IFRS are explained fully on pages 29 to 37 of this CFO report, as are other smaller changes effected this financial year.

We continually strive to improve the quality of Massmart's external financial reporting, as well as to better the technical disclosure in our annual report – but always to keep the details and explanations clear and simple even as the accounting standards become increasingly complex and technical. These efforts paid off earlier this year when the Massmart 2005 annual report was awarded an *Excellent* rating in the Ernst & Young South African annual report survey.

Financial targets

The Group has clearly-stated medium-term financial targets or measures that we believe represent optimal performance levels within the income statement or balance sheet, or the combination of both. Certain of these targets are "stretch targets" that will only be achieved in two to three years and with exceptional performance.

These target ratios are shown below:

Target ratio	Definition
ROS > 5.0%	Return on sales (ROS) is the ratio of profit before tax (excluding impairment and amortisation of intangibles) to sales
ROE > 35%	Return on equity (ROE) is the ratio of headline earnings to average ordinary shareholders equity (not adjusting for any intangible previously written off)
Gearing < 30%	Gearing is the ratio of average net interest-bearing debt to average ordinary shareholders' equity
Dividend cover of x2.0	Dividend cover represents the ratio of headline earnings to dividends declared and paid to ordinary shareholders

Return on sales (ROS)

This ratio combines all the key elements of the income statement, being sales, gross margin, supplier income, expenses (including depreciation), and net interest received (or paid). Every important financial aspect of the retail or wholesale business model is captured in this ratio. The largest asset investment at the Massmart Chain level is in working capital (being inventory and debtors), with the concomitant liability (in trade payables), and the relative success of management's impact on net working capital will therefore be reflected in a changed net interest paid (or received). This year the ROS target was increased from 4.5% to 5.0% due to the increasing proportion of the higher margin Massbuild businesses in the Group performance, as well as the continually improving profitability of several of the Group's divisions.

Progress to date – Massmart's current ROS is 4.3% (prior year 3.8%). Massmart has grown its ROS every year since 2000 and we believe that the new higher ROS target of 5.0% remains achievable in the medium-term.

Return on equity

Massmart is committed to delivering superior returns to shareholders. The Group's medium-term targets are to exceed a 35% return on average ordinary shareholders' equity. This target was increased this year due to the Group's improved profitability and the increase in the target ROS.

The Chains are responsible for delivering *operational* returns, being the returns on net working capital and non-current assets excluding intangibles (goodwill and trademarks). Massmart, through the Board and Executive Committee, is responsible for delivering on *investment* returns including the book value of intangibles (raised on acquisitions or



otherwise), as well as setting the Group's gearing levels to influence returns to shareholders and the overall risk profile.

As part of this, the Chains are recapitalised annually by Massmart with non-interest-bearing shareholders' funds that are equivalent to the book value of long-term assets in each Chain. Each business therefore must fund its net working capital position through cash or interest-bearing debt, depending upon the characteristics of each business model. This process enables business or divisional returns to be evaluated and compared on a consistent basis across the Group, and from one year to the next. This policy has not yet been rigidly applied in CBW due to minority shareholders in that business.

Adjusting for intangibles (goodwill and trademarks) previously written off, (i.e. reversing the write-off), the Group's return on average shareholders' equity exceeds 20%. Depending upon the purchase price, acquisitions in the retail and wholesale industry tend to generate significant accounting goodwill due to the relatively low net asset values of those business models.

Progress to date – during the year, Massmart's return on average shareholders' equity was 48.9% (2005: 44.2%).

Gearing

Given the Group's high cash generation and its preference for leasing rather than owning stores, it is difficult to permanently gear (i.e. trade in a net interest-bearing debt position) the Group over the long-term. It may be possible to gear the Group through a strategy of owning rather than leasing all stores, but this would potentially reduce asset and equity returns. Massmart prefers some level of gearing, up to a maximum of 30%, in order to leverage the return on shareholders' equity. Depending upon the cash characteristics of a target company, however, this gearing ratio may be increased but probably no higher than 50%.

As the period-end balance sheet tends to be unrepresentative of the Group's average net cash or debt position during the year (showing higher cash balances as monthly creditors are paid after month-end), the Group's gearing levels are best calculated using the net interest paid (or received) for the period as a proxy.

Progress to date – the Group averaged gearing of 21.8% (2005: 18%) for the year to June 2006. The medium-term funding secured this financial year for the Massbuild purchase considerations increased the gearing but this will trend towards nil over the next two financial years.

Dividend cover

Massmart's current dividend policy is to pay total annual cash distributions representing a x2.0 dividend cover ratio, unless circumstances dictate otherwise. This ratio is not a target – because it is already being achieved – but is provided to give clarity on future dividend levels. The Board believes that this dividend cover ratio is appropriate given the Group's current and forecast cash generation, planned capital expenditure and gearing levels.

The Board has no desire to build up a cash reserve and so will, where practical, reduce dividend covers and/or may execute a share buyback – depending upon the actual traded share price and our view of its valuation – in order to return surplus cash to shareholders.

Acquisitions

Shareholders are reminded that the financial results of the three Massbuild acquisitions are included for a full year in these 2006 results but only for one month in the prior year. Massmart owns 100% of both Federated Timbers and Servistar, although a portion of the Servistar purchase consideration is deferred to 2007. Massmart initially acquired and owned 51% of De La Rey for the 2006 financial year, but recently the remaining 49% balance was acquired resulting in De La Rey being wholly owned with effect from 1 July 2006.

In April 2005, the conditional acquisition of Moresport by Massmart was announced. Following a prohibition recommendation by the Competition Commission, and supported by the Competition Tribunal, but before the matter went to approval, the sellers of Moresport decided to withdraw from the transaction in May 2006 as the 13-month delay was adversely impacting the business. In the meantime, Massmart had secured shareholders' authority to issue up to R500 million in permanent preference shares to fund this acquisition. As circumstances currently stand, Massmart will not be issuing those preference shares.

Disposal

Furnex, the buying association supplying certain general merchandise to its members, was totally disposed of by the Group with effect from 1 March 2006. The main reason for the disposal was that increasingly the smaller-store Game format was beginning to compete with Furnex's members in the South African regional towns. The business, which made a profit after tax of R3.7 million for the eight months to 1 March 2006 (2005: loss after tax of R9.7 million, before a goodwill impairment of R72.4 million), was sold for a cash consideration of R25.7 million and recorded a net loss on disposal of R1.8 million. Warranties and conditions usual to a corporate transaction of this nature were provided by Massmart.

Black economic empowerment staff equity transaction

There is no effect in the June 2006 financial results of the Black Economic Empowerment (BEE) staff equity issue that



was announced in May 2006 and formally approved by Massmart shareholders in July 2006. This BEE issue was effective from 1 October 2006 and so will first be included with the December 2006 and June 2007 financial results.

Full disclosure on this BEE staff equity transaction was published in the circular issued to shareholders dated 15 June 2006. Details of the transaction can also be found on pages 82 and 83.

Income statement

This review covers the consolidated income statement shown on page 113, and the related notes on the ensuing pages.

Note that all financial figures for 2005 have been restated as a result of applying IFRS and that, unless indicated, all figures are for the continuing Group businesses, i.e. excluding Furnex.

Sales

General merchandise prices for the financial year, using the Group's sales mix, averaged deflation of 2.4%. During the financial year food deflation decreased and then, in the latter half, moved into inflation. Combined inflation for the Group's Food and Liquor was 4.3%, while Home Improvement reported inflation of 3.5%. The Group's weighted-average inflation rate for the 2006 financial year was 1.2%.

The Rand weakness since June 2006, coupled with recent fuel price increases and the general pressure on prices from rising South African core inflation, will result in further inflation in the Group and, currency dependent, could average 4% – 6% for the June 2007 financial year.

Total sales of R29 964 million increased by 18.1% over 2005, both years representing 52 weeks' trading. Of this sales growth, the Group's existing businesses and stores contributed 5.5%, new stores added 4.8% and acquisitions the remaining 7.8%.

During the financial year the Group opened 17 new stores, closed four stores and acquired two stores, thereby increasing its trading area by 38 204 m². The Group's total trading area is now 992 855 m², an increase of 13.1% over the prior year figure of 877 878 m². The new stores were Game stores in George, the Vaal Mall, Makhado, Shelly Beach, Wonderpark, Ermelo, Worcester, Ladysmith and Lagos, Nigeria; CBW stores in Pretoria West and Springs; Builders Warehouse opened stores in Rivonia (Johannesburg North), The Glen (Johannesburg South), Bloemfontein, and Port Elizabeth; and De La Rey opened another two stores in Cape Town. CBW acquired two stores in Olifants and Lepopo, Botswana. The stores closed were Dion Vanderbijlpark, the old Builders Warehouse, Rivonia and Federated Timbers, Seadoone Durban and Highveld, Witbank.

Gross profit

The basis of calculating gross profit was necessarily restated during this year, resulting in certain categories of supplier income, discounts and rebates now reducing the cost of sales rather than net operating expenses. An amount of R586 million (2005: R523 million) was reallocated from expenses to cost of sales, resulting in changes to both those ratios to sales. Gross profit of R5 313.6 million reflects a 17.7% gross margin that is greater than the prior year's restated 16.5%.

The reasons for this improvement were twofold: the first being the portfolio effect of the greater proportion of the higher margin Massbuild businesses, and the second being tactically higher margins in Masswarehouse and Masscash. The Group's gross margin will always be dependent upon the mix of sales across the divisions and the required trading aggression occasioned by competitor activity, but is expected to improve marginally due to the increased proportion of the higher gross margin sales from the faster-growing Massbuild division.

Other income

Other income of R117.0 million (2005: R135.6 million) comprises royalties and franchise fees, property rentals, investment income (excluding interest), finance charges from Massdiscounters' small consumer credit book, and sundry management and administration fees. These are shown in more detail in note 5 on page 128.

Expenses

As noted in the gross profit section above, accounting changes resulted in net operating costs being restated. Total expenses of R3 985.5 million (2005: R3 187.2 million) represent 13.3% of sales, slightly higher than the prior year's restated 12.6% of sales. This ratio was expected to increase slightly due to the increased proportion of the higher-expense Massbuild businesses, but was also impacted by several larger items described in more detail below. Many of the 17 new stores opened during the 2006 financial year would not yet be trading at optimal levels and so will distort traditional expense and sales ratios. As trading levels accelerate, these stores will become more efficient and the ratios will improve towards Group norms. Costs and cost-productivity remain areas of continual focus across the Group.

Due to ongoing store improvements and refurbishments, and expansion through new stores, the depreciation charge of R202.9 million (2005: R157.5 million) increased dramatically, and will continue to increase as it reflects the higher capital costs of this expansion. Makro, Game, and, to a lesser extent, Builders Warehouse, have been refurbishing their major stores, resulting in higher depreciation charges. Due to these refurbishments, the annualisation of depreciation arising from the capital expenditure on new



stores in 2006, and that arising from the new store expenditure scheduled for 2007, the Group's depreciation charge for 2007 will grow by more than the rate of sales growth.

Employment costs of R2 079.0 million (2005: R1 656.7 million) are 25.5% higher than the prior year but, excluding the Massbuild acquisitions, are 14% higher. The existing businesses employed 9.2% more employees (mostly for new stores) and had annual salary and wage increases of 7% – 8%. The acquisitions increased total employees by 13.5%. At 6.9% of sales, employment costs are higher than last year's equivalent figure of 6.5% and remain the Group's single largest operating cost. Due to the significant degree of incentivised remuneration for the Group's staff, management and executives, total employment costs will generally increase at a rate greater than inflation when exceptional performance is achieved, as was the case in 2006. For the forthcoming financial year the Group's salary increases are between 4% – 6% while the wage increases are 7% – 8%.

Occupancy costs, the Group's second biggest operating cost, increased 7.0% before acquisitions, but in total increased 15.0% to R740.5 million (2005: R644.0 million). Total trading space increased by 13.1% to 992 855 m². As a percentage of sales, however, this figure at 2.47% is lower than the prior year equivalent of 2.54%. This would have primarily been caused by the annualisation of the two new Makro stores opened in the prior year. The lease-smoothing accounting policy that applies to operating leases has the effect of keeping comparable-store lease charges broadly equal from one year to the next, and so any increase between years would therefore be from new stores. Another effect of this lease-smoothing accounting policy is that annual lease escalations will no longer increase the Group's lease charge.

Other significant items

Included in operating profit is a net gain on foreign exchange transactions and translations of R33.3 million (2005: net gain of R25.4 million). Of this, R17.6 million (2005: gain of R4.8 million) relates to realised and unrealised gains arising from Massdiscounters' African stores, a R8.0 million loss (2005: loss of R1.5 million) was recorded in CBW arising from the devaluation of the Botswana currency, and the balance of the net gain arose primarily from IAS 39 adjustments relating to forward exchange contracts held at Massmart.

Operating profit

After all the above, Group operating profit of R1 328.1 million (2005: R992.3 million) is 33.8% ahead of prior year and has improved from 3.90% to 4.45% of sales. This improvement was generated from different actions across the Group, but can broadly be summarised as excellent cost control in Massdiscounters and Makro, increased gross margins from trading in Makro and CBW, and the greater contribution from the higher margin Massbuild. Given the cost increases highlighted above and the expected low level of sales inflation, cost control and real sales growth remain key imperatives for the Group.

Net interest paid

Net interest paid of R32.2 million (2005: R20.2 million) increased due to the medium-term funding secured for the three Massbuild acquisitions in 2005. Taking into account anticipated capital expenditure and excluding any unforeseen developments or new initiatives, the Group will remain net geared for two years.

Taxation

The total tax charge of R444.6 million represents a total effective tax rate of 34.3% compared to the prior year charge of R307.5 million at 31.6%. Two factors caused this, the first was the higher charge from the secondary tax on companies (STC), arising from the higher dividends paid, which increased from 2.2% to 3.2% within the effective tax rate. The second was a write-off of the net deferred tax asset of R20 million arising from operations at the Group's loss-making Game Mauritius store. The higher level of STC will be the norm while the deferred tax write-off was a one-off.

Excluding the impact of STC, Massmart expects its future effective tax rate to be at or near the South African corporate rate of 29%, although higher tax rates in certain foreign jurisdictions may marginally increase this.

Massmart is not concerned about any specific element of tax risk in the Group's historical tax returns, but there always remains the uncertainty that adjustments arising from potentially unfavourable tax assessments from the past tax returns, some of which have not yet been assessed by SARS, could impact future earnings. In addition, SARS can reopen any tax assessments within three years of issuing such assessments.

Headline earnings

Adjusting for net losses on the disposal and write-off of various assets (see note 9 on page 131), headline earnings of R836.6 million are 28.3% higher than the prior year. Slightly more shares in issue marginally reduced the headline EPS increase to 28.0%. After adjusting for the potential future conversion of 5.4 million share options, the diluted headline EPS of 408.3 cents is lower than actual headline EPS of 419.3 cents (calculated in terms of AC 104).

Balance sheet

This review covers the consolidated balance sheet shown on page 114 and the related notes on the ensuing pages.

Note that all financial figures for 2005 have been restated as a result of applying IFRS.



Fixed assets

Property, plant and equipment of R944.3 million (2005: R802.6 million) and goodwill of R1 196.4 million (2005: R1 149.9 million) together represent the greatest proportion of the Group's non-current assets.

Over the past few years, Massmart began investing heavily in refurbishing and building new stores and during this year R314.3 million (2005: R351.8 million) was spent on property, plant and equipment. Of this, R173.1 million was replacement capital expenditure while the balance of R141.2 million was invested in new capital assets, including new stores.

A detailed reconciliation of the movements in property, plant and equipment is shown in note 10 on page 132.

Goodwill increased by R46.5 million which reflects some earn-out payments in connection with the 2005 Servistar acquisition. In terms of IFRS all goodwill must be annually tested against the value of the business units with which it is associated and, if overstated, that goodwill must be impaired (see note 11 on page 135 for more details). No goodwill was impaired this financial year.

The figure of R102.3 million (2005: R111.5 million) in other intangibles represents computer software that IFRS requires to be disclosed in this category.

Investments and loans

Investments of R190.9 million (2005: R155.4 million) comprise a R116 million investment in a treasury and international costing module, revalued to reflect foreign-denominated assets within that module. Loans of R190.7 million (2005: R119.7 million) comprise primarily an interest-free amount of R149.5 million (2005: R83.7 million) owed by participants in the Massmart employee share purchase trust. This loan amount reduces as employees sell their shares and repay the related loans, and increases where executives elect to own Massmart shares rather than options issued by the trust. The finance lease deposit of R34.3 million is related to the financing of the Makro Strubens Valley store.

Deferred tax

The deferred tax asset of R409.5 million (2005: R430.5 million) arises primarily from numerous temporary differences, including tax deductions on trademarks, and unutilised assessed losses. This asset will reduce over time as the associated tax benefits are utilised. More detail is provided in note 15 on page 139.

Current assets

Inventories of R3 221.0 million (2005: R2 677.0 million) represent approximately 48 days' sales (using the historic basis), marginally higher than the prior year figure of 46 days. Massdiscounters, as a retail discounter with 80 stores, has the highest inventory levels and its sales days in inventory are almost double that of Massmart's wholesale businesses (Masswarehouse and Masscash). The Massbuild businesses, Builders Warehouse and De La Rey, also have higher inventory days given the need to carry a broad and deep merchandise range in their stores.

Total trade receivables and prepayments, net of provisions, are R1 770.0 million (2005: R1 836.9 million). Although trade credit is offered to customers in De La Rey, Servistar and Federated Timbers, it is well controlled and within the Group's parameters, and does not affect the Group's working capital.

Of Massmart's total sales, approximately 1.2% are consumer credit sales whilst cash (including cheques and credit cards) accounts for 87.1% and trade credit for 11.6% of total sales respectively. Included in trade receivables and prepayments are net trade accounts receivable of R860.8 million (2005: R1 025.7 million) and consumer accounts receivable of R264.5 million (2005: R255.9 million). Consumer credit, being hire-purchase and revolving credit, is found only in Massdiscounters. For more detail, refer also to the commentary on credit risk in the financial risks section below.

Due to creditor payments being made shortly after each month-end, cash balances in the Group at year-end are not representative of the average level of cash or overdraft during the remaining period.

Non-current liabilities

These comprise medium-term bank loans and capitalised finance leases, deferred tax, long-term provisions and the operating lease liability arising from the lease-smoothing adjustment. Interest-bearing liabilities are R519.7 million (2005: R140.0 million) and non-interest-bearing liabilities are R474.7 million (2005: R471.0 million). Details of all non-current liabilities, excluding deferred tax, are included in notes 22 and 23 on pages 143 and 145.

Included in interest-bearing liabilities are medium-term bank loans of R429.7 million (2005: R38.0 million) representing amounts due on medium-term bank loans held with major South African banks. As noted earlier, two R250 million five-year amortising loans were raised during the financial year to finance the Massbuild acquisitions. Capitalised finance lease balances are R90.0 million (2005: R92.5 million).

Included in non-interest-bearing liabilities are the long-term provisions arising from the actuarial valuation of the Group's potential liability arising from post-retirement medical aid contributions owed to current and future retirees. This liability is unfunded. With effect from 1999, post-retirement medical aid benefits are no longer offered to new employees joining the Group. The main balance is the operating lease liability of R474.5 million (R471.0 million) which will be released over the remaining period of the Group's operating leases. This figure increased as a result of the significant number of new stores opened during the financial year.



The deferred tax liability of R97.2 million (2005: R100.1 million) arises primarily from prepayments and other timing differences. More detail is provided in note 15 on page 139.

Current liabilities

Trade payables of R5 875.7 million (2005: R5 001.7 million) represent approximately 87 days of cost of sales (using the historic basis), which is similar to the prior year figure of 86 days.

The current taxation liability of R410.9 million (2005: R287.7 million) reflects the Group's liability for provisional corporate tax payments payable within days of the financial year-end.

Cash flow statement

The consolidated cash flow statement is shown on page 115.

Cash flow from trading of R1 543.6 million (2005: R1 136.5 million) is 35.8% higher than the prior year and closely approximates this year's operating profit before depreciation and amortisation of R1 536.4 million, demonstrating the cash underpin of Massmart's earnings.

Cash taxation paid of R487.4 million (2005: R337.5 million) increased above the growth in taxable income due to the higher STC payments (were R20.9 million, now R45.1 million). This higher level of cash tax will continue as noted in the earlier comment on the likely future Group tax rate.

Due to the IFRS restatement of the prior year's earnings (lowering those earnings), the relative increase in the dividend paid in cash has been distorted and the actual amount paid of R403 million is below the prior year figure of R416 million.

Total capital expenditure (replacement and expansion) was R362.6 million. Capital expenditure for 2007 is budgeted at R480 million, which includes approximately R50 million rolled over from 2006.

Financial risks

Liquidity risk

Liquidity risk is considered low due to the Group's conservative funding structure and its high cash generation. Massmart's liquidity requirements are continually assessed through the Group's cash management and treasury function. The Group has total banking facilities, incorporating overnight, short and medium-term borrowings, letters of credit, forward exchange contracts and electronic fund transfers of R3 492 million (2005: R2 460 million). As at June 2006, total interest-bearing debt amounted to R756.7 million (2005: R670.4 million). For more detail refer also to note 35 on page 161.

As the Group begins to build inventory levels for the festive season, net interest-bearing debt will increase up to a maximum of approximately R1.0 billion in November and December, but will reduce rapidly as peak year-end trading accelerates.

Interest risk

Interest rate exposure is actively monitored due to the Group's significant intra-month cash movements and the seasonal changes in its net funding profile during the financial year. Of the two new medium-term bank loans (note 22 on page 143), the interest rates on both were fixed.

Credit risk

Trade credit is available at Massbuild, Masswarehouse and Masscash, and is adequately controlled by using appropriately trained personnel, applying credit granting criteria, continual monitoring and the use of software tools. A portion of the trade debtors book in Shield is insured with an international insurance company and a further portion is secured through general notarial bonds, pledges and other forms of security from debtors.

Massmart is only exposed to consumer debt through its hire-purchase and revolving-credit debtors books in Massdiscounters. The net book of R265 million (2005: R256 million) is conservatively managed, adequately provided for and represents approximately seven months' credit sales. For more detail, refer also to note 35 on page 161.

Currency risk

Currency risk in the Group is actively managed. All foreign-denominated trading liabilities are covered by matching forward-exchange contracts. Foreign-denominated assets are not covered by forward-exchange contracts, as these are permanent assets held for the long term.

Accounting policies

The Board reports that the appropriate accounting policies, supported by sound and prudent management judgement and estimates, have been consistently applied except as noted below.

International Financial Reporting Standards (IFRS)

Massmart is a first-time adopter of the International Financial Reporting Standards (IFRS), with effect from 1 July 2005. The Group's December 2005 interim financial statements were IFRS compliant and prepared using the transitional provisions provided in IFRS 1 *First-time Adoption of IFRS*. Massmart selected three of the optional exemptions as follows:

- IFRS 3 *Business Combinations* was applied to business combinations executed on or after 31 March 2004. As a result, IAS 36 *Impairment of Assets* and IAS 38 *Intangible Assets* were also applied from this date.
- IFRS 2 *Share-based Payments* was not applied to equity instruments granted on or before 7 November 2002, nor to equity instruments granted after 7 November 2002 that vested before 1 January 2005. The standard was also not applied to share-based payment liabilities settled before 1 January 2005.



- The foreign currency translation reserve (FCTR), representing the cumulative translation differences for all foreign operations, calculated in accordance with IAS 21 *Effects of Changes in Foreign Exchange Rates*, was deemed to be zero on date of transition (1 July 2004) to IFRS.

Apart from the three standards listed above, the following two standards also had an impact on the Group:

- IAS 16 *Property, Plant and Equipment*
- IAS 27 *Consolidated and Separate Financial Statements*

Details on the impact of each of these are provided below.

IAS 16 *Property, Plant and Equipment* requires an annual review of useful life and residual values for assets. This standard had a limited financial impact on the Group.

IFRS 3 *Business Combinations* (including IAS 36 *Impairment of Assets* and IAS 38 *Intangible Assets*), required a change in accounting treatment for goodwill. Goodwill is no longer amortised but rather tested annually for impairment. This change was made prospectively and had a limited financial impact on the Group.

IFRS 2 *Share-based Payments*. The Group has recognised an expense in the income statement for share options granted to employees, with a corresponding credit to equity, representing the fair value of outstanding employee share options granted after 7 November 2002. The fair value at grant date is charged to profit or loss over the relevant vesting periods, adjusted to reflect actual and expected vesting levels. Fair value is determined using the Binomial model, which takes into account factors including the risk free rate, volatility, dividend yield, employee turnover and exercise behaviour. The expenses in the income statement before and after tax (there is no tax relief) were as follows: 2006: R17.4 million and 2005: R17.0 million.

IAS 27 *Consolidated and Separate Financial Statements* eliminated the option of temporary control, where the entity was operating under severe long-term restrictions that significantly impaired its ability to transfer funds to the parent. As a result, Massmart's operations in Zimbabwe have been consolidated retrospectively. All these companies operate in a hyperinflationary environment, and thus the principles of IAS 29 *Financial Reporting in Hyperinflationary Economies* have been applied. The financial impact on net profit attributable to equity holders of the parent for June 2006 is a loss of R1.1 million.

IAS 21 *Effects of Changes in Foreign Exchange Rates* introduces a new approach to determine the method used for translating a subsidiary. The focus is now on the "functional currency" rather than the level of integration between the holding company and subsidiary as previously required by South African Generally Accepted Accounting Practice. This change primarily affected accounting for the African subsidiaries of Massdiscounters, where there was a shift of foreign exchange gains and losses from the income statement to the foreign currency translation reserve in the balance sheet.

The following accounting standards were effective and adopted for the June 2006 year-end. Some of these have had no impact on the Group, and have been included for completeness. Where there is a financial impact, this has been indicated.

Standard	Standard's name	Effective date	Impact on the Group
IFRS 1	First Time Adoption of IFRS	Annual periods beginning on or after 1 January 2004	This standard has an impact on the Group in that it provided implementation guidance for the first time adoption of IFRS. The financial effect is limited to the optional exemptions selected as detailed in the notes above.
IFRS 2	Share-based Payments	Annual periods beginning on or after 1 January 2005	This standard has a material financial impact on the Group as detailed in the notes above.
IFRS 3	Business Combinations	Business combinations after 31 March 2004	This standard has an impact, but no material financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.
IFRS 4	Insurance Contracts	Annual periods beginning on or after 1 January 2005	This standard has no impact on the Group.
IFRS 5	Non-current Assets held for Sale and Discontinued Operations	Annual periods beginning on or after 1 January 2005	This standard has an impact, but no material financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.



Standard	Standard's name	Effective date	Impact on the Group
IFRS 6	Exploration for and Exploration of Mineral Resources	Annual periods beginning on or after 1 January 2006	This standard has no impact on the Group.
IFRS 7	Financial Instruments: Disclosures	Annual periods beginning on or after 1 January 2007	This standard has an impact, but currently no financial effect on the Group. We will adopt this standard when it becomes effective.
IAS 1	Presentation of Financial Statements	Annual periods beginning on or after 1 January 2005	This standard has an impact, but no financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.
IAS 2	Inventories	Annual periods beginning on or after 1 January 2005	This standard has an impact, but no financial effect on the Group.
IAS 7	Cash Flow Statements	Annual periods beginning on or after 1 January 1994	This standard has an impact, but no financial effect on the Group.
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors	Annual periods beginning on or after 1 January 2005	This standard has an impact, but no financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.
IAS 10	Events after Balance Sheet Date	Annual periods beginning on or after 1 January 2005	This standard has an impact, but no financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.
IAS 11	Construction Contracts	Annual periods beginning on or after 1 January 1995	This standard has no impact on the Group.
IAS 12	Income Taxes	Annual periods beginning on or after 1 July 1998	This standard has an impact, but no financial effect on the Group.
IAS 14	Segment Reporting	Annual periods beginning on or after 1 July 1998	This standard has an impact, but no financial effect on the Group.
IAS 16	Property, Plant and Equipment	Annual periods beginning on or after 1 January 2005	This standard has an impact, but no material financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard. This standard was practically very challenging to implement.
IAS 17	Leases	Annual periods beginning on or after 1 January 2005	This standard has an impact, but no financial effect on the Group.
IAS 18	Revenue	Annual periods beginning on or after 1 January 1995	This standard has an impact, but no financial effect on the Group.
IAS 19	Employee Benefits	Annual periods beginning on or after 1 January 1999	This standard has an impact, but no financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.
IAS 20	Accounting for Government Grants and Disclosure of Government Assistance	Annual periods beginning on or after 1 January 1984	This standard has no impact on the Group.
IAS 21	The Effects of Changes in Foreign Exchange Rates	Annual periods beginning on or after 1 January 2005	This standard has a material financial impact on the Group as detailed in the notes above. Additional disclosure in the financial statements is also required as a result of the standard.



Standard	Standard's name	Effective date	Impact on the Group
IAS 23	Borrowing Costs	Annual periods beginning on or after 1 January 1995	This standard has no impact on the Group.
IAS 24	Related Party Disclosures	Annual periods beginning on or after 1 January 2005	This standard has an impact, but no financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.
IAS 26	Accounting and Reporting by Retirement Benefit Plans	Annual periods beginning on or after 1 January 1988	This standard has no impact on the Group.
IAS 27	Consolidated and Separate Financial Statements	Annual periods beginning on or after 1 January 2005	This standard has a financial impact on the Group as detailed in the notes above. Additional disclosure in the financial statements is also required as a result of the standard.
IAS 28	Investments in Associates	Annual periods beginning on or after 1 January 2005	This standard has an impact, but no financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.
IAS 29	Financial Reporting in Hyperinflationary Economies	Annual periods beginning on or after 1 January 1990	This standard has a financial impact on the Group as detailed in the notes above. Additional disclosure in the financial statements is also required as a result of the standard.
IAS 30	Disclosure in Financial Statements of Banks and Similar Financial Institutions	Withdrawn and replaced with IFRS 7	This standard has no impact on the Group.
IAS 31	Interests in Joint Ventures	Annual periods beginning on or after 1 January 2005	This standard has no impact on the Group.
IAS 32	Financial Instruments: Disclosure and Presentation	Annual periods beginning on or after 1 January 2005	This standard has an impact, but no financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.
IAS 33	Earnings per Share	Annual periods beginning on or after 1 January 2005	This standard has an impact, but no financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.
IAS 34	Interim Financial Reporting	Annual periods beginning on or after 1 January 1999	This standard has an impact, but no financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.
IAS 36	Impairment of Assets	Business combinations after 31 March 2004 to all other assets for annual periods beginning on or after 31 March 2004	This standard has an impact, but no material financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.
IAS 37	Provisions, Contingent Liabilities and Contingent Assets	Annual periods beginning on or after 1 July 1999	This standard has an impact, but no financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.



Standard	Standard's name	Effective date	Impact on the Group
IAS 38	Intangible Assets	Business combinations after 31 March 2004 to all other intangible assets for annual periods beginning on or after 31 March 2004	This standard has an impact, but no material financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.
IAS 39	Financial Instruments: Recognition and Measurement	Annual periods beginning on or after 1 January 2005	This standard has an impact, but no financial effect on the Group. Additional disclosure in the financial statements is also required as a result of the standard.
IAS 40	Investment Property	Annual periods beginning on or after 1 January 2005	This standard has no impact on the Group.
IAS 41	Agriculture	Annual periods beginning on or after 1 January 2003	This standard has no impact on the Group.
AC 501	Accounting for "Secondary Tax on Companies (STC)"	Annual periods beginning on or after 1 January 2004	This standard has an impact, but no financial effect on the Group.
AC 502	Substantively Enacted Tax Rates And Tax Laws	Effective upon issue – 1 February 2006	This standard has an impact, but no financial effect on the Group.
AC 503	Accounting For Black Economic Empowerment (Bee) Transactions	Annual periods beginning on or after 1 May 2006	This standard has an impact, but no financial effect on the Group. The Group's BEE deal became effective on 1 October 2006 and will be accounted for in the June 2007 financial year. Details can be found on pages 82 and 83 and in the note below relating to the BEE circular.

Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC)

The IFRIC is a committee of the International Accounting Standards Board (IASB) that assists the IASB in establishing and improving standards of financial accounting and reporting for the benefit of users, preparers and auditors of financial statements. The role of the IFRIC is to provide timely guidance on newly identified financial reporting issues not specifically addressed in International Financial Reporting Standards (IFRS) or issues where unsatisfactory or conflicting interpretations have developed, or seem likely to develop. It thus promotes the rigorous and uniform application of IFRSs.

The following IFRICs have been issued. Many of these have no impact on the Group, and have been included for completeness. Where there is a financial impact, this has been indicated.

IFRIC	Name	Effective date	Impact on the Group
IFRIC 1	Changes in Existing Decommissioning, Restoration and Similar Liabilities	Annual periods beginning on or after 1 September 2004.	This IFRIC has no impact on the Group.
IFRIC 2	Members' Shares in Cooperative Entities and Similar Instruments	Annual periods beginning on or after 1 January 2005	This IFRIC has no impact on the Group.
IFRIC 4	Determining whether an Arrangement contains a Lease	Annual periods beginning on or after 1 January 2006	This IFRIC has no impact on the Group.



IFRIC	Name	Effective date	Impact on the Group
IFRIC 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	Annual periods beginning on or after 1 January 2006	This IFRIC has no impact on the Group.
IFRIC 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	Annual periods beginning on or after 1 December 2005	This IFRIC has no impact on the Group.
IFRIC 7	Applying the Restatement Approach under IAS 29 *Financial Reporting in Hyperinflationary Economies*	Annual periods beginning on or after 1 March 2006	This IFRIC has no impact on the Group. It was written for companies reporting in a hyperinflationary economy for the first time.
IFRIC 8	Scope of IFRS 2 *Share-based Payment*	Annual periods beginning on or after 1 May 2006	This IFRIC has an impact on the Group. It has been incorporated into the IFRS restatement. This IFRIC has been early adopted.
IFRIC 9	Reassessment of Embedded Derivatives	Annual periods beginning on or after 1 June 2006	This IFRIC has no impact on the Group.
IFRIC 10	Interim Financial Reporting and Impairment	Annual periods beginning on or after 1 November 2006	This IFRIC has no impact on the Group.

The relevant IFRIC interpretations have been applied prospectively from the date of issue or other specified effective date.

An IFRIC becomes inoperative and is withdrawn when an IFRS or other authoritative document issued by the IASB that overrides or confirms a previously issued IFRIC becomes effective.

Circulars

A circular is issued by the JSE or SAICA where guidance or clarification is required on an identified financial reporting issue on a South African platform (as apposed to an IFRIC, discussed above, that operates on an international platform). This assistance is required to establish and improve standards of financial accounting and reporting for the benefit of users, preparers and auditors of financial statements. It thus promotes the rigorous and uniform application of the standards.

The following circulars were issued since the start of the financial year. Many of these have had no impact on the Group and have been included for completeness. Where there is a financial impact, this has been indicated.

Circular	Name	Date issued	Impact on the Group
Circular 07/2005	Operating Leases	August 2005	This circular has a material financial impact on the Group as detailed in the notes below.
Circular 08/2005	Status of Professional Pronouncements (replacing 05/00)	August 2005	This circular has an impact, but no financial or disclosure effect on the Group.
Circular 09/2005	The Reporting Accountant's Reporting Responsibilities in terms of Section 13 of The Listings Requirements of The JSE Limited Relating to Property Companies	August 2005	This circular has no impact on the Group.



Circular	Name	Date issued	Impact on the Group
Circular 10/2005	Reporting on Attorneys' Trust Accounts in terms of The Attorneys Act and The Rules of The Law Societies	August 2005	This circular has no impact on the Group.
Circular 11/2005	Reporting in terms of The Immigration Act (as amended) and The Immigration Regulations	September 2005	This circular has no impact on the Group.
Circular 12/2005	Guidance on the Electronic Submission of Financial Information of Retirement Funds	October 2005	This circular has no impact on the Group.
Circular 13/2005	Reports Relating to Certificates Prepared by a Company for Conveyancing Purposes	December 2005	This circular has no impact on the Group.
Circular 01/2006	Disclosures in Relation to Deferred Tax	February 2006	This standard has an impact, but no financial or disclosure effect on the Group.
Circular 02/2006	Clarification of Certain Sections of the Financial Intelligence Centre Act	March 2006	This circular has no impact on the Group.
Circular 03/2006	Evaluation of Compliance with Statements of GAAP	March 2006	This circular has an impact, but no financial or disclosure effect on the Group.
Circular 04/2006	Afrikaans Translation – Illustrative Financial Statements	March 2006	This circular has no impact on the Group.
Circular 05/2006	Medical Schemes' Summarised Financial Statements		This circular has no impact on the Group.
Circular 06/2006	Interim Guideline on Fees for Audits Done on Behalf of the Auditor-General	April 2006	This circular has no impact on the Group.
Circular 07/2006	Auditor's Reporting Responsibilities in terms of the Regulations to the Banks Act	April 2006	This circular has no impact on the Group.
Circular 08/2006	Disclosure of Accounting Policy for Accounting for Black Economic Empowerment (BEE) Transactions	May 2006	This circular has a financial impact on the Group as detailed in the notes below.
Circular 09/2006	Transactions Giving rise to Adjustments to Revenue/Purchases	May 2006	This circular has a financial impact on the Group as detailed in the notes below.
Circular 10/2006	Recognition and Measurement of Short-Term Insurance Contracts	June 2006	This circular has no impact on the Group.
Circular 11/2006	Guideline on Fees for Audits Done on Behalf of the Auditor-General	July 2006	This circular has no impact on the Group.
Circular 12/2006	Operating Leases	August 2006	This circular replaces Circular 07/2005 and has no additional impact on the Group above the original circular.

Where a circular impacts the Group, the results of the Group have been adjusted retrospectively, as if the Group had always accounted for the circular correctly.



Circular 8/2006: Disclosure of Accounting Policy for accounting for Black Economic Empowerment (BEE) transactions

The Group announced its Black Economic Empowerment (BEE) Transaction on 16 May 2006. The estimated economic cost of entering into the BEE transaction for the Group and its shareholders is approximately R235 million. This represents approximately 2.2% of the market capitalisation of the Group at 31 May 2006. This figure was calculated with reference to the requirements of IFRS 2 *Share-based Payments*.

The principles underlying the accounting treatment are in compliance with IFRS. The standard requires the total charge to be amortised over the period of the BEE transaction, being six years. This amortised charge will commence in the June 2007 financial year. South African tax legislation currently does not allow any tax deduction associated with this charge.

Shown below is an illustration of the anticipated effect on the Group if the transaction had been in place for the current year results.

	2006
Reduced headline earnings	R49.0 million
Reduced headline earnings per share	24.6 cents

Generally accepted accounting practice in terms of IFRS will have the effect of reducing Massmart's future reported headline earnings by the amount of the dividend paid to the holders of the "A" Preference Shares. This has been confirmed in a technical opinion issued by the reporting accountants. Given that the amortised IFRS 2 charge in effect already includes the cost of this preference dividend, there will be an element of double-counting the cost associated with this dividend. Based on current accounting framework, statements and practice, this double-counting appears to be unavoidable.

A summarised review of the transaction can be found on pages 82 and 83.

Circular 9/2006: Transactions giving rise to adjustments to revenue/purchases

This circular provides clarity on the accounting treatment for cash discounts, settlement discounts, rebates and extended payment terms. This is in line with the accounting treatment required by IAS 18 *Revenue* and IAS 2 *Inventories*.

The consolidated financial results have been restated, and the effect on the Group has been a reallocation increasing other operating costs and reducing cost of sales by R523.1 million in 2005. There is no effect on tax, attributable earnings or headline earnings.

Other adjustments giving rise to a restatement of the consolidated results

Due to the nature of the current IFRS accounting environment, where standards are written for international application and require extensive interpretations for accurate adoption, there is a potential exposure to future interpretations or changes in current interpretations that would require a change in accounting application that is not driven by a change in the standard itself. This type of change could arise as a result of an IFRIC statement or circular, where the required bodies have documented the interpretation, or could arise on a smaller scale, where the effect would only be on the Group. The following two adjustments must be viewed in this light, and the reader must bear in mind that the restatement was completed to provide more accurate results that better reflect the financial position of the Group.

Accounting for extended warranty contracts

During 2006, Massmart changed its accounting policy for the treatment of extended warranty protection provided on the sale of goods and products. Previously, Massmart recognised revenue earned from the sale of extended warranty contracts as the contacts were signed. A provision was raised for possible future obligations to provide future warranty protection.

The revenue earned from the extended warranty contracts is now deferred and recognised in income on a straight-line basis over the contract period except in those circumstances where sufficient historical evidence indicates that the costs of performing services under the contract are incurred other than on a straight-line basis. In these circumstances, revenue is recognised over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Management judges that this policy provides reliable and more relevant information because it results in a more transparent treatment of revenue and is consistent with international industry practice, making Massmart's financial statements more comparable.

Before the issue of IFRS 4 *Insurance Contracts*, various views existed for the accounting treatment of extended warranty contracts. The issue of IFRS 4 clarified that these contracts should not be accounted for in accordance with IFRS 4 by referring to these contracts in the scope exclusion section. Guidance previously issued by the Financial Accounting Standards Board (FASB) in the form of a technical bulletin, *FTB 90-1: Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts*. The technical bulletin clarified the accounting treatment for revenue from separately priced extended warranty and product maintenance contracts, which lead to the change in accounting policy as detailed above.



This change in accounting policy has been accounted for retrospectively, and the comparatives for 2005 have been restated. The details of restatement can be found in note 2 of the financial statements on page 124. In summary, there was R59.8 million reduction to the 2005 opening retained income.

	2006	2005
Reduced headline earnings	R10.6 million	R12.5 million
Reduced headline earnings per share	5.3 cents	6.3 cents

Accounting for debtors

IAS 39 requires that the amortised cost of a financial asset be calculated using the effective interest method. This method allocates interest over the relevant period by applying the effective interest rate to the carrying amount of the asset or liability.

At the date of transition to IFRS, being 1 July 2004, Massmart made an adjustment to the carrying amount of certain financial assets that are measured at amortised cost under IAS 39 to reflect the effect of discounting future cash flows. This adjustment was recognised as an adjustment to the opening balance of retained earnings at the transition date. There is no effect on earnings or headline earnings for the two reporting periods.

Summary

The Group's accounting policies are governed by the IFRS and the AC 500 series as issued by the Accounting Practices Board and listed above. Guidance has been obtained from IFRICs and circulars effective on 17 October 2006, also listed above. Due to the nature and volatility of Exposure Drafts (EDs), no review has been provided.

A complete reconciliation of the financial impact of IFRS, effective IFRICs, circulars and other interpretations, can be found in note 2 of the financial statements on page 124.

The Group maintains the view that the standards set the minimum requirement for financial reporting. The financial statements in this annual report have been prepared with the aim of exposing the reader to a very detailed view of the numbers, using a simplified approach, in the hope of facilitating a deeper and informed understanding of the Company.

Going-concern assertion

The Board has formally considered the going-concern assertion for Massmart and its subsidiaries and believes that it is appropriate for the forthcoming financial year. See page 112 for more detail.

Appreciation

The implementation of IFRS this financial year was an enormous task for the entire Massmart Group Financial community that required careful analysis, planning and execution. It was important to understand the many technical requirements and impact of the plethora of accounting statements and circulars, and then to restate and report the new financial figures – both for management reporting and for external reporting purposes – accurately and timeously.

The planning and execution of this task was a highly effective collaboration, initially between the Massmart Corporate Finance team, in particular Brenda Shelly and Aubrey Cimring, and our external auditors, Deloitte, which was then rolled out to the broader Group Financial community for practical implementation and reporting.

I would therefore like to pay tribute to the long hours invested by my Financial colleagues and their teams at all the Massmart Chains, and to the similarly long hours worked by the many members of the Deloitte audit teams, during the year and at the financial year-end to ensure the seamless implementation and execution of IFRS.

I would also like to acknowledge the efficient, effective and high quality work performance by everyone in the Massmart Corporate Finance and Accounting team, which due to their diligence and efficiency may sometimes go unnoticed. In particular, Penny Kriel and her team managing Corporate Tax has become a centre of excellence addressing all the aspects of compliance and reporting for the Group's major tax paying companies. This role too, has been ably assisted by experts from the Deloitte Tax department.

Guy Hayward
17 October 2006





Quick reference



Seven-year Review



Seven-year Review


MASSMART
MASSMAR
SixtySevenPointSeven
MASSMART
MASS

	Definitions/Explanations
Income statement (Rm)	
Continuing operations:	
Sales	
Cost of sales	
Gross profit	
Depreciation and amortisation costs	
Impairment of assets	
Employment costs	*This includes the IFRS 2 Share-based Payments expense.*
Occupancy costs	
Net operating costs	
Total expenses	
Operating profit	
Finance costs	*The net amount of interest received and interest paid.*
Exceptional items	
Profit before tax	
Taxation	
Profit for the year from continuing operations	
Discontinued operation:	
Profit/(loss) for the year	
Loss on disposal	
Profit for the year	
Attributable to:	
Equity holders of the parent	
Minority interest	
EBITDA	*Earnings before interest, taxation, depreciation, amortisation and asset impairments.*
EBITA	*Earnings before interest, taxation and asset impairments. We prefer using EBITA rather than operating profit as the latter includes the charge for asset impairments which can distort traditional trading ratios and returns.*
Headline earnings	
Operating statistics (excludes the discontinued operation)	
Depreciation and amortisation costs as a % of sales	
Impairment costs as a % of sales	
Employment costs as a % of sales	
Occupancy costs as a % of sales	
Total expenses as a % of sales	

Sales (Rm)


00
01
02
03
04
05
06
10 357.7
11 568.4
16 709.2
20 369.5
23 787.7
25 381.5
29 963.6

Operating profit (Rm)


00
01
02
03
04
05
06
201.5
267.9
499.1
698.2
776.2
992.3
1 328.1

EBITDA (Rm)


00
01
02
03
04
05
06
265.4
360.0
645.0
855.5
984.3
1 149.8
1 536.4



Six-year compound growth %	**2006** [1, 2 & 3]	2005 [1, 2 & 3]	2004 [1]	2003	2002	2001	2000
19.4	**29 963.6**	25 381.5	23 787.7	20 369.5	16 709.2	11 568.4	10 357.7
	(24 650.0)	(21 202.0)	(20 183.2)	(17 319.5)	(14 112.1)	(9 680.5)	(8 668.3)
21.0	**5 313.6**	4 179.5	3 604.5	3 050.0	2 597.1	1 887.9	1 689.4
	(202.9)	(157.5)	(133.5)	(107.8)	(106.2)	(83.0)	(63.9)
	(5.4)	–	(74.6)	(49.5)	(39.7)	(9.1)	–
	(2 079.0)	(1 656.7)	(1 416.6)	(1 168.5)	(1 017.2)	(778.8)	(694.5)
	(740.5)	(644.0)	(563.7)	(408.8)	(366.0)	(277.5)	(291.0)
	(957.7)	(729.0)	(639.9)	(617.2)	(568.9)	(471.6)	(438.5)
	(3 985.5)	(3 187.2)	(2 828.3)	(2 351.8)	(2 098.0)	(1 620.0)	(1 487.9)
36.9	**1 328.1**	992.3	776.2	698.2	499.1	267.9	201.5
	(32.2)	(20.2)	(7.2)	(50.4)	(14.1)	9.4	(56.6)
	–	–	5.0	6.7	5.2	(30.6)	(9.8)
45.8	**1 295.9**	972.1	774.0	654.5	490.2	246.7	135.1
	(444.6)	(307.5)	(253.9)	(215.2)	(164.4)	(63.0)	(33.4)
42.5	**851.3**	664.6	520.1	439.3	325.8	183.7	101.7
	3.7	(82.1)	–	–	–	–	–
	(1.8)	–	–	–	–	–	–
	853.2	582.5	520.1	439.3	325.8	183.7	101.7
42.3	**828.5**	580.1	511.2	429.3	321.7	179.7	99.6
	24.7	2.4	8.9	10.0	4.1	4.0	2.1
42.5	**853.2**	582.5	520.1	439.3	325.8	183.7	101.7
34.0	**1 536.4**	1 149.8	984.3	855.5	645.0	360.0	265.4
37.0	**1 333.5**	992.3	850.8	747.7	538.8	277.0	201.5
41.1	**836.6**	651.9	583.1	480.0	361.6	216.0	106.2
	(0.7)	(0.6)	(0.6)	(0.5)	(0.6)	(0.7)	(0.6)
	–	–	(0.3)	(0.2)	(0.2)	(0.1)	–
	(6.9)	(6.5)	(6.0)	(5.7)	(6.1)	(6.7)	(6.7)
	(2.5)	(2.5)	(2.4)	(2.0)	(2.2)	(2.4)	(2.8)
	(13.3)	(12.6)	(11.9)	(11.5)	(12.6)	(14.0)	(14.4)

EBITA (Rm)


00
201.5
01
277.0
02
538.8
03
747.7
04
850.8
05
992.3
06
1 333.5

Headline earnings (Rm)


00
106.2
01
216.0
02
361.6
03
480.0
04
583.1
05
651.9
06
836.6

Total expenses as % of sales


00
14.4
01
14.0
02
12.6
03
11.5
04
11.9
05
12.6
06
13.3



	Definitions/Explanations
Number of stores by chain	
Game	
Dion	
Massdiscounters	
Makro	*Number of stores includes the two Makro Zimbabwean stores from 2005, the date from which the results have been consolidated due to IFRS.*
Masswarehouse	
Builders Warehouse	*The three De La Rey stores, rebranded to Builders Warehouse in 2005 existed for one month.*
Builders Trade Depot	*Number of stores for 2005 existed for one month.*
Builders Express	*Number of stores for 2005 existed for one month.*
Massbuild	
CBW	
Jumbo	
Shield	*Outlets managed by a third party, and thus not included as Group stores.*
Furnex	*Furnex was disposed of on 1 March 2006. For prior years, outlets were managed by a third party, and thus not included as Group stores.*
Masscash	
Total number of stores	*Total number of stores includes the two Makro Zimbabwean stores from 2005, the date from which the results have been consolidated due to IFRS.*
FTE (full-time equivalents)	*FTEs includes all permanent employees and the permanent equivalent of temporary employees and contracted workers. Number of FTEs includes the Makro Zimbabwean employees from 2005, the date from which the results have been consolidated due to IFRS.*
Trading space (m²)	*Trading space excludes parking and warehouse space. Trading space includes the trading space from the two Makro Zimbabwean stores from 2005, the date from which the results have been consolidated due to IFRS.*
Sales per store (R000)	*Sales/Number of stores. For June 2005, sales per store excludes Federated Timbers, De La Rey and Servistar for the one month of trading. Sales for Shield, Furnex and Cell Shack are always excluded as they do not have stores.*
Sales per FTE (R000)	*Sales/FTEs. For June 2005, sales per FTE excludes Federated Timbers, De La Rey and Servistar for the one month of trading.*
Sales per trading m² (R000)	*Sales/Trading m². For June 2005, sales per trading m² excludes Federated Timbers, De La Rey and Servistar for the one month of trading. Sales for Shield, Furnex and Cell Shack are always excluded as they do not have a trading area.*

Number of stores

00	95
01	106
02	126
03	137
04	150
05	213
06	228

Number of employees

00	11 595
01	13 600
02	14 882
03	16 763
04	17 565
05	20 277
06	22 412

Trading space (m^2)

00	403 326
01	445 219
02	533 334
03	586 030
04	648 923
05	887 878
06	992 855



Six-year compound growth %	**2006 [1, 2 & 3]**	2005 [1, 2 & 3]	2004 [1]	2003	2002	2001	2000
	70	61	56	55	54	55	53
	10	11	11	11	11	11	11
	80	72	67	66	65	66	64
	14	14	12	13	12	12	12
	14	14	12	13	12	12	12
	20	15	8	6	–	–	–
	31	33	–	–	–	–	–
	14	14	–	–	–	–	–
	65	62	8	6	–	–	–
	62	58	57	46	43	22	19
	7	7	6	6	6	6	–
	–	–	–	–	–	–	–
	–	–	–	–	–	–	–
	69	65	63	52	49	28	19
	228	213	150	137	126	106	95
	22 412	20 277	17 565	16 763	14 882	13 600	11 595
	992 855	877 878	648 923	586 030	533 334	445 219	403 326
	122 509	143 122	136 662	129 007	114 881	95 640	90 884
	1 337	1 421	1 354	1 216	1 123	851	893
	28	32	32	30	27	23	21



Sales per store (R000)
00 90 884
01 95 640
02 114 881
03 129 007
04 136 662
05 143 123
06 122 509
Sales per FTE (R000)
00 893
01 851
02 1 123
03 1 216
04 1 354
05 1 421
06 1 337
Sales per trading m² (R000)
00 21
01 23
02 27
03 30
04 32
05 32
06 28



	Definitions/Explanations
Productivity ratios	
Net asset turn	*Sales/Net assets*
Gross margin (%)	*Gross profit/Sales*
Operating margin (%)	*Operating profit/Sales*
Trading margin (%)	*EBITA/Sales*
EBITDA margin (%)	*EBITDA/Sales*
Effective tax rate (%)	*Taxation/Profit before tax (Refer to note 7 on page 130 of the financial section for the effective tax rate workings.)*
Annual growth (%)	
Sales	
Trading profit	
Profit before finance costs and tax	
Profit before tax	
Balance sheet (Rm)	
Assets	
Non-current assets	
Current assets	
Inventory	*Inventory has been included in the subtotal of "Current assets".*
Total assets	
Equity and liabilities	
Total equity	
Non-current liabilities	
Current liabilities	
Trade and other payables	*Trade and other payables have been included in the subtotal of "Current liabilities".*
Total equity and liabilities	
Profitability and gearing ratios	
Return on average shareholders' equity (%)	*Headline earnings/Average of opening and closing capital and reserves balances*
Return on capital employed (%)	*EBITA/Average of opening and closing capital employed balances*
Long-term debt: Equity (%)	*Debt comprises non-current interest-bearing liabilities (and amounts due to vendor in 2001)/Capital and reserves*
Cash earnings cover	*Operating cash flow per share/Headline earnings per share*
Solvency and liquidity ratios	
Net cash to total equity (%)	*Cash and cash equivalents, net of borrowings/Total equity at the end of the year*
Current ratio	*Current assets/Current liabilities*
Quick ratio	*Current assets excluding inventory/Current liabilities*
Inventory days	*Inventory/Total cost of sales*
Inventory turn	*Total cost of sales/Inventory*
Payable days	*Trade payables/Total cost of sales*
Asset turn	*Sales/Total assets*
Total liabilities to total equity	*Current and non-current liabilities/Total equity*

Operating margin (%)


00
1.9
01
2.3
02
3.0
03
3.4
04
3.3
05
3.9
06
4.4

Trading margin (%)


00
1.9
01
2.4
02
3.2
03
3.7
04
3.6
05
3.9
06
4.5

Sales annual growth (%)


00
18.2
01
11.7
02
44.4
03
21.9
04
16.8
05
06
18.1



Six-year compound growth %	2006 [1, 2 & 3]	2005 [1, 2 & 3]	2004 [1]	2003	2002	2001	2000
	12	12	14	13	10	9	18
	17.7	16.5	15.2	15.0	15.5	16.3	16.3
	4.4	3.9	3.3	3.4	3.0	2.3	1.9
	4.5	3.9	3.6	3.7	3.2	2.4	1.9
	5.1	4.5	4.1	4.2	3.9	3.1	2.6
	34.3	31.6	32.8	32.9	33.6	25.5	24.7
	18.1	6.7	16.8	21.9	44.4	11.7	18.2
	34.4	16.6	13.8	38.8	94.5	37.5	48.9
	33.8	27.0	10.8	39.8	112.5	23.8	(23.6)
	33.3	25.6	18.3	33.5	98.7	82.6	(26.2)
25.7	**3 034.1**	2 769.6	1 789.5	1 483.3	1 230.1	1 233.6	770.2
19.2	**6 584.3**	5 363.6	5 319.8	4 559.8	3 714.8	2 909.8	2 297.4
16.1	**3 221.0**	2 677.0	2 356.5	2 236.7	1 981.9	1 555.7	1 318.5
21.0	**9 618.4**	8 133.2	7 109.3	6 043.1	4 944.9	4 143.4	3 067.6
22.1	**1 952.4**	1 559.0	1 461.5	1 319.1	1 426.7	1 215.7	588.8
51.0	**1 133.8**	744.5	774.7	838.8	281.9	71.3	95.8
18.3	**6 532.2**	5 829.7	4 873.1	3 885.2	3 236.3	2 856.4	2 383.0
19.3	**5 875.7**	5 001.7	4 437.8	3 684.2	3 042.7	2 247.1	2 034.1
21.0	**9 618.4**	8 133.2	7 109.3	6 043.1	4 944.9	4 143.4	3 067.6
	48.9	44.2	42.8	35.4	27.6	19.1	24.9
	57.1	51.4	52.7	46.3	37.3	30.6	38.5
	27.3	9.2	14.1	19.1	16.7	42.4	0.5
	1.6	1.4	2.0	1.4	1.6	1.4	(0.2)
	70.5	26.0	70.1	42.7	38.6	41.0	(14.2)
	1.0	0.9	1.1	1.2	1.1	1.0	1.0
	0.5	0.5	0.6	0.6	0.5	0.5	0.4
days	**48**	46	43	47	51	59	56
	7.7	7.9	8.6	7.7	7.1	6.2	6.6
days	**87**	86	80	78	79	85	86
	3.1	3.1	3.3	3.4	3.4	2.8	3.4
	3.9	4.2	3.9	3.6	2.5	2.4	4.2

Return on shareholders' equity (%)


00
24.9
01
19.1
02
27.6
03
35.4
04
42.8
05
44.2
06
48.9

Return on capital employed (%)


00
38.5
01
30.6
02
37.3
03
46.3
04
52.7
05
51.4
06
57.1

Long-term debt: Equity (%)


00
0.5
01
42.4
02
16.7
03
19.1
04
14.1
05
9.2
06



	Definitions/Explanations
Cash flow (Rm)	
Cash flow from trading	
Working capital movements	
Cash generated from operations	
Net interest (paid)/received	
Investment income	
Taxation paid	
Dividends received	
Dividends paid	
Net cash flow from operating activities	
Investment to maintain operations	
Investment to expand operations	
Other	
Net cash flow from investing activities	
Net cash flow from financing activities	
Net (decrease)/increase in cash and cash equivalents	
Foreign exchange losses taken to FCTR	
Cash and cash equivalents for the period	
Cash and cash equivalents at the beginning of the period	*The opening cash flow in 2005 does not agree to the closing cash flow in 2004 due to the results being restated for IFRS from 2005. The difference is due to the opening cash flow of Makro Zimbabwe being consolidated as a result of IFRS.*
Cash and cash equivalents at the end of the period	
Per share performance (South African cents)	
Headline earnings	*Headline earnings/Weighted average number of shares in issue*
Diluted headline earnings	*Headline earnings/Diluted weighted average number of shares in issue*
Attributable earnings	*Earnings attributable to the equity holders of the parent/Weighted average number of shares in issue*
Dividends/distribution	*Distribution to shareholders*
Cash flow from trading	*Cash flow from trading, before working movements/Weighted average number of shares in issue*
Operating cash flow	*Net cash flow from operations, after working capital movements, excluding exceptional items and after adding back the dividend paid/Weighted average number of shares in issue*
Net asset value	*Capital and reserves/Total number of shares in issue*
Dividend cover	*Headline earnings per share/Interim and final dividend per share*

Cash generated from operations (Rm)


00 64.7
01 344.4
02 668.7
03 785.3
04 1 270.5
05 1 247.0
06 1 804.0

Net cash flow from operating activities (Rm)


00 (18.8)
01 262.1
02 474.1
03 501.8
04 941.1
05 506.3
06 918.9

Net cash outflow from investing activities (Rm)


00 155.6
01 645.8
02 196.6
03 509.0
04 435.3
05 1 110.5
06 459.5



Six-year compound growth %	2006 [1,2&3]	2005 [1,2&3]	2004 [1]	2003	2002	2001	2000
35.2	**1 543.6**	1 136.5	1 015.2	848.9	629.8	335.6	252.5
	260.4	110.5	255.3	(63.6)	38.9	8.8	(187.8)
74.1	**1 804.0**	1 247.0	1 270.5	785.3	668.7	344.4	64.7
	(32.7)	(22.0)	(5.5)	(50.4)	(14.1)	9.4	(56.6)
	34.6	35.2	19.0	11.0	1.1	2.7	2.2
	(487.4)	(337.5)	(124.2)	(77.5)	(90.9)	(46.4)	(29.1)
	3.2	–	–	–	–	–	–
	(402.8)	(416.4)	(218.7)	(166.6)	(90.7)	(48.0)	–
	918.9	506.3	941.1	501.8	474.1	262.1	(18.8)
	(178.5)	(256.1)	(136.3)	(83.6)	(76.3)	(94.6)	(20.9)
	(184.1)	(157.6)	(263.3)	(216.6)	(73.1)	(32.3)	(136.6)
	(96.9)	(696.8)	(35.7)	(208.8)	(47.2)	(518.9)	1.9
19.8	**(459.5)**	(1 110.5)	(435.3)	(509.0)	(196.6)	(645.8)	(155.6)
	506.0	(22.6)	(39.8)	30.8	(233.9)	965.9	(100.6)
	965.4	(626.8)	466.0	23.6	43.6	582.2	(275.0)
	6.1	5.4	(4.2)	(10.5)	7.9	–	–
	971.5	(621.4)	461.8	13.1	51.5	582.2	(275.0)
	404.8	1 026.2	563.4	550.3	498.8	(83.4)	191.6
	1 376.3	404.8	1 025.2	563.4	550.3	498.8	(83.4)
32.8	**419.3**	327.6	293.1	242.4	183.2	109.9	76.5
32.3	**408.3**	316.4	282.7	235.6	181.9	109.8	76.3
34.0	**415.3**	291.5	256.9	216.8	163.0	91.4	71.8
67.8	**210.0**	183.0	159.0	97.0	61.0	36.0	9.4
27.3	**775.3**	571.1	510.3	428.6	319.1	170.8	182.0
	662.5	463.6	583.0	337.5	286.2	157.8	(13.5)
17.1	**946.0**	762.0	717.8	653.0	714.8	611.2	367.1
	2.0	2.0	2.0	2.5	3.0	3.0	3.0



Headline EPS (cents)
00
76.5
01
109.9
02
183.2
03
242.4
04
293.1
05
327.6
06
419.3
Attributable EPS (cents)
00
71.8
01
91.4
02
163.0
03
216.8
04
256.9
05
291.5
06
415.3
Dividend per share (cents)
00
10
01
36
02
61
03
97
04
159
05
183
06
210



	Definitions/Explanations
Stock exchange information	
Shares in issue (millions)	
Shares traded (millions)	
Percentage of shares traded (%)	
Earnings yield (%)	
Dividends yield (%)	
Market capitalisation (Rm)	*As at 30 June*
Share price South African (cents):	*As per the JSE*
High	
Low	
Closing	
In US Dollars	
Income statement ($m)	
Continuing operations:	
Sales	
Cost of sales	
Gross profit	
Expenses	
Operating profit	
Finance costs	
Exceptional items	
Profit before tax	
Taxation	
Profit for the year from continuing operations	
Discontinued operation:	
Profit/(loss) for the year	
Loss on disposal	
Profit for the year	
Attributable to:	
Equity holders of the parent	
Minority interest	
Headline earnings	
Balance sheet ($m)	
Total equity	
Net cash/(borrowings)	
Total assets	
Inventories	
Trade and other payables	

Share traded (millions)



00
01 27.1
02 40.2
03 86.1
04 256.6
05 188.1
06 233.3

Earnings yield (%)



00
01 9.8
02 12.1
03 10.3
04 7.9
05 6.5
06 9.5

Market capitalisation (Rm)



00
01 1 832.8
02 2 670.6
03 4 170.3
04 6 489.6
05 8 937.9
06 8 819.7



Six-year compound growth %	**2006** [1, 2 & 3]	2005 [1, 2 & 3]	2004 [1]	2003	2002	2001	2000
	201.0	199.6	199.2	198.6	197.8	197.1	–
	233.3	188.1	256.6	86.1	40.2	27.1	–
	116.0	94.2	128.8	43.4	20.3	13.8	–
	9.5	6.5	7.9	10.3	12.1	9.8	–
	4.8	4.1	4.9	4.6	4.5	3.9	
	8 819.7	8 937.9	6 489.6	4 170.3	2 670.6	1 832.8	–
	6 408	5 370	3 359	2 222	1 550	1 455	–
	4 185	3 145	2 080	1 275	930	760	–
	4 387	4 477	3 258	2 100	1 350	930	–
19.2	**4 667.2**	4 087.2	3 477.7	2 248.3	1 643.0	1 518.2	1 631.1
	(3 839.6)	(3 414.2)	(2 950.8)	(1 911.6)	(1 387.6)	(1 270.4)	(1 365.1)
20.8	**827.7**	673.0	526.9	336.7	255.4	247.8	266.0
	(620.8)	(513.2)	(413.5)	(259.6)	(206.3)	(212.6)	(234.3)
36.7	**206.9**	159.8	113.4	77.1	49.1	35.2	31.7
	(5.0)	(3.3)	(1.1)	(5.6)	(1.4)	1.2	(8.9)
	-	–	0.7	0.7	0.5	(4.0)	(1.5)
45.5	**201.9**	156.5	113.0	72.2	48.2	32.4	21.3
	(69.3)	(49.5)	(37.1)	(23.8)	(16.2)	(8.3)	(5.3)
42.2	**132.6**	107.0	75.9	48.4	32.0	24.1	16.0
	0.6	(13.2)					
	(0.3)	–					
	132.9	93.8	75.9	48.4	32.0	24,1	16,0
42.1	**129.1**	93.4	74.6	47.3	31.6	23.6	15.7
	3.8	0.4	1.3	1.1	0.4	0.5	0.3
42.3	**132.9**	93.8	75.9	48.4	32.0	24.1	16.0
40.8	**130.3**	105.0	85.2	53.0	35.6	28.3	16.7
20.5	**254.3**	226.0	225.5	163.5	139.1	149.5	83.2
	184.0	60.1	161.7	71.1	54.1	61.9	(12.0)
19.5	**1 285.9**	1 208.5	1 121.3	762.1	486.3	514.1	442.5
14.6	**430.6**	397.8	371.7	282.1	194.9	193.0	190.2
17.8	**785.5**	743.2	700.0	464.6	299.2	278.8	293.4



Massmart share price (cents)
00
01 930
02 1 350
03 2 100
04 3 258
05 4 477
06 4 387
Sales ($m)
00 1 631.1
01 1 518.2
02 1 643.0
03 2 248.3
04 3 477.7
05 4 087.2
06 4 667.2
Headline earnings ($m)
00 16.7
01 28.3
02 35.6
03 53.0
04 85.2
05 105.0
06 130.3



	Definitions/Explanations
Cash flow ($m)	
Cash generated from operations	
Net cash flow from operating activities	
Net cash flow from investing activities	
Profitability and gearing ratios (%)	
Return on average shareholders' equity	*Headline earnings/Average of opening and closing capital and reserves balances*
Return on capital employed	*EBITA/Average of opening and closing capital employed balances*
Long-term debt: Equity	*Debt comprises non-current interest-bearing liabilities (and amounts due to vendor in 2001)/Capital and reserves*
Liquidity ratios	
Current ratio	*Current assets/Current liabilities*
Inventory days	*Inventory/Total cost of sales*
Per share performance (US cents)	
Headline earnings	*Headline earnings/Weighted average number of shares in issue*
Diluted headline earnings	*Headline earnings/Diluted weighted average number of shares in issue*
Attributable earnings	*Earnings attributable to the equity holders of the parent/Weighted average number of shares in issue*
Dividends/distribution	*Distribution to shareholders*
Cash flow from trading	*Cash flow from trading, before working movements/Weighted average number of shares in issue*
Operating cash flow	*Net cash flow from operations, after working capital movements, excluding exceptional items and after adding back the dividend paid/Weighted average number of shares in issue*
Net asset value	*Capital and reserves/Total number of shares in issue*
Dividend cover	*Headline earnings per share/Interim and final dividend per share*
Exchange rates (Rand/US$)	
At year-end	
Average for the year	

Notes:

1. These amounts have been restated due to SAICA's reinterpretation of AC 105, Accounting for operating leases. Details can be found in note 2 in the annual financial statements on pages 124 and 125.

2. These amounts have been restated due to IFRS. Details can be found in note 2 in the annual financial statements on pages 124 and 125.

3. These amounts exclude amounts relating to the discontinued operation. Details can be found in note 3 in the annual financial statements on page 126.

4. The above results have been restated for Circular 9. Details can be found in note 2 in the annual financial statements on pages 124 and 125.

Return on shareholders' equity (%)



00
01
02
03
04
05
06
25.7
19.4
24.6
35.0
43.8
46.5
54.3

Return on capital employed (%)



00
01
02
03
04
05
06
39.6
30.7
33.6
45.7
54.1
54.3
63.2

Long-term debt: Equity (%)



00
01
02
03
04
05
06
0.5
42.4
16.7
19.1
14.1
9.2
27.3



	Six-year compound growth %	**2006 [1, 2 & 3]**	2005 [1, 2 & 3]	2004 [1]	2003	2002	2001	2000
	73.8	**281.0**	200.8	185.7	86.7	65.8	45.2	10.2
		143.1	81.5	137.6	55.4	46.6	34.4	(3.0)
	19.6	**(71.6)**	(178.8)	(63.6)	(56.2)	(19.3)	(84.8)	(24.5)
		54.3	46.5	43.8	35.0	24.6	19.4	25.7
		63.2	54.3	54.1	45.7	33.6	30.7	39.6
		27.3	9.2	14.1	19.1	16.7	42.4	0.5
		1.0	0.9	1.1	1.2	1.1	1.0	1.0
		41	43	46	54	51	55	51
	32.5	**65.3**	52.8	42.9	26.8	18.0	14.4	12.0
	32.0	**63.6**	51.0	41.3	26.0	17.9	14.4	12.0
	33.7	**64.7**	46.9	37.6	23.9	16.0	12.0	11.3
	67.5	**32.7**	29.5	23.2	10.7	6.0	4.7	1.5
	27.1	**120.5**	92.0	74.6	47.3	31.4	22.4	28.7
		103.2	74.7	85.2	37.3	28.1	20.7	(2.1)
	15.6	**126.5**	113.2	113.2	82.3	70.3	75.8	53.0
		2.0	2.0	2.0	2.5	3.0	3.0	3.0
		7.48	6.73	6.34	7.93	10.17	8.06	6.93
		6.42	6.21	6.84	9.06	10.17	7.62	6.35



Headline EPS (US cents)
00 12.0
01 14.4
02 18.0
03 26.8
04 42.9
05 52.8
06 65.3
Attributable EPS (US cents)
00 11.3
01 12.0
02 16.0
03 23.9
04 37.6
05 46.9
06 64.7
Exchange rate at year-end (ZAR/US$)
00 6.93
01 8.06
02 10.17
03 7.93
04 6.34
05 6.73
06 7.48



2000 to 2006

Retail group Massmart made a strong debut on the Johannesburg Stock Exchange yesterday.
Business Day 5/7/2000

Newly listed wholesale and retail group Massmart produced a 38% rise in earnings to 84,5 cents a share on the back of record sales and profits.
Business Day 16/8/2000

Massmart Holdings reported a 9% increase in turnover, to R6,17 billion from R5,65 billion, in its maiden interim results for the six months to December 31.
Business Day 20/2/2001

Massmart's sales soar by 33% – Massmart Holdings managed to lift sales a hefty 33 per cent to R8,02 billion in the 26 weeks to December.
Business Report 25/2/2002

Bulk retailer and wholesaler Massmart streaked ahead of market forecasts yesterday, posting a whopping 95 per cent rise in trading profit to R539 million in the year to June.
Business Report 22/5/2002

Massmart pushed up sales 32% to R10,5 billion and saw a 45% jump, to R430 million, in trading profit in its half-year results to December . . .
Business Day 27/2/2003

Massmart has go-ahead for acquisition – All conditions for consumer goods distributor Massmart's acquisition of the Builders Warehouse and Tile Warehouse were fulfilled or waived after last week's Competition Tribunal approval . . .
Business Day 10/3/2003

Massmart pencils in record profit – Diversified mass market retailer and wholesaler Massmart had pencilled in record sales and profits for the full year to June, it said in a trading statement this week.
Business Report 7/5/2003

Solid offshore interest boosts Massmart – Shares in Massmart soared nearly 7 per cent yesterday as a 30,9 per cent stake owned by Dutch member SHV Holdings was snapped up.
Business Report 23/1/2004

Massmart provides fresh evidence of retail boom – A trading update from Massmart on Friday has given fresh evidence of the retail boom . . . sales for the 52 weeks to 27 June had ramped up 16,7% to R23,8 billion.
Business Day 5/7/2004

Massmart budgets R1,6 billion for new stores – Massmart has budgeted about R1,6 billion for the opening of new stores in the next few years.
Business Report 27/8/2004

Massmart improves house with new buys – Massmart . . . has boosted its move into the home improvement market by acquiring Federated Timbers and Cape-based De La Rey.
Business Report 25/2/2005

Massmart spruces up holdings with Servistar buy – Massmart Holdings has acquired the Servistar chain of home improvement stores based in KwaZulu-Natal, the Eastern and Southern Cape.
Business Report 8/3/2005

Massmart gets green light to acquire Cell-Shack – Massmart has received the go-ahead from competition authorities for its acquisition of cellphone business Cell-Shack Communications.
Business Report 18/3/2005

Massmart marks profit record – Retail group Massmart on Thursday reported a 16 per cent increase in HEPS to 341 cents for the year ended June 2005 from 293,1 cents.
Business Report 25/8/2005

Mass empowerment – Mass discounter Massmart yesterday announced a group wide empowerment transaction it described as "one of the largest and most important transactions" in its history.
Business Day 17/5/2006

Diamond Massmart – A record of 35 consecutive six-month periods of sales growth over 8% is an achievement any retailer would be justified in crowing about . . .
Financial Mail 1/9/2006

* *These headlines have been selectively extracted from Business Day, Business Report and Financial Mail to highlight Massmart's growth from 2000 to 2006.*




Divisional
Review

Divisional Review


entrance
builders warehouse
Open 7 days a week
exit
entrance
entrance
entrance
JUMBO
Cash and carry.
THE TRUE GIANT OF AFRICA
CUSTOMER ENTRANCE
game
makro
SA

Massdiscounters


DION
SMALL APPLIANCES
MOVIES
TO THE TEST

Overview

Massdiscounters comprises retail general merchandise discounters Game (70 stores), which trades in South Africa, Namibia, Botswana, Zambia, Uganda, Mozambique, Mauritius, and Nigeria, and Dion (10 stores), which trades in the Gauteng province of South Africa. Divisional comparable store sales grew 2.1% despite estimated deflation of 1.5%.

New store development was aggressive throughout the year. The Africa portfolio was increased to nine with the opening of a new store in Nigeria, two large Game outlets were opened in George and Vanderbijlpark and six new small-format Game stores were opened in Makado, Shelley Beach, Wonderpark, Ermelo, Worcester and Ladysmith. In addition two stores were refurbished. Initially lacklustre comparable store sales growth responded well to aggressive merchandise and marketing initiatives in the second half to register a 7.3% growth in the final quarter.

Excellent expense and working capital control, and a R17.6 million positive foreign exchange movement, enabled the division to grow trading profits well ahead of sales growth. In the core categories of appliances, home electronics and computers, sales growths substantially exceeded those reported by major competitors.

With a trading profit return on sales of 7.2%, the division has exceeded its medium-term target of 7% moving closer to its international benchmark of 7.4%.

Prospects

Innovative store design, aggressive marketing and effective merchandising continues to position Game as Southern Africa's leading general merchandise discounter, with Dion playing an important role in maintaining market share in the densely populated Gauteng province.

Careful market research suggests that there remains opportunity for new large Game stores in South Africa and in Africa. In addition, as a result of the improved operating efficiency of Game in recent years, new small-format Game stores, measuring around 3 000 m^2, have now become viable in smaller previously unattractive markets. The closure and relocation of selected stores will optimise penetration within the Chain's target market, leading to higher sales per store and significantly higher Chain profitability.

During the 2007 financial year, five more small-format stores will be opened in South Africa and large Game stores will be opened in Soweto and on the East Rand as well as three more Game stores in Malawi, Tanzania and Ghana.

- Sales of **R8 billion** show **11.0%** real growth
- Profit before tax of **R576 million** exceeds the **7.0%** medium-term target
- **Eight stores** opened in South Africa and **one** in Lagos, Nigeria
- **Total trading space of 322 291 m^2**

Massdiscounters

Massdiscounters comprises 80 retail discount stores, trading as Game (70 stores) in South Africa, Namibia, Botswana, Zambia, Uganda, Mozambique, Nigeria and Mauritius, and as Dion (10 stores), which trades only in the Gauteng province of South Africa. These stores offer a wide range of general merchandise and non-perishable groceries to the value-seeking customer.



Masswarehouse



BIRTHDAY
SALE
BIRTHDAY
SALE
SALE

Overview

Masswarehouse comprises the 14-store Makro warehouse club trading in food, general merchandise and liquor in South Africa and Zimbabwe. Divisional comparable store sales grew 4.1% with estimated inflation of 2.4%.

With effect from August 2005, certain higher-risk bulk cellular airtime sales were terminated, resulting in lower reported total and comparable sales growths. Adjusting for these cellular sales increases the Chain's total sales growth to 10.1% and comparable store sales growth to 6.4%.

Trading space remained constant at 120 440 m^2 as no new stores were opened during the financial year.

Innovative merchandising, new cardholder recruitment and the use of Makro's considerable Customer Relationship Management capability to pursue high quality sales, was underpinned by excellent inventory and expense management. The result was an excellent growth on the previous year's trading profit, which was depressed by costs associated with the opening of two new stores, both of which are performing ahead of expectations.

IFRS requires the results of the two Makro Zimbabwe stores to be consolidated, whereas they had previously been de-consolidated, and hyperinflation accounting has been applied to the results of the Zimbabwean operations.

Prospects

The focus on margins, expense control and working capital will continue. The two Makro stores built in the 2005 financial year have shown particularly pleasing growth, which is expected to continue.

Early initiatives to better utilise the customer data obtained through the Makro Card to optimise marketing and promotions are bearing fruit and will remain a focus area for the coming financial year.

Sites have been identified for two new Makro stores to be opened in the Gauteng province of South Africa sometime over the next three years, the first of which is anticipated to be in October 2007.

- Sales of almost **R7.7 billion** show **4.3%** real growth
- Profit before tax of **R318 million** exceeds the **4.0%** medium-term target
- **Excellent** margin management, cost control and working capital focus
- **Total trading space of 120 440 m^2**

Masswarehouse

Masswarehouse comprises 12 Makro Warehouse Club stores situated in the major metropolitan areas of South Africa, and two stores in Zimbabwe, trading in food, general merchandise and liquor.



Massbuild


PADLOCKS
34
32
30
29
28
27
26
25

Overview

Massbuild - comprises 65 outlets, trading in DIY, home improvement and builders hardware, under the Builders Warehouse, Builders Express and Builders Trade Depot format throughout South Africa. Divisional comparable store sales grew 12.9% with estimated inflation of 3.5%.

Following extensive analysis of the market and Massmart's assets in home improvement, it was decided to rationalise the five existing brands under one major brand "Builders", trading through three distinctive specifically targeted retail formats, with the positioning of each sub-brand captured in its by-line:

- "Builders Warehouse - Home Improvement A-Z", comprising Builders Warehouse, Tile Warehouse and De La Rey
- "Builders Express - Home and Garden Centre", comprising Servistar; and
- "Builders Trade Depot - Building Material Supplies", comprising Federated Timbers

The strategic rationale for doing this, the precise market positioning of the formats and the optimum national footprint, were clarified in a strategy that will dictate the direction of the division for the next three to five years.

Massmart's early impact on the acquired businesses and the opening of four new Builders Warehouse outlets enabled the division to register the Group's highest levels of sales growth, comparable sales growth and profit growth, although the latter was depressed by costs associated with enhanced managerial structures, integration, systems and new stores.

Massbuild's trading profit return on sales of 7.5% compares to its medium-term target of 8% and its international benchmark of 10%.

Prospects

The aggressive growth plans are on target to create a national footprint of unique home improvement and building supply stores, under the "Builders" brand, executed through three focused and complementary formats. This growth will be underpinned by driving stronger management skills deeper into the organisation and significantly improving systems, training and logistics.

The division is currently rolling out the new Builders livery to all its stores. In the current financial year, De La Rey will be rebranded and incorporated into the Builders Warehouse chain, and Servistar and Federated Timbers will be rebranded as Builders Express and Builders Trade Depot respectively.

- Acquisitions boost sales to almost **R4 billion,** up by **158%**
- Profit before tax of **R297 million,** up by **99%**
- **Six stores** opened in Builders Warehouse and De La Rey
- **Total trading space of 318 691 m^2**

Massbuild

Massbuild comprises three Chains of 65 stores, currently trading as Builders Warehouse (20 stores), Builders Express (14 stores) and Builders Trade Depot (31 stores). These Chains focus on home improvement trading in decorative hardware, tools, sanitaryware, builders hardware, tiles and garden services, throughout South Africa.



Masscash


3
BABY FORMULA
4
BABY FOOD & JUICE
EXIT

Overview

Masscash comprises 62 CBW and seven Jumbo wholesale cash and carry outlets trading in South Africa, Lesotho, Namibia, and Botswana, and voluntary buying organisation Shield (serving 478 independent food outlets). Divisional comparable store sales grew by 8.8% with estimated inflation of 4.3%.

Increasing inflation in the second half, more coordinated purchasing and tight control of expenses, enabled CBW to produce an excellent result with profit growth over twice its double digit sales growth and profitability in excess of the divisional return on sales target.

The further imposition of Massmart's management structures and processes in Jumbo and the re-launch of the flagship Crown Mines store in late February contributed to an improved second half performance, although full year profits were depressed by the investment in store development and professional management structures and processes necessary for the repositioning of the chain.

The focus in Shield remained on the preservation of assets and the implementation of the processes and controls necessary to mitigate risk. While depressing sales growth, this approach continued to result in an improvement in the state of the short-term debtor's book.

Given the potential conflict of the roll-out of smaller Game stores with the customers of Furnex, the latter was disposed of with effect from 1 March 2006.

Masscash's trading profit return on sales of 2.2% compares with its medium-term target and its international benchmark of 3%.

Divisional prospects

In CBW the alignment of expenses and product inflation levels will result in a solid trading performance in the current financial year. The benefits realised in the second half of the 2006 financial year from the margin and cost initiatives will continue and return CBW's performance to its historical levels of profitability.

At Jumbo, with its restructured store base and significantly strengthened management team, sustained and profitable sales growth is expected. This, coupled with trading margin improvements and better cost control, will result in improved profitability.

Shield will continue to focus on higher quality sales and cost control, whilst improving the quality of its service offering to its customers.

- Sales exceed **R10 billion** and show **6.6%** real growth
- Profit before tax of **R222 million** recovers towards the medium-term target of **3.0%**
- **Improved** margin management, cost control and working capital focus
- Furnex disposed of with effect from 1 March 2006
- **Total trading space of 231 433 m²**

Whilst the division remains focused primarily on growth from its current wholesale food and grocery assets, the return of a normalised inflation environment, coupled with the benefits resulting from improved management strength and focus should result in the division nearing its medium-term target of 3% profit before tax return on sales.

Masscash

This Chain comprises 62 CBW and seven Jumbo wholesale cash and carry outlets, trading in South Africa, Lesotho, Namibia and Botswana, and Shield, a voluntary buying organisation serving 478 independent food outlets.



Sales



- 27% - Massdiscounters
- 26% - Masswarehouse
- 13% - Massbuild
- 34% - Masscash

EBITA



- 41% - Massdiscounters
- 22% - Masswarehouse
- 22% - Massbuild
- 15% - Masscash

Operating profit before interest



- 41% - Massdiscounters
- 22% - Masswarehouse
- 22% - Massbuild
- 15% - Masscash

		Group[1]			Massdiscounters		
		2006	2005	*% change*	2006	2005	*% change*
Financial information							
Sales	Rm	29 963.6	25 381.5	***18.1***	8 095.7	7 396.6	***9.5***
EBITA	Rm	1 333.5	992.3	***34.4***	546.4	466.4	***17.2***
Operating profit before interest	Rm	1 328.1	992.3	***33.8***	546.4	466.4	***17.2***
Inventories	Rm	3 221.0	2 677.0	***20.3***	1 272.5	1 046.6	***22.6***
Total assets	Rm	9 618.4	8 133.2	***18.3***	3 265.8	2 588.1	***26.2***
Total liabilities	Rm	7 665.9	6 574.2	***16.6***	3 224.3	2 569.4	***25.5***
Net capital expenditure	Rm	354.0	408.6	***(13.4)***	120.3	177.1	***(32.1)***
Cash flow from operating activities	Rm	918.9	506.3	***81.5***	458.6	304.3	***50.7***
Operational information							
Number of stores		228	213	***7.0***	80	72	***11.1***
Number of outlets served		-	-	-	-	-	-
Trading area	m²	992 855	877 878	***13.1***	322 291	297 407	***8.4***
Number of employees		22 412	20 277	***10.5***	9 925	9 545	***4.0***
Operational statistics[5]							
Sales per store (excluding Shield and Furnex)	R000	122 509	143 122	***(14.4)***	101 196	102 731	***(1.5)***
Sales per outlet[4]	R000	-	-	-	-	-	-
Sales per m² (excluding Shield and Furnex)	R000	28	32	***(12.5)***	25	25	-
Sales per employee	R000	1 337	1 421	***(5.9)***	816	775	***5.3***
EBITA per employee	R000	59	56	***(5.4)***	55	49	***12.2***

1. *Group includes consolidation adjustments and head office figures.*
2. *Masswarehouse now includes Makro Zimbabwe for both years as a result of IFRS. Details can be found in note 2 in the annual financial statements on pages 124 and 125.*
3. *Massbuild includes Builders Warehouse, Federated Timbers, De La Rey and Servistar. For 2005 the one-month figures for Federated Timbers, De La Rey and Servistar, acquired on 1 June 2005, have been excluded when calculating the operational statistics. The latter three chains are currently being rebranded to Builders Trade Depot, Builders Warehouse and Builders Express respectively.*
4. *Shield is shown as average sales to each independently owned outlet (ie this represents only a portion of the outlet's sales).*
5. *The operational statistics have been calculated using year-end balance sheet figures.*
6. *The 2005 results have been restated for IFRS and other adjustments. Details can be found in note 2 in the annual financial statements on pages 124 and 125.*
7. *The above results exclude amounts relating to the discontinued operation (Furnex). Details can be found in note 3 in the annual financial statements on page 126.*

Net capital expenditure



- 36% - Massdiscounters
- 10% - Masswarehouse
- 32% - Massbuild
- 22% - Masscash

Cash flow from operating activities



- 42% - Massdiscounters
- 26% - Masswarehouse
- 18% - Massbuild
- 14% - Masscash

Number of stores



- 35% - Massdiscounters
- 6% - Masswarehouse
- 29% - Massbuild
- 30% - Masscash



Inventories



- 40% – Massdiscounters
- 21% – Masswarehouse
- 19% – Massbuild
- 20% – Masscash

Total assets



- 35% – Massdiscounters
- 23% – Masswarehouse
- 16% – Massbuild
- 26% – Masscash

Total liabilities



- 35% – Massdiscounters
- 27% – Masswarehouse
- 14% – Massbuild
- 24% – Masscash

Masswarehouse[2]			Massbuild[3]			Masscash		
2006	2005	*% change*	2006	2005	*% change*	2006	2005	*% change*
7 661.1	7 178.8	***6.7***	3 892.8	1 509.5	***157.9***	10 314.0	9 296.6	***10.9***
288.3	173.6	***66.1***	290.4	144.4	***101.1***	208.4	207.9	***0.2***
288.3	173.6	***66.1***	290.4	144.4	***101.1***	203.0	207.9	***(2.4)***
682.3	620.0	***10.0***	602.4	410.9	***46.6***	654.1	593.2	***10.3***
2 200.7	1 904.9	***15.5***	1 473.0	977.6	***50.7***	2 467.2	2 538.5	***(4.7)***
2 470.5	2 175.8	***13.5***	1 340.7	951.4	***40.9***	2 200.0	2 360.7	***(6.8)***
34.3	132.7	***(74.2)***	105.6	47.1	***124.2***	72.4	45.5	***59.1***
289.1	245.6	***17.7***	191.4	57.3	***234.0***	155.0	3.5	***4 328.6***
14	14	–	65	62	***4.8***	69	65	***6.2***
–	–	–	–	–	–	478	885	***(46.0)***
120 440	120 440	–	318 691	238 919	***33.4***	231 433	221 112	***4.7***
2 794	2 641	***5.8***	5 125	3 760	***36.3***	4 375	4 180	***4.7***
547 221	512 771	***6.7***	59 889	114 259	***(47.6)***	120 104	113 661	***5.7***
–	–	–	–	–	–	4 012	2 106	***90.5***
64	60	***6.7***	12	16	***(25.0)***	36	33	***9.1***
2 742	2 718	***0.9***	760	1 103	***(31.1)***	2 356	2 224	***5.9***
103	66	***56.1***	57	111	***(48.6)***	48	50	***(4.0)***

Sales per store

Sales per m²


Massdiscounters
Masswarehouse
Massbuild
Masscash
101 196
547 221
59 889
120 104
25
64
12
36

Sales per employee


Massdiscounters
Masswarehouse
Massbuild
Masscash
816
2 742
760
2 356



We believe that meaningful and extensive collaboration between the four divisions makes the value of the Massmart Group greater than the sum of its parts. This collaboration, through our Forums, continues to gain momentum within the Group and has recently been further emphasised with the appointment of a new executive to the Group Executive Committee to focus exclusively on further value creation through collaboration across the Divisions.

All Forums operate under four broad headings:

- Achieving synergies through shared profit opportunities and the reduction of costs;
- Peer reviews of performance and adherence to good standards across the divisions;
- Ensuring compliance to legislation and good standards; and lastly
- Shared learning through the measurement and review of internal performance, external market shares and the sharing of qualitative learnings between the divisions.

Trading Forums

The trading Forums focus on the procurement and sale of goods through our divisions and stores. These currently comprise the Food & Liquor, General Merchandise, Cellular and Home Improvement Forums.

This year saw the participation in and contribution to the Forums grow in maturity to make good progress in setting and achieving meaningful commercial objectives such as joint strategic supplier reviews, internal product category reviews and the implementation of shared private and exclusive label strategies across our Chains. The new Home Improvement Forum has seen the inclusion of the new Massbuild businesses in the collaborative Channel process to the advantage of all involved.

The future focus is to tighten the objectives and measured outputs of these Forums within a common Massmart Channel framework and continue to drive the Forum activities with respect to joint planning with our suppliers, better internal coordination of product category strategies and the professional management of our private and exclusive labels.

Functional Forums

In contrast to the trading Forums, the functional Forums primarily focus their attention on the procurement and management of common essential resources and services required by the divisions in support of their trading activities. This activity occurs under the four main areas highlighted above. Contributing to this have been the Technology, Information and Process (TIP) and the Human Resources Forums.

Important work has been done in both Forums this year. The Human Resources forum has facilitated a group-wide response to Aids and HIV within Massmart. Group-wide voluntary counselling and testing has been completed and is ongoing

We believe that **meaningful** and **extensive collaboration** between the **four divisions** makes **the value** of the **Massmart Group greater** than the sum of its parts

with the business funding the appropriate treatment for HIV-positive employees, including the provision of antiretrovirals.

The Human Resources forum has also been an important element in the creation of a Group Training Service which will deliver shared executive training and education focused on scarce retail skills, leadership development and the recruitment and development of equity graduates into the Group.

The Technology, Information and Process forum implemented an aggressive peer review role this year to ensure that IT projects above a certain level of cost and risk had an element of Group oversight. This resulted in the halting of one large divisional project that showed early signs of impacting the business negatively. This Forum has also driven negotiations with Group telecommunications providers to substantially reduce the costs of these services as well as reducing the cost of print consumables through joint procurement.

Shared service departments

Where it is possible to provide a service to the Chains at a lower cost than they could obtain individually, directly or through a third party, a shared service structure is maintained.

We currently have nine shared services, being: Internal Audit; Supplier Contract Negotiation and Administration; International Commerce; Company Secretarial; Employee Benefits; Group Tax and Treasury; Corporate Affairs; Business Intelligence and Group Training.

Group Training is a new service which has been born out of an overwhelming need for shared training and development in specific areas of retail skills such as planning, buying, store management and business process analysts. This function will also promote a joint approach to leadership development below the executive level and commit resources to the recruitment of high potential equity graduates into Massmart to develop them towards a career in retail.



Sustainability Report



Sustainability Report


game
Tools 2 Learn

This is Massmart's third sustainability report which continues the established trend of improving the content, scope and structure of our reporting, utilising facilitated internal and external stakeholder feedback. A notable innovation in deriving such feedback was the use of focus groups to assess stakeholder responses to a full "mock-up" of this report prior to its publication.

We have extended the scope of our previous report, published in November 2005, by incorporating the following new elements into the current report:

- Sustainability scorecard that provides a consolidated view of the Key Performance Areas (KPAs) that we track ....**68 – 72**
- Internal Audit statement verifying the accuracy of the sustainability scorecard **68**
- Sustainability risk assessment that provides a consolidated description of key sustainability risks and our response to those risks ....**74 – 75**
- Sustainability performance review that provides a consolidated assessment of the extent to which we achieved the objectives described in our previous report....................................**76 – 79**
- Additional case studies that provide a "feel" for our operational approach to sustainability issues.........**81, 86 – 87, 91, 93, 95, 97**

We are hopeful that the incorporation of these elements has resulted in the creation of a more informative and reader friendly report that presents a fair perspective of Massmart's sustainability practice for the year ended June 2006.

Should you, the reader, wish to provide Massmart with feedback concerning this report then, forward your views to sustainability@massmart.co.za.

Sustainability philosophy

Whilst our understanding of good sustainability practice has, and continues to improve, our overall philosophy remains consistent with the view expressed in our last sustainability report. This view defines sustainable business practice as "A business approach to create long-term shareholder value by embracing opportunities and managing risks deriving from economic, environment and social developments".

In practical terms we have first-hand experience of the positive impact that considered sustainability practice has on stakeholder relationships. This is manifest through factors such as better staff productivity and greater credibility in interactions with regulatory and government authorities.

We are also appreciative of the operational efficiencies that may, for example, be achieved through reducing store energy consumption or eliminating packaging waste in the supply chain.

This experience reinforces our belief that good sustainability practice equates to responsible business practice, and that well-managed companies are motivated to act responsibly.

Stakeholder engagement

Massmart is committed to engagement with our stakeholders to promote constructive dialogue about issues of mutual interest.

These stakeholders include our customers, employees, investors and suppliers, as well as Government, community groups, media, non-governmental organisations (NGOs), the Consumer Goods Council of South Africa (CGCSA), legislators and regulators.

We prioritised stakeholder engagement as an important sustainability area during the year in review. This resulted in a number of notable achievements that included:

- Appointing a public relations advisor to improve the quality and frequency of engagement with external and internal stakeholders
- Launching a quarterly group news magazine that is distributed to staff, strategic suppliers and other selected external stakeholders
- Launching quarterly "round table discussions" with primarily external stakeholders to discuss issues of mutual concern, such as the role and expectations of corporates in job creation
- Simplifying and re-formulating the Massmart Supplier Perceptions survey to enable more frequent administration
- Establishing closer relationships with organisations representing black entrepreneurs such as the National Industrial Chamber (NIC)



- Participating in numerous workshops hosted by Empowerdex and designed to gauge the response of business to the codes of good practice on Broad-based Black Economic Empowerment (BBBEE)
- Establishing a collaborative relationship with the Gauteng Education Department's Policy Planning Unit to improve our understanding of the educational needs that underpin Massmart's Corporate Social Investment (CSI) focus
- Making formal submissions to the Department of Trade and Industry on the second draft codes of good practice on BBBEE and the Consumer Protection Bill
- Collaborating with the South African Institute of Ethics, at their request, to prepare an ethics case study for the United Nations
- Voluntary participation in various surveys designed to share knowledge about corporate practice in a variety of sustainability areas such as BBBEE

In all of these instances this engagement was motivated by a commitment to share more information about the Group or to improve our understanding of the expectations of others in order to promote more regular and better informed stakeholder dialogue.

Stakeholder engagement activities

Our relationships with stakeholders are informed by our endorsement of various externally developed guidelines that include the:

- Global Reporting Initiatives (GRI) sustainability reporting guidelines
- Universal Declaration of Human Rights
- Charters of the International Labour Organisation

In most instances these guidelines are codified in the relevant Massmart policy documents.

The following table provides a comprehensive profile of Massmart's stakeholder engagement activities.

Stakeholder group	Form of engagement
Investors and shareholders	Regular local and international meetings and briefings, bi-annual results announcements, three trading updates, annual general meeting, annual report, SENS announcements, Massmart website and compliance with statutory disclosure requirements.
Employees	Regular staff meetings and briefings, performance review and counselling process, "Fireside Chats" for career planning of senior management, adherence to open door policy, group-wide administration of Deloitte Best Company to Work For survey, administration of chain specific surveys and Massmart Ethics Line.
Customers	Print and electronic advertising campaigns, face-to-face interaction in stores, landscape market surveys, customer focus groups, in-store customer satisfaction surveys, chain specific customer service toll free lines, Massmart Corporate and Chain websites.
Community	Store-based and Massmart Group level meetings with community leaders and associations, Corporate Social Investment partnering and employee volunteerism.
Suppliers	Regular chain specific supplier meetings, annual and bi-annual Massmart Group meetings, strategic planning workshops, one-on-one CEO and senior executive meetings, Supplier Relationship Surveys and Massmart Ethics Line.
Industry and business groupings	Active participation in organisations such as Consumer Goods Council of South Africa, Retailers Association, Retail Liaison Committee and Business Against Crime.
Government	Lodging formal submissions in response to draft and/or established legislation, meeting with national, provincial and local government representatives and quarterly round table discussions.
Non-governmental organisations	Direct engagement on issues of mutual interest, social development collaboration and support, meetings and conference attendance.
Media	Participation in media surveys, interviews, press releases and direct engagement on topical/ public interest issues.



Sustainability report verification statement

JSE Limited socially responsible investment index (SRI) scorecard



The Massmart Internal Audit department conducted a review of the data reported in the preliminary and final Sustainability Scorecards. The review was conducted in terms of assurance standards and entailed the verification of the authenticity of data presented against internal and external source documents. All significant reported internal audit findings have been satisfactorily addressed through Scorecard amendments. On this basis we are satisfied to report that the data presented in the reported Scorecard fairly represents the position of Massmart's Sustainability performance for the financial year ending June 2006.

Massmart Internal Audit Services



Sustainability indicator	Score 2006	JSE baseline
Governance	44	16
Social sustainability	54	25
Economic sustainability	35	21
Environmental sustainability	48	16
Total	**181**	**78**

Massmart's SRI score of 181 points significantly exceeds the JSE Limited's baseline score of 78 points. We are, as the result of changes to the SRI scoring protocols, unable to provide meaningful comparative data for the financial year ended June 2005.

Economic value-added statement

Estimated broad-based black economic empowerment (BBBEE) scorecard


HOT DOG Café

+ = comparative increase relative to 2005
– = comparative decrease relative to 2005

Sustainability indicator	2006 June Rm	Comparison 2005
Sales, royalties, franchise fees, rentals, management, and administration fees (inclusive of VAT)	34 196.2	+15.4%
Cost of sales	(25 112.4)	+13.5%
Interest and investment income	102.8	+3.4%
Net costs of services and other operating expenses	(1 827.8)	+15.6%
Value added	**7 358.8**	**+22.1%**
Applied as follows:		
To employees as salaries, wages and other benefits	2 088.1	+24.9%
To Government as taxation	4 117.5	+16.2%
To shareholders as dividends	402.8	+82.2%
To lenders as interest	96.5	+32.6%
Depreciation and amortisation	203.5	+28.4%
Minorities	24.7	+929.2%
Net earnings retained	425.7	+18.6%
Total	**7 358.8**	**+22.1%**

Massmart's economic value added contribution increased by R1 330 million from R6 029 million for the financial year ended June 2005, to R7 359 million for the financial year ended June 2006.

Sustainability indicator	Estimates 2006	Comparison 2005
Ownership	6%	**Not**
Management control	–	
Employment equity	6.5%	**reported**
Skills development	10%	
Preferential procurement	5.1%	**in**
Enterprise development	10%	
Residual	9.9%	**2005**
Total	**47.5%**	

Massmart's estimated BBBEE score has improved by 6% from 41.5% to 47.5%. This improvement is attributable to the Thuthukani staff empowerment transaction. We anticipate a negative impact on our BBBEE score if the Draft Codes of Good Practice are gazetted in their existing form.

Note: BBBEE score is, with the exception of ownership, derived from the Financial Mail's 2005 Top Empowerment Companies Survey.



Employee HIV/Aids scorecard

Employment practices scorecard



Sustainability indicator	Estimates 2006	Comparison 2005
Estimated HIV/Aids prevalence rate amongst staff	6.2%	Not reported in 2005
% staff uptake of Voluntary Counselling and Testing (VCT)	53.6%	
Number of staff receiving Massmart funded treatment	56	
Number of spouses receiving Massmart funded treatment	7	
Annual value of Massmart investment on HIV/Aids prevention and treatment (for period 15 November 2005 – 30 June 2006)	R3.7 million	

Massmart's estimated rate of infection of 6.2% is based on the results of our VCT programme. This more reliable estimate is broadly consistent with our previous estimate of 6.9%. Our operations in KwaZulu-Natal (6.9%) and Gauteng (6.8%) currently reflect the highest prevalence rates in the Group.

+ = comparative increase relative to 2005
– = comparative decrease relative to 2005

Sustainability indicator	Estimates 2006	Comparison 2005
Total employee headcount	24 754	
% permanent employees	64.31%	– 5.67%
% flexi-time employees	35.69%	+ 5.67%
% unionised employees	41.12%	– 4.78%
% black (ACI) employees	83.40%	+ 0.40%
% black (ACI) managers	2.92%	– 0.58%
Minimum average group wage	R1 789	Not reported
Minimum legislated wage	R1 197	+ 17.71%
% employees on medical schemes	22.64%	– 2.96%
% employees on retirement plans	93.77%	– 2.83%
Investment in staff training (internal and external)	R16 639 472	+ R140 000
Person days lost to national stayaways	2 710	Not reported
Person days lost to internal industrial action	119	119%
Disciplinary hearings	1 602	+ 4.5%
Grievance hearings	144	Not reported
% staff turnover	12.76%	+ 0.97%
% resignations	8.24%	– 3.46%
% dismissals	2.46%	+ 0.06%
% other (eg retirement, retrenchment)	2.06%	+ 0.26%
Overall Deloitte staff satisfaction score (measured out of a maximum score of 5)	2.81	– 0.10%

The days lost to national stayaways is attributable to a national stay away called by COSATU. The reduction in ACI manager representivity is primarily attributable to the inclusion of Massbuild acquisitions in this statistic. Year-on-year increase in occupational accidents and injuries is primarily attributable to inclusion of Massbuild data.



Customer satisfaction scorecard

Supplier satisfaction scorecard



+ = comparative increase relative to 2005
– = comparative decrease relative to 2005

Sustainability indicator	2006	Comparison 2005
Total number of customer transactions	69 498 472	
% Massmart shoppers who were able to make their planned purchase in Massmart stores	86%	Not reported in 2005
% shoppers who were totally or quite satisfied with the shopping experience in Massmart stores	93%	
% shoppers who indicated that they would repeat shopping at Massmart stores	98%	
% customers who did not experience a problem that required further contact with the store	94%	
% customers who were satisfied with the resolution to problems raised with the store	73%	

Customer perceptions were derived from an intercept survey conducted with 2 000 shoppers at Massmart stores nationally. This is a reformulated survey for which there is no directly comparable data for the year ended June 2005.

+ = comparative increase relative to 2005
– = comparative decrease relative to 2005

Sustainability indicator	2006	Comparison 2005
Total number of listed merchandise suppliers	5 074	
% favourable supplier perceptions of Massmart distribution channel efficiency	100%	Not reported in 2005
% favourable supplier perceptions of Massmart stewardship of their brands	91%	
% favourable supplier perceptions of Massmart responsiveness to market opportunities	97%	
% favourable supplier perceptions of Massmart fairness in procurement negotiations	94%	
% favourable supplier perceptions of Massmart ethics	100%	

Supplier perceptions were derived from a survey administered to a sample representing 15% of suppliers that account for approximately 60% of procurement spending. This is a reformulated survey for which there is no directly comparable data for the year ended June 2005.



Corporate Social Investment (CSI) scorecard



+ = comparative increase relative to 2005
- = comparative decrease relative to 2005

Sustainability indicator	Estimates 2006	Comparison 2005
Total Group CSI spend including staff contributions	R10 581 877	+ 76%
Total Group CSI spend less staff and supplier contributions	R8 097 368	+ 51%
Total Group spend as a % of profit after tax	**1.6%**	
Massmart Holdings	R736 593	+ 220%
Massdiscounters (Dion and Game)	R3 422 450	+ 26%
Masswarehouse (Makro)	R1 419 291	– 12%
Masscash (CBW, Jumbo and Shield)	R1 301 323	+ 63%
Massbuild (Builders Warehouse, De La Rey, Federated Timbers and Servistar)	R1 217 711	Not reported
Staff and supplier contributions	R2 484 509	+ 269%

Increase in CSI spending is attributable to a more structured and proactive approach to CSI, better tracking of CSI contributions, inclusion of Massbuild CSI spending, and the inclusion of supplier contributions to chain CSI projects. CSI spend is represented as a percentage of 2004 profit after tax, this being the audited result on which the 2006 budget was based.

Environmental scorecard



+ = comparative increase relative to 2005
- = comparative decrease relative to 2005

Sustainability indicator	Estimates 2006	Comparison 2005
Water consumption	R9 745 654	+ 25%
Electrical consumption	R61 211 647	+ 24%
Sites with recycling programmes	137	+ 42%
Supplier environmental surveys conducted	8	Not reported
Environmental partnerships with suppliers	–	–
Greenhouse gas emissions	unknown	–

Increase in water and electrical consumption is primarily attributable to inclusion of Servistar, Federated Timbers and De La Rey. A survey of the environmental impact of our seafood suppliers was launched during November 2005.



Massmart Internal Audit Service (MIAS) responsibility

MIAS was asked to review the Massmart Sustainability information prior to its publication in the Massmart Annual Report in order to provide assurance on its content. We are aware of the need to remain completely objective and understand that the Sustainability Report contains various qualitative components that can be interpreted differently by the varying audiences and stakeholders. We have therefore only performed audit procedures on quantitative data presented to us on the Massmart Sustainability Scorecard. The areas of review included:

- JSE Limited Socially Responsible Investment Index;
- Economic Value Added Statement;
- Estimated Broad-based Black Economic Empowerment Scorecard;
- Employee HIV/Aids Scorecard;
- Employment Practices Scorecard;
- Customer Satisfaction Scorecard;
- Supplier Satisfaction Scorecard;
- Corporate Social Investment Scorecard; and
- Environmental Scorecard.

Audit approach

There are no generally accepted auditing standards for the reporting or review process relating to sustainability performance. Recognising that both sustainability reporting and independent assurance of the reporting are continuously evolving, we developed a methodology that allowed us to comment on the accuracy of the quantitative data presented as at 23 July 2006. This information was subsequently amended, based upon MIAS feedback, during the week of 23 August 2006. Our verification sources by category were:

Scorecard category	Primary data source
JSE Socially Responsible Index	· JSE Limited and Trialogue
Economic value added statement	· Audited financial statements
Estimated BBBEE Statement	· Empowerdex Financial Mail Top Empowerment Companies Survey and Cliffe Dekker legal opinion
Employee HIV/Aids	· Alexander Forbes
Employment practices	· Individual chain payroll downloads and audited chain income statement · Manual records of chain information
Customer satisfaction	· Douglas Parker and Associates Shopper Survey
Supplier satisfaction	· Confirmation from chains · Massmart Supplier Perceptions Survey results
Corporate Social Investment	· Confirmations from chains · Chain income statements
Environmental	· SustBrands

Information generated was also evaluated for reasonableness based on Massmart Internal Audit's knowledge and prior assessment of the varying operating systems.

Limitation of scope

The following scope limitations were applicable:

- Information such as disciplinary and grievance hearing statistics received from various operational sites were not subjected to completeness testing;
- Reliance has been placed on data provided by external sources such as Douglas Parker and Associates and Cliffe Dekker. No work was performed in order to evaluate the accuracy of the information provided by external sources.



Risk	Response
Staff reticence to participate in voluntary HIV counselling and testing. Notwithstanding the human tragedy, a key impact on business of the HIV/Aids crisis is the loss of skilled staff and the associated productivity and replacement costs. Voluntary testing and counselling is a pre-requisite that enables individuals to determine their HIV status thereby enabling Massmart to provide treatment as required.	Continue existing programmes to destigmatise HIV/Aids and to encourage voluntary testing and counselling.
Chronic shortage of core retail skills and particularly buying and planning skills. The chronic shortage of core retail skills has led to a situation in which there is a high industry dependency on sourcing skilled staff from competitors. This is an unhealthy situation that impacts negatively on productivity and costs.	Implement a focused long-term programme to develop and retain core skills.
Impact of criminal activity on customer and staff safety. This remains a longstanding risk to which we continue to devote significant time, attention and resources. Retailers who participate in the Consumer Goods Council of South Africa's (CGCSA) Crime Prevention Programme reported a 48% increase in incidents of violent crime for the quarter April to June 2006, compared to the same quarter in 2005. Financial losses suffered by these retailers during this period amounted to approximately R13 million.	Maintain current high priority focus which includes alarm specifications that exceed industry requirements, cash office designs that incorporate dedicated cash-in-transit pickup points, regular violent crime security drills, close collaboration with the South African Police Service, deployment of well-trained security guards and stringent application of service level agreements with security providers and banking institutions.
Failure by suppliers to become early adopters of broad-based black economic empowerment (BBBEE) compromises Massmart's short-term BBBEE objectives. We identified this risk in our previous sustainability report and were subsequently disappointed with the response by suppliers to our request for their BBBEE status. Massmart requested the BBBEE status of 6 500 centrally listed suppliers of which 1 202 responded, 68% of whom indicated that their BBBEE status was unknown. Preferential procurement is currently one of the weakest areas on Massmart's BBBEE scorecard.	Engage more intensely with top management teams of strategic suppliers that account for the majority of Massmart's procurement spend. Attempt to formulate an incentive that encourages suppliers to proactively disclose their BBBEE status to Massmart. We anticipate that suppliers will be in a better position to provide their BBBEE status once the DTI's codes of good practice have been finalised.
Formal retail activity undermines retail proposition of Massmart's wholesale trading partners. Historically, the international trend has been for large retail chains to push small independent traders out of business. Spaza and tuckshop owners appear to be impacted most by the increased levels of formal retail activity.	Develop commercial opportunities to improve the competitive offering of independent traders.
Power outages negatively impact on store operations. This risk was first identified in our previous sustainability report and has proven to be accurate by subsequent events in the Western Cape. We remain concerned about the capacity of the national grid to cope with the energy demands of a rapidly increasing consumer base and the impact that this has on our ability to trade efficiently.	Participate proactively in Eskom-endorsed initiatives to conserve energy and also maintain a viable backup supply of electrical energy. This includes ensuring that our stores in areas that are vulnerable to power outages have back-up generators to minimise disruption to our trading activities.



Insufficient information about supply chain eco-efficiency and supplier ability to respond constructively to environmental activism. It is our perspective that we have insufficient understanding of the impact that our suppliers operational activities have on the environment. This includes their approach to water and energy conservation, waste reduction, responsible use of man-made chemicals and responsible product packaging. We are mindful that any non-compliant environmental activity by our suppliers is harmful to the planet and potentially damaging to Massmart's reputation.

Appoint an environmental scientist to identify strategic suppliers with high environmental impact and introduce a process to reliably survey their environmental practices. This will include initiating appropriate action where supplier practices are found to be wanting.

Insufficient understanding of the potential impact of increasingly stressed water resources on Massmart's supply chain. It is our perspective that we have insufficient understanding of the impact of limited water resources on socio-economic development. South Africa is a semi-arid country with stressed freshwater resources that are almost fully utilised. There is a widely held view that factors such as climate change, rapid population growth and economic development will result in insufficient water resources to meet South Africa's domestic, agricultural and industrial needs.

Access the comprehensive data that is already available on this subject and develop an informed perspective of the potential implications for Massmart.

Disappointments

Whilst we are, in broad terms, satisfied with our sustainability performance, we are disappointed by insufficient progress in a number of areas.

- We have devoted considerable attention to opening our procurement activities to emerging black start-up suppliers. This has included attempts to establish collaborative relationships with the National African Federated Chamber of Commerce (NAFCOC), Ithala Development Finance Corporation Limited and National Industrial Chamber (NIC). Despite these efforts we have made indifferent progress toward entering into meaningful supply transactions with emerging black start-up suppliers.
- We continue to increase our financial investment in human capital, which has included a recent decision to provide free anti-retroviral treatment to permanent staff and their spouses. We were therefore disappointed to note that the Group's grand mean score on the Deloitte Best Company to Work for Survey declined from 2.91 out of a maximum score of 5 in the 2004 calendar year to 2.81 in the 2005 calendar year. Although the decline was relatively modest, it occurred at a time when we were optimistic of improving upon our previous score.
- Our efforts to increase representation of Previously Disadvantaged Individuals to transform our workforce, particularly at senior and top management levels, have failed to meet our expectations.
- Corporate Social Investment activities are generally difficult to focus in a way that delivers both social development and organisational benefits. Although Massmart's CSI focus has undergone significant improvement we remain concerned about the continued incidence of ad hoc CSI initiatives that deliver sub-optimal developmental and organisational benefits.
- Our environmental efforts have grown in scope and sophistication to include focusing on supply chain impacts. In addition the emphasis that the Group places on environmental issues has increased significantly. However, our progress in implementing identified energy saving and waste recycling opportunities has been slower than anticipated.



Broad-based black economic empowerment	
What we said we would do	**What we did**
Reassess the BBBEE performance of Massmart companies in terms of the Codes of Good Practice on BBBEE, once they have been finalised.	The Codes of Good Practice have not yet been finalised. Massmart did, however, conduct a comprehensive BBBEE self-assessment utilising a computerised self-assessment tool that is based on the provisions contained in the draft codes of good practice.
Implement a focused initiative to develop talented black executives through an executive mentoring process.	Black executives were appointed as executive assistants and are being mentored by the Massmart CEO, CEO Designate and Deputy CFO.
Engage in an extensive process to identify the BBBEE rating of suppliers. This will include rolling a BBBEE self-assessment tool out to suppliers.	In March 2006, Massmart made it a listing requirement for suppliers to disclose their BBBEE status as a condition for trading with the Group. This decision was communicated and followed up via ongoing personal correspondence with 6 500 centrally listed suppliers. To date the Group has received responses from 1 600 suppliers. 259 suppliers have implemented a BBBEE self-assessment tool, for which Massmart negotiated a 33% discount with the software vendor.
Conduct workshops with suppliers to communicate Massmart's BBBEE philosophy and expectations.	These workshops were placed on hold pending the outcome of our ongoing BBBEE discussions with suppliers.
Implement modifications to Massmart's central buying system in order to track procurement in terms of the BBBEE status of suppliers.	Detailed modifications to the central buying system have been specified. Implementation of the modifications has been placed on hold pending the finalisation of the codes of good practice. A spreadsheet-based BBBEE tracking mechanism has been implemented as an interim measure.
Improve the process for connecting potential black suppliers to buyers within our chains. This will include hosting a Massmart trade fair for potential black suppliers.	Two Massmart-based merchants were tasked with the responsibility for screening, advising and facilitating meetings between new black suppliers and buyers in our chains. Massmart was a co-sponsor of the National Industrial Chamber's (NIC) annual conference and used this opportunity to assess the product offerings of exhibitors at the conference. NIC represents the interests of black manufacturers.
Establish a further enterprise development partnership that targets black youth entrepreneurs.	Massmart established a jointly-funded Youth Enterprise Development Fund with Umsobomvu. The fund is used to establish unemployed youths in micro or entry level fast food franchise businesses, many of which operate in close proximity to Massmart stores.



Human capital

What we said we would do	What we did
Implement information systems to enhance the quality and comparability of human capital reporting.	Massmart has identified clear human capital reporting priorities and has initiated a programme to upgrade human capital information reporting in line with these priorities. Achievements to date have included the design and implementation of a group-wide succession planning system.
Conduct a human capital best practice exercise as the basis for Massmart human resources policy development.	Upon embarking on this project we realised that we were in danger of over committing our human capital resources. We therefore focused our efforts on developing performance management and career counselling best practices. These form the basis of a revitalised performance management process that is currently being implemented throughout the Group.
Instil a stronger learning culture at all levels through revitalised executive and leadership development programmes.	Massmart made significant progress toward the achievement of this objective. This involved launching three executive development programmes during the period. These were the Emerging Talent Development Programme, the Leadership Development Programme and the Executive Development Programme.

Customers

What we said we would do	What we did
Leverage opportunities to respond to customer needs identified in a comprehensive group-wide customer research process.	Doug Parker and Associates completed an extensive group-wide customer research process during the period. The results of this research have been presented to the chains for input into their respective customer attraction and retention strategies.



Suppliers	
What we said we would do	**What we did**
Verify supplier perceptions of Massmart's distribution strategies and their associated benefits.	Although this topic was covered usefully in various chain and Group-led meetings with key suppliers, we did not implement the coordinated process that had been envisaged.
Engage more closely with our suppliers regarding their awareness of and commitment to BBBEE.	Massmart sent three different notes to suppliers describing our perspective of BBBEE and also requesting clarity about their position on the issue. These notes were supplemented by the establishment of an e-mail helpline, BBBEE@massmart.co.za, to which suppliers could direct BBBEE enquiries.

Corporate social investment	
What we said we would do	**What we did**
Improve our targeting of beneficiaries to provide greater support to the poorest of the poor.	Significant success was achieved in this area with the majority of CSI support going to beneficiaries in the poorest of the poor communities. The Makro Excellence in Education Award is an excellent example of this refocused approach.
Achieve better coordination of Group CSI activities.	Progress against this objective has been modest. Game, Dion and Makro entered into joint CSI projects at two schools. Whilst Game, Dion and Shield collaborated in a project at the Twilight Children's shelter. Massmart Holdings and Jumbo Cash and Carry partnered on the Entuthukweni Training and Job Creation Project. These partnerships represent a marked improvement on the efforts of previous years.
Leverage existing expertise to meet those needs where we can apply our core expertise in the interests of social development.	Whilst we have explored opportunities to leverage our core expertise in the interests of social development we have as yet been unable to conceptualise a suitable social development project in this area.
Promote a spirit of volunteerism within the organisation by providing employees with opportunity to contribute time, effort and money to social causes.	In July 2005 Massdiscounters launched a programme to facilitate and recognise employee volunteerism. This programme served as a pilot for the Group and provides the basis for group-wide policy on employee volunteerism. The Massdiscounters employee volunteerism policy pack was rolled out to all chains in March 2006 for chain specific customisation and implementation. The policy has, to date, been implemented at Massmart Holdings and Feds.



Environmental	
What we said we would do	**What we did**
Enhance group-wide environmental reporting to increase comparability across the Group.	A greater awareness of the need for environmental reporting has been created and currently reported data is considerably easier to access. We have, however, made disappointing progress in extending the scope of data for environmental reporting purposes.
Reinforce the environmental compliance focus in Audit plans.	The Massmart Internal Audit department has developed a store Environmental Audit plan.
Formulate group-wide eco-efficiency benchmarks.	Whilst Massmart's chains are sharing more information, under Makro's leadership, about their environmental practices we have been unable to derive comparable eco-efficiency benchmarks.
Expand the energy efficiency opportunity assessment to cover air conditioning and refrigeration systems.	Makro, which sets the pace in terms of environmental practice in the Group is currently trialling a process to identify opportunities for assessing the eco-efficiency of refrigeration and air conditioning systems.
Conduct an energy saving opportunity assessment at Builders Warehouse, Jumbo Cash and Carry and the Massmart Corporate head office.	External consultants conducted lighting efficiency audits at sites in these chains and at Massmart's Holdings Head Office.
Implement recycling programmes at sites that do not currently have such programmes and extend recycling reporting to cover glass and plastic.	The implementation of recycling programmes is an ongoing initiative. Recycling programmes are active at 153 Massmart sites versus the 96 sites with recycling programmes that were reported in our 2005 sustainability report.
Increase our understanding of supply-side environmental risks and explore environmental advocacy opportunities.	Massmart engaged an environmental consultant to advise the Group on opportunities to play a greater environmental advocacy role with suppliers. This resulted in our conducting a survey of the marine harvesting and aqua-culture practices of Massmart fish and shellfish suppliers.

Further achievements

Further to our performance against the aforementioned objectives Massmart also delivered against a number of additional objectives. These included:

- Establishing a Sustainability Committee, which operates as a committee of the Massmart Board and has oversight responsibility for sustainability practice in the Group;
- Launching a sustainability workshop programme with the objective of improving senior management's understanding of sustainability issues;
- Launching a group-wide news magazine to improve communication with staff, strategic suppliers and selected external stakeholders; and
- Conducting a survey of the environmental practices of suppliers of fish and shellfish products.



Overview

The Board and Executive Committee of Massmart are totally supportive of BBBEE and believe it to be essential to the transformation and normalisation of our society and our company.

Although there are no laws or charters defining BBBEE for retailers, the Massmart Board approved a policy, in early 2004, to focus on every aspect of BBBEE, and we have established programmes and objectives to do this. Each operating entity is required to maintain a BBBEE scorecard and to report progress to the Massmart Board on a bi-annual basis.

One of our BBBEE objectives was to enter into an empowerment transaction with previously disadvantaged people. In deciding on this, the Board felt that Massmart's permanent employees were the people who most deserved to be recognised for the part they played in Massmart's progress.

After more than a year of preparation we were very pleased to announce shareholder approval to enter into an empowerment transaction with our staff. The transaction was one of the largest and most important in the history of Massmart. It involved placing 18 million Massmart shares, with a value of R900 million into an Employee Empowerment Trust called Thuthukani.

The beneficiaries of the Thuthukani Trust will be all South African-based permanent employees who are employed by Massmart on 1 October 2006, 83% of whom are previously disadvantaged.

These employees will have rights that are very similar to those of existing Massmart ordinary shareholders, including the right to earn dividends, the right to vote at shareholder meetings through trustees and the right to retain or sell Massmart shares to create wealth after a certain period.

Whilst the Thuthukani empowerment transaction was undoubtedly the highlight of our BBBEE efforts we continue to align our business to the elements described in the Department of Trade and Industry's BBBEE scorecard. Our success in these endeavours is demonstrated by our rating in the Financial Mail's 2006 Top Empowerment Companies survey, as the fourth most empowered South African retailer.

2007 objectives

- Engage an accredited BBBEE verification agency to conduct a review of Massmart's BBBEE status once the codes of good practice have been gazetted.
- Conduct a comprehensive communication campaign to ensure that Thuthukani beneficiaries have a complete understanding of their rights as Massmart shareholders.
- Invest further capital in the Massmart Umsobomvu Enterprise Development Fund or establish a further Enterprise Development Fund that benefits black entrepreneurs in the Massmart value chain.
- Engage with strategic suppliers to derive a better understanding of their BBBEE status and intentions. This will include exploring sound commercially based opportunities to incentivise suppliers to improve their BBBEE status.
- Implement central buying system modifications to track the BBBEE status of suppliers, once the codes of good practice have been gazetted.
- Continue efforts to formulate competitive supply agreements with emerging black start-up suppliers. Particular emphasis will be placed on the existing relationship with the National Industrial Chamber (NIC).
- Host a workshop programme that aims at orientating black start-up enterprises to key considerations for entering into supply agreements with retailers.

Additional scorecard information

Thuthukani Empowerment Trust statistics
• 18 million "A" Preference Shares • 9% of issued share capital • R900 million transaction value • 14 400 staff beneficiaries • 83% of beneficiaries previously disadvantaged • 40% of beneficiaries previously disadvantaged women • 6 BBBEE scorecard points
Supplier BBBEE score statistics
• 6 204 suppliers surveyed • 1 213 (20%) responded • 97 of our top 200 suppliers responded • 843 (69%) suppliers scores were unknown • 101 (8%) suppliers achieved scores lower than 30 points • 198 (16%) suppliers achieved scores from 30 to 64 points • 71 (5%) suppliers achieved scores from 65 to 100 points
Massmart BBBEE philosophy
• Massmart believes that authentic commitment to BBBEE is a moral imperative that is essential for the normalisation of South African society. • Massmart believes that BBBEE is an essential process for improving buying power amongst the wider South African demographic. • Massmart believes that authentic commitment to the BBBEE process is an important pre-condition for building trust based relationships with our customers and staff.



Case study 1

Massmart assists black youth entrepreneurs

Massmart has entered into a partnership with the Umsobomvu Youth Fund to create an Enterprise Development venture that benefits unemployed black youths. The venture, known as the Massmart Umsobomvu Youth Development Fund, was established with an initial contribution of R1 million from Massmart and a matching contribution from Umsobomvu.

The money in the fund is used to establish unemployed youths in micro or entry-level fast food franchise businesses. One of the funds first initiatives has been to help 11 youths purchase Hot Dog Café franchises, which operate outside Massmart stores. The result is that Massmart benefits by providing convenient fast foods to our customers and the youth entrepreneurs are able to make an income by selling quality products in a shopper-filled environment.

Case study 2

Massmart assists rural women entrepreneurs

Massmart has entered into a partnership with Women's Development Businesses (WDB) to help establish rural women in retail-related enterprises.

The decision to partner with WDB in this initiative is based to our understanding that rural development requires social development and local knowledge that we do not possess.

In terms of the mechanics of the initiative Massmart has established an investment fund that is accessed at the discretion of WDB to advance micro-loans to rural women entrepreneurs. The Group also funds the activities of two WDB field assistants who provide monetary and coaching support to loan recipients.

Case study 3

Supporting black-owned and operated suppliers

Jumbo Cash and Carry has a focused approach to optimise procurement opportunities from black-owned and operated suppliers. They currently have ongoing procurement relationships with 121 black-owned and operated edible and non-edible grocery suppliers. Jumbo estimates that their total procurement spend with these suppliers was R233 million for the financial year ended June 2006.

Case study 4

Massmart focuses on facilitating black start-up business access to our markets

Massmart appreciates that we can, through our buying behaviour, exert significant influence on the growth potential of black start-up enterprises. We have, therefore, delegated responsibility for assisting start-up enterprises that have the potential to enter into supply relationships with Group companies to Massmart Holdings-based merchandise specialists. Their key role is to advise and prepare the start-up entrepreneurs for negotiations with buyers in our chains. This includes providing advice about product specification, pricing, logistics and merchandising options.

In terms of identifying and sourcing potential suppliers we have and continue to explore partnerships with organisations such as the National Industrial Council (NIC), National Federated African Federated Chamber of Commerce (NAFCOC) and Ithala Development Finance Corporation Limited.

Whilst these partnerships have resulted in numerous meetings with potential suppliers we have yet to enter into a significant supply contract with black start-up enterprises. The process has, however, been useful in terms of identifying impediments to this type of intervention, such as ensuring product compliance with SABS requirements. We are currently investigating options to assist suppliers to overcome these obstacles.



Background

Massmart's BEE Transaction has a value of approximately R1 billion based on the reference price of R49.98.

The Massmart Board believes that this BEE Transaction is both a moral imperative and entirely appropriate at this time in the history of the Company and country. The Transaction better aligns the Massmart Group with: our staff, whose efforts have been the origin of the value created over the past 18 years; our customers, whose continued patronage is highly valued; and with broader society whose respect we strive to earn.

Overview of the Transaction

The BEE Transaction includes the setting up of two trusts: the Thuthukani Empowerment Trust and The Black Management Trust.

The Thuthukani Empowerment Trust has the following characteristics:

- it has been created for the benefit of all of the Massmart Group's permanent employees in South Africa who were employed on 1 October 2006, regardless of race and gender and who are not beneficiaries of Massmart's existing share ownership scheme;
- approximately 14 500 employees who do not currently participate in any of Massmart's existing share schemes (83% of whom are previously disadvantaged individuals) are beneficiaries of the trust;
- the beneficiaries have vested rights that are similar to those of existing Massmart shareholders, including:
  - the right to dividends;
  - the right to vote at shareholder meetings through elected trustees; and
  - the right to acquire, after a certain period, ordinary shares, and thereafter to retain or sell them; and
- these vested rights represent 9% of the issued shares of Massmart (before the BEE Transaction).

The Black Management Trust has the following characteristics:

- it has been created for the benefit of the Massmart Group's current and future previously disadvantaged management in South Africa. Although approximately 30 of the Massmart Group's previously disadvantaged management benefit, the trust is primarily applied to attracting and retaining previously disadvantaged managers in the future;
- the beneficiaries have vested rights including:
  - the right to vote at shareholder meetings through elected trustees; and
  - the right to acquire, after a certain period, ordinary shares, and thereafter to retain or sell them;
- these vested rights represent 1% of the issued share of Massmart (before this BEE Transaction).

Mechanics of the BEE Transaction

The BEE Transaction has different mechanics for the two trusts and these are explained separately below.

At a high level, the Thuthukani Empowerment Trust operates as follows:

- Massmart issued "A" Preference Shares to the Thuthukani Empowerment Trust;
- the number of "A" Preference Shares allocated to beneficiaries of the Thuthukani Empowerment Trust was based on length of service with the Group;
- to become beneficiaries, employees had to be employed at 1 October 2006;
- at the end of years four, five and six (being 1 October 2010, 2011 and 2012, respectively) 33.3% of the "A" Preference Shares will become available to the beneficiaries;
- the beneficiaries may then elect to receive the benefits flowing from these newly available "A" Preference Shares. If the beneficiary makes no election, the "A" Preference Shares will be held until the scheme comes to an end (at the end of six years), when an automatic election will be deemed to occur;
- when the employee elects to receive his benefit, then he will receive ordinary shares with a value equal to the difference between the price of an ordinary share at the


Massmart's permanent



time of his election and the reference price (being R49.98) multiplied by the size of his allocation;
- the "A" Preference Shares will get 25% of the dividend on ordinary shares for the first year, 50% of the ordinary share dividend for the second year, 75% of the ordinary share dividend for the third year and 100% of the dividend for the fourth year and thereafter. This amount will be paid in cash into the beneficiaries' bank accounts within a few weeks after the declaration of Massmart's ordinary dividend; and
- this trust is once-off and will be wound up in or about 2013. Any undistributed "A" Preference Shares will then be distributed to beneficiaries, while any forfeited or unallocated "A" Preference Shares will be redeemed.

At a high level, the Black Management Trust operates as follows:

- the number of "B" Preference Shares allocated to beneficiaries of the Black Management Trust was decided upon by the Remuneration Committee;
- this is not a once-off transaction and it is envisaged that "B" Preference Shares will remain available for allocation to current and future beneficiaries, based upon a formula applied by the Remuneration Committee;
- at the end of years two, three, four and five from the date of allocation, 25% of the "B" Preference Shares will become available to the beneficiaries;
- the beneficiaries may then elect to receive the benefits flowing from these newly available "B" Preference Shares. If the beneficiary makes no election, the "B" Preference Shares will be held until the end of six years from the date of allocation, when an automatic election will be deemed to occur;
- when the employee elects to receive his benefit, then he will receive ordinary shares with a value equal to the difference between the price of an ordinary share at the time of his election and the reference price (which will vary from issue to issue but which was R49.98 for the initial allocation); and
- the "B" Preference Shares in this trust do not get any dividends from the Company.

How much did the BEE Transaction cost?

Massmart's advisers and accountants have run detailed valuation models and determined that the true cost of the BEE Transaction is R235 million. This estimate is based on the best information available at the last practicable date. This amount will be spread over the six years the BEE Transaction will be in operation. See Letter from Chief Financial Officer on page 25.

Who appoints the trustees?

The beneficiaries in each trust are entitled to elect their own Trustees.

The Thuthukani Empowerment Trust has nine trustees, of which four are elected by the beneficiaries, four are appointed by Massmart and one person is an independent previously disadvantaged professional who may be elected by the trustees to act as chairman of the trust. The majority of the trustees shall be previously disadvantaged individuals.


staff
new shareholders



Overview

Throughout all Massmart divisions we strive to provide stimulating and entrepreneurial places of work in which initiative, flair and a strong work ethic are well rewarded. This is consistent with our belief that optimal financial performance is preceded by superior human performance.

Massmart employs 23 841 full-time and flexi-time employees at a total employment cost of R1 847 million for the year ended June 2006. We offer competitive remuneration and benefits packages that are complemented by an extensive set of incentive systems and performance review mechanisms. Incentive payments for the financial year ended June 2006 comprised 15% of basic permanent and contract employee remuneration.

Management and permanent staff enjoy the benefits of Massmart share ownership through the Massmart Executive Share Incentive Scheme, the Thuthukani Empowerment Trust and the Massmart Black Management Share Trust. In excess of 39 million equity instruments of various types, such as shares and options, are made available to staff through these mechanisms.

The workforce resourcing practices of all Massmart divisions are guided by clearly defined employment equity policy and targets. African, Coloured and Indian (ACI) people currently occupy 39% of middle management, 27% of senior management and 11% of top management positions in the Group. We continue to invest in initiatives to improve diversity at all levels in the business, the most recent of which involved the development of a Massmart graduate development programme for high potential equity candidates.

The Group invested 1% of payroll in staff training during the past financial year. A key feature of our development activity during the year was the launch of a focused programme to enhance the knowledge and skills of the top executives in our chains. We invested approximately R2 million in this programme, which benefited 20 top executives during the year ended June 2006.

Massmart is committed to investing in the health, safety and welfare of our staff, in which context we understand that we will sometimes have to go further than our peers in developed countries. Key staff health and welfare initiatives include the operation of a 24-hour, seven days a week health and wellness helpline and the implementation of a comprehensive HIV/Aids programme that includes the provision of free anti-retrovirals to our permanent staff and their spouses. The number of reportable injuries sustained as at June 2006 was 703 compared to 582 as at 30 June 2005.

We recognise our employees' rights to associate freely and to bargain collectively as determined by the South African constitution, labour law and the International Labour Organisation. However, we believe strongly that such association and collective bargaining should not conflict with and cannot be allowed to dilute, the Company's right to communicate directly with our employees at all times. Over 42% of our staff are represented by bona fide employee representative bodies.

2007 objectives

- Launch a centralised programme to accelerate the development of scarce buying, planning, store management and business analysis skills.
- Launch a new graduate development programme aimed at attracting high-potential equity candidates into the Group.
- Conduct in-depth research to understand and respond to areas for improving staff levels of satisfaction.

Additional scorecard information

Group remuneration profile

	2006	2005
Total employment costs	R2 079 million	R1 657 million*
% shares owned by management	10.57%	11%
% shares owned by all permanent staff via the Thuthukani Trust (held in "A" Preference Shares effective October 2006)	9%	–
% shares owned by employees who qualify for the Massmart Black Management Trust (held in "B" Preference Shares effective October 2006)	1%	–
Minimum monthly national Group wage	R1 789	R1 100
Minimum monthly national legislated wage	R1 197	R1 017
Average Group wage settlement % (across the board or % increases)	6.0% – 7.9%	6.0% – 9.5%

* *Has been restated for IFRS and other adjustments*



African, Coloured and Indian (ACI) diversity profile

Occupational levels	Guidelines	2006 Actual %	2005 Actual %
% top management	Massmart Executive Committee and Chain Directors	13.6%[1]	21%
% senior management	Senior management, heads of major functions, programming decisions; Chain Executive Committee members who are not directors	26.5%[1]	28%
% professionally qualified, qualified specialists; mid-management	Professionally qualified and experienced middle management; interpretive decisions; Paterson Grade D	39.3%	43%
% technically skilled and qualified	Junior management; routine or process decisions; Paterson Grade C (ie supervisors or foreman)	83.4%	83%
% semi-skilled and discretionary decision-making	Non-management; discretionary, operative, sub-system or automatic decisions; Paterson Grade B	90.1%	88%
% unskilled and defined decision-making	Non-management; defined decisions; Paterson Grade A	97.5%	98%
Total permanent		**83.4%[3]**	**83%**

Training and development profile

		2006	2005
Training investment		R16.6 million (1% of payroll)	R16.5 million (1% of payroll)
Monies recovered from the W&R SETA		R8.3 million	R5.3 million
Number of people trained		14 960[4]	22 664
% ACI candidates attending formal training courses		79.7%	86.2%
Number of learnerships		182	312

Employee benefits profile

All employees have access to competitive benefits schemes that are presided over by well qualified trustees. The Massmart Group retirement funds currently have total investments approximating R1 billion.

		2006	2005
Annual Rand contribution to Group pension and medical schemes		R135 million	R109 million
Number of permanent employees		15 920	15 297
Number of employees on medical schemes		3 605 (22.6%)	3 916 (25.6%)
Number of employees on retirement plans		14 928 (93.8%)[2]	14 776 (96.6%)

1. *The decline from FY2005 to FY2006 is due to revised Occupational Level guidelines, which have resulted in the redefinition of our top management category in line with the codes of good practice on BBBEE.*
2. *Represents members of both Massmart retirement funds and SACCAWU retirement fund.*
3. *This excludes Servistar.*
4. *The decline from FY2005 is due to the decision to report on a per individual rather than a per course basis.*



Case study 1

Nurturing emerging talent

With the objective of exposing high-potential managers to senior executive insights and advanced retail thinking, Massmart launched the Emerging Talent Development Programme (ETDP) in February 2006. The programme is structured utilising interactive workshops that are facilitated by Massmart Holdings executives and external specialists who are regarded as authorities in their respective fields.

These workshops cover a wide array of retail and business focused subjects that include strategy, finance, sustainability, and merchandising. Furthermore, the programme is designed to allow participants to gain insights into their personal leadership and management capabilities through psychometric evaluations and one-on-one career discussions.

The goal of the programme is to enable ETDP participants to recognise opportunities for career growth across the Massmart Group.

Case study 2

Maintaining the succession pipeline

As part of our succession planning focus Massmart recently launched two new programmes, the Leadership Development Programme (LDP) and the Executive Development Programme. These aim to develop the analytical and strategic leadership abilities of senior executives who have been earmarked as potential successors to members of Massmart's top management team.

The programmes are presented in partnership with a number of South African and international business schools, including the Gordon Institute of Business Science (GIBS); University of Cape Town, Graduate School of Business (GSB) and INSEAD. The programme utilises sophisticated personal feedback techniques that enable participants to accurately assess and prioritise their development needs.

A key objective of the programmes is to expose participants to global leaders in retail and the management sciences. A recent 10-day field trip by 20 executives to the University of Arkansas, Sam M. Walton College of Business, Centre for Retail Excellence, which incorporated regular contact with top management at Walmart is a good example of the type of development interventions utilised on these programmes

Case study 3

Managing executive careers

A key intervention that drives the development and succession planning of Massmart's future executive talent is "the fireside chat". Designed as a personal career and development discussion, this is a unique format in which every aspect of a senior manager's life at Massmart is reviewed.

Importantly, we emphasise that this is not a performance management discussion but a "chat" about those factors important to the individual that will ensure his/her long-term commitment to the Group. "Fireside chats" are held with in excess of 180 individuals across the Group.



Case study 4
Attracting high-potential equity graduates

Realising the importance of personal perceptions in attracting the best graduate talent to the organisation, Massmart engaged Magnet Communications to survey student perceptions of the retail industry as a whole and the Massmart Group specifically.

Conducted amongst 9 611 commerce, engineering, science and law students on 19 campuses, the survey provided useful information about the issues that need to be considered in developing an effective graduate recruitment programme. Important findings included low top-of-mind awareness of the Massmart Group as a prospective employer amongst graduates in relation to other top multinational companies, and low appeal of the retail industry relative to other industries such as financial services.

The survey also provided valuable insight into options for tailoring graduate recruitment communications to attract talented young people to the Group. Massmart intends recruiting 22 graduates during the current financial year 2006/7.

Case study 5
IMPILO staff wellness programme

In November 2005, Massmart launched the Impilo Wellness and HIV/Aids Management Programme, fully funded by the Company and available to all permanent employees.

IMPILO is managed independently by external service providers and offers a voluntary and confidential professional counselling service through a dedicated helpline. This includes providing access to general health information, on-site or off-site HIV testing, and free comprehensive HIV/Aids medication for employees and their spouses.

The following is the view of a staff member who has participated in the programme: *"It's great that the programme is external because the one key thing that prevents people from getting help is the fear that the confidentiality of their case will not be protected."*

Case study 6
Responding to HIV/Aids in the workplace

In February 2006, HIV/Aids Voluntary Counselling and Testing (VCT) sessions were rolled out across the Group. This included Aids awareness information sessions explaining the process; pre-HIV status test counselling; a voluntary HIV test; post-HIV test counselling; and the opportunity for HIV positive employees and their spouses to register on the management programme.

Those registered on the Expert Treatment Programme (ETP) receive either Highly Active Anti-Retroviral Therapy (HAART) or pre-HAART depending on their condition. The goal with pre-HAART patients is to maintain their health, which involves a comprehensive programme of education, vaccinations and vitamin and mineral supplements if required. Employees on HAART are monitored and treated for Aids defining illnesses and opportunistic infections.

Case study 7
Understanding employee perceptions

Massmart recognises the need to survey and understand employee perceptions of our organisation. We have, to this end, participated regularly in the Deloitte "Best Companies to Work For" process.

The decision was taken more recently to derive a fresh perspective of the perceptions of our employees. We have therefore engaged the Hay Group to administer their Organisation Climate, Inventory of Leadership styles and Engaged Performance survey instruments across the Group. We anticipate that the findings generated during this process will be presented during October 2006.



Human Potential Development

Awarded to **Jane Bruyns** in recognition of her rapid establishment of the fundamental Massmart Human Capital principles and values in the Jumbo chain.



Leadership

Awarded to **Robbie Barrell** in recognition of the breadth and impact of his leadership on the store operations and store development of Massdiscounters.



Creating Channel Value

Awarded to **The Human Capital Forum** in recognition of their efforts in conceptualising, championing and implementing Impilo and the Massmart Antiretroviral Programme.











Transformation

Awarded to **Norman Gray** in recognition of the creation of an Internal Audit function comprising a greater proportion of previously disadvantaged South Africans than any other Massmart division or function.



Creating Shareholder Value

Awarded to **Makro** in recognition of a 58% growth in Economic Value Added amounting to R225 million in the year to June 2006.



General Excellence

Awarded to **Carol Rimer** in recognition of her tenacity, dedication and success in the management of supplier relations and the Massmart Rebates department.



General Excellence

Awarded to **Brenda Shelly** in recognition of her leadership of Massmart's implementation of International Financial Reporting Standards, and the creation of the Group's 2005 Annual Report.



General Excellence

Awarded to **Gwen Beck** in recognition of her selfless dedication to the administration and charitable work of the Massmart Education Trust.



Awarded to **Clifford Kahanovitz** in recognition of his merchandise and marketing expertise, which is totally transforming the paint category of Builders Warehouse.



Awarded to **Brian Leroni** in recognition of his success in substantially elevating the quality of Massmart's performance in all areas of sustainability, Black Economic Empowerment and Corporate Social Investment.



Massmart

Since 1991, Massmart has recognised internal excellence with an annual presentation of awards. This year, awards were presented for the following categories: general excellence, the creation of Channel value, human potential development, leadership, transformation and the creation of shareholder value. The following were the 2006 award winners:

Citation awards



General Excellence

Awarded to **Mike Marshall** and **Brad Evelyn** in recognition of their tireless efforts, under the most testing circumstances, in leading the design and implementation of the new Shield debtors system and the capturing of all historic data.



General Excellence

Awarded to **Sidney Newman** and **Jacques Perle** in recognition of their leadership of the Builders Warehouse sales team, which dramatically increased the quantum and profitability of the external sales to contractors.



General Excellence

Awarded to **Chris Lourens** and **Fred Cresswell** in recognition of the rapid and successful refurbishment of the flagship Jumbo Crown Mines store, while satisfying the demands of continuous trading.



General Excellence

Awarded to **Avi Mizrachi** in recognition of exceptional trading and marketing performance in the turnaround of the profit performance of the Phillipi CBW branch, during the 2006 financial year.



Overview

For all our chains, satisfying, retaining and growing our customer base is the key to sustainable business. Our profitability depends on our brand equity and reputation in the eyes of an extremely broad base of customers that extends from Living Standard Measure (LSM) 5 through to LSM 10.

We make every reasonable effort to provide excellent customer service, to safeguard customers and their possessions at our operations and to remedy shortcomings if ever our products and services fail to meet the standards that we and our suppliers represent.

Whilst our suppliers are ultimately accountable for ensuring the quality and safety of the merchandise they supply to us – particularly in the case of branded goods – we recognise that we, too, have a duty to safeguard our customers, and that our reputation depends on the safety and quality of the goods we sell.

We therefore require that our buyers include in their procurement decisions, issues such as quality, safety, legality, industry standards, honest feature and benefit communication, and ethical manufacture. We ensure that our products comply with legislated labelling standards such as directions, registration numbers (where applicable), SABS certifications, weights and measures.

We are also keenly aware that customer attitudes toward environmental, health and related social issues are playing an increasingly important role in their buying behaviour. We are, as a consequence, placing additional emphasis on understanding and responding constructively to these issues.

2007 objectives

- Research the influence that socially responsible retail practice exerts on the buying behaviour of South African consumers.
- Continue to search for and procure low cost and high quality merchandise to reduce our customers' cost of living.
- Invest in retail technologies and practices to educate and inform shoppers about merchandise and solutions that improve their lives.

Additional scorecard information

Massmart retail shopper perceptions

The information described below was derived through intercept interviews with 4 000 Massmart shoppers nationally.

- A significant majority of Massmart shoppers express high levels of satisfaction with the overall shopping experience.
- A significant majority of Massmart shoppers express high levels of satisfaction with the product range in Massmart stores.
- The average shopper frequency at Massmart stores is two to three times per month.
- Seven in 10 shoppers make impulse purchases at Massmart stores.

Proposed legislative measures to protect consumers

The retail industry is currently confronted by two pieces of legislation that have important implications for the way that we transact with our customers.

These are the Consumer Protection Bill and the National Credit Act. We have taken careful note of these, and are in agreement with the need for legislation that offers consumers protection from unscrupulous traders and unfair credit practices.

Because Massmart is primarily a cash business, the impact of the National Credit Act is limited to a relatively small part of the business. We are comfortable with the provisions of this Act.

Although very supportive, we are less comfortable with certain provisions of the Consumer Protection Bill, which is likely to introduce significant administration costs for retailers.

We have made formal submissions to, and will continue to liaise constructively with the Department of Trade and Industry in respect of this legislation.



Case study 1

Mentoring and growing small wholesale customers

Makro, CBW Wholesalers and Shield have a long history of helping their small wholesale customers build their businesses utilising the banner group concept. This involves the Massmart wholesaler investing in, and developing retail brand identities and making these available to carefully selected small traders. A key advantage to the small trader is that the banner group brand enjoys high levels of customer awareness and confidence which contributes to significant increases in their turnover. This is achieved by offering the banner group members ongoing and regular coaching, procurement and marketing support.

Coaching support includes providing the small trader with legal, financial and merchandising advice. In the case of marketing the Massmart chains plan and execute targeted marketing campaigns in close collaboration with banner group members, typically on the basis of merchandise that is supplied to the trader at highly competitive preferential prices.

Case study 2

Championing the cause of independent wholesalers

Shield was founded in 1973 by Ahmed Goondiwala, Syd McGlashen and Theo Muller with the aim of assisting independent wholesale outlets to compete effectively against recognised wholesale chains. This is achieved through a model that involves Shield operating as an outsourced buying department that consolidates the buying power of independent wholesalers and retailers in order to secure highly competitive prices that are of direct benefit to both its members and the end consumer.

This is a fine example of Enterprise Development, long before it had been contemplated as an option for stimulating transformation in the South African economy. Today Shield has over 500 active trading members, of which over half are from previously disadvantaged communities. Mr Baboo Abdulla, who is the owner of a highly competitive and successful retail chain which comprises 39 stores nationwide, provides a good example of the scale that can be achieved by independent traders that are in partnership with Shield.

Case study 3

Customer guarantees support peace of mind shopping

Game recognises that the purchasing decision is often a stressful process. Game therefore aspires to offer its customers complete peace of mind whenever the customer purchases a product in a Game store. This philosophy is based on Game's understanding that stress is induced by three types of customer uncertainty; What if I can get the product cheaper elsewhere? What if the product doesn't work properly? What if I change my mind?

To help their customers overcome this uncertainty Game makes three promises to their customers:

Service guarantee: "It's not working? – We guarantee complete after-sales service satisfaction."
Price guarantee: "Found it cheaper? – Tell us and we will beat that price."
Satisfaction guarantee: "Changed your mind? – We will exchange your purchase or refund you."



Overview

Massmart procured close to R26 billion worth of merchandise for resale from suppliers during the past year. In this context, we apply every effort to first procure merchandise from South African manufacturers in so far as they satisfy our customer expectations of style, quality and price.

Within the structure of the Group, the responsibility and authority for all procurement decisions resides with the divisions or chains, within approved budgets and strategies. However, most trading contracts are negotiated and administered at a group level.

Massmart's procurement function is one of the key drivers of our sustainability and profitability as a business. Massmart therefore relies on highly competent buyers who collaborate closely with our suppliers with the objective of entering into sound and mutually beneficial commercial relationships.

While there will always be commercial tension in these relationships, we recognise that our local and international suppliers are partners in our drive to offer customers safe, high quality and competitively priced merchandise. Our trading relationships with suppliers are codified in the Massmart Trading Agreement that requires each supplier to warrant that they comply with prescribed legislative, product safety and quality, ethical trading and human rights standards.

We also track the manufacturing practices of selected suppliers through environmental surveys and good manufacturing practices audits.

Our supplier relationship building practices are extensive and include conducting Supplier Perceptions surveys, providing confidential access to the Massmart Ethics Line and inviting suppliers to participate in our group-wide merchandise forums.

2007 objectives

- Improve the sharing of sales and forecast information and the integration of electronic transactions with suppliers.
- Increase the intensity and frequency of high level group interactions with strategic suppliers through the Group's trading forums.
- Extend the coverage of Massmart's supplier perceptions survey.

Additional scorecard information

Group merchandise procurement profile

Strategic supplier category	Number of suppliers	Estimated procurement spend
FY 2006		
Category 1	123	R12.4 billion
Category 2	188	R4.4 billion
Category 3	4 361	R7.9 billion
Direct imports	402	R1.1 billion
Grand total	**5 074**	**R25.8 billion**
FY 2005		
Category 1	115	R10.8 billion
Category 2	176	R3.4 billion
Category 3	3 903	R6.9 billion
Direct imports	341	R1.3 billion
Grand total	**4 535**	**R22.4 billion**



Case study 1

Supplier trading warranties

The Massmart Trading Agreement requires suppliers to warrant that:

- they comply with VAT registration and other legislative and administrative requirements;
- they observe applicable laws related to the manufacture and distribution of their goods;
- they ensure that the goods they supply bear authentic country of origin markings;
- their products are not manufactured using child labour or other exploitative labour practices that are considered an abuse of basic human rights in South Africa;
- their foodstuffs, cosmetics or disinfectants (where applicable) are not "prohibited goods" in terms of the Foodstuffs, Cosmetics and Disinfectants Act, 1972; and
- their electronic goods (where applicable) comply with the latest SABS requirements and standards.

The Massmart Trading Agreement also commits suppliers to provide independent verification of their Broad-based Black Economic Empowerment (BBBEE) status.

Case study 2

Product safety update

Private label food safety

Food Consulting Services (FCS), an internationally accredited food safety and quality consulting laboratory, continues to ensure the safety and quality of Massmart's private label and confined label food products. In the 2006 year FCS conducted over 2 500 product tests on Massmart's private and confined label products. They also performed 17 Good Manufacturing Practices (GMP) audits of supplier manufacturing processes, on behalf of Massmart.

Lead-free painted toys

The Department of Health discovered that certain painted toys sold in some retail chains had high lead toxicity levels. No toy products sold by Massmart's chains were impacted. However, in the interests of ongoing product safety, all toy suppliers were required to provide the Group with written assurance that their products were in full compliance with all relevant health and safety legislation.

Energade

Bromor Foods removed a batch of their Energade drink from retailers' shelves during March, 2006. This occurred after a pregnant woman drank a contaminated energy drink bought in a Johannesburg supermarket. Massmart's chains responded rapidly to the incident, removing all potentially affected Energade drinks from sale. A subsequent assessment, conducted by Bromor Foods, found no evidence of contamination of Energade's product in Massmart's stores.

Avian Flu

The Department of Health and the Department of Agriculture have announced that South Africa is free of the H5N1 "bird flu virus". Furthermore bi-annual studies of domestic and commercial chickens and ostriches are conducted to facilitate detection of the disease in the local poultry industry. In February 2006, the World Health Organisation (WHO) confirmed that humans are not at risk of acquiring H5N1 through poultry products that are safely handled and properly cooked.

Notwithstanding these facts, Massmart continues to collaborate with the Consumer Goods Council of South Africa's Food Safety Initiative and the major chicken suppliers in order to track the spread of the disease and to prepare contingency plans in the event of an outbreak in South Africa.



Overview

Massmart's overarching CSI objective is to contribute to the country's social development agenda and to nurture a reputation amongst stakeholders as a responsible organisation that is playing a meaningful role in assisting previously disadvantaged South Africans.

As a basic minimum, trading entities are required to spend 1% of after-tax profits on educationally focused CSI initiatives that benefit the poorest of the poor. In the year ended June 2006 the Group exceeded this guideline investing 1.6% of pat in CSI activities.

Specific CSI initiatives are selected by the trading entities in accordance with CSI Best Practices defined by Massmart Holdings.

The CSI educational initiatives supported during the financial year ended June 2006 were varied and included providing disadvantaged learners with school uniforms and stationery, participating in school refurbishment activities, grant-making to educationally focused non-profit organisations and launching an Excellence in Education Awards programme in collaboration with the Gauteng Department of Education.

In addition to the Group's education focus Massmart Holdings also provides financial assistance to causes that are able to add direct value to our operational activities. In most instances this financial assistance is reciprocated by the exchange of information or services that are of direct benefit to the Group.

During the year ended June 2006 this involved making financial contributions to The Free Market Foundation, Business Against Crime and the WWF. Massmart does not make contributions to political parties and/or causes.

2007 objectives

- Facilitate the practical implementation of Massmart's staff volunteerism policy in the operating divisions.
- Commission an independent review of the effectiveness of the Group's CSI focus, placing particular attention on the value of the educational initiatives that are being supported.

Additional scorecard information

Key beneficiaries of educational support for the year ended June 2006
Rally to Read Tools to Teach Ebokodweni School Joshua Youth Development Programme Sports Trust Tomorrow Trust Vula College Buffelshoek Schools Trust Starfish Foundation Kgosi Neighbourhood Foundation Ekuthuleni Day Centre JFPM Entrepreneurs Development Project Twilight Children's Shelter Diepsloot Combined School Alexandra High School Eqinisweni High School Ivory Park Secondary School Kliptown Secondary School Kwabhekilanga High School Lethulwazi Comprehensive School Prudens Secondary School Realogile High School Tembisa Secondary School Thetha Secondary School Thuto-Lesedi Secondary School Umqhele High School
Key beneficiaries of non-education related support for the year ended June 2006 Business Against Crime Free Market Foundation WWF
The above listed causes represent a sample of the type of organisations that received CSI support from the Massmart Group during the period ending June 2006. The smallest contribution, in respect of the organisations listed of R15 000, was made to WWF whilst the remainder of the organisations received contributions of R20 000 or more. The biggest contribution of R477 000 was made to Rally to Read.



Case study 1
Makro's partnership with the Gauteng Department of Education

From Massmart CSI Best Practice *"A key emphasis is on ensuring that CSI initiatives align intelligently to Government policy."*

Recognising the value to be derived from partnering closely with the public sector, Makro designed and launched its Excellence in Education Award programme in close collaboration with the Gauteng Department of Education's (GDE) Policy Planning Unit. The programme involves awarding Makro stationery and sports equipment vouchers, with a face value of R20 000.00, to schools that have achieved excellence in difficult circumstances.

The GDE plays a pivotal role in the programme by defining the criteria for judging schools, selecting qualifying schools and also by ensuring that the vouchers are used to achieve optimal impact in the winning schools. Coinciding with National Youth Day celebrations, the programme recognised the achievements of 12 schools, each of which received a R20 000.00 Excellence in Education Voucher. A typical recipient of the award was the Eqinisweni Secondary School which improved its grade 12 pass rate from 56% in 1999 to 100% in 2005.

Case study 2
Staff volunteerism at Massdiscounters

From Massmart CSI Best Practice *"The organisation focuses on facilitating the creation of a powerful culture of volunteerism amongst employees."*

Recognising the positive contribution that employees can make in their own communities, Massdiscounters has ensured that employee volunteerism occupies a central role in their approach to CSI. Their S.M.I.L.E. programme, which is an acronym for "serving mankind inspires love everywhere", has been designed to encourage and recognise employee volunteerism in the community. The programme enables employees to apply, individually or as a team, for one of ten monthly product-based grants in support of a voluntary community intervention identified by themselves.

Grants, which are valued at R5 000.00 each, comprise products that have been requested by the employee volunteer. Successful applicants also receive one day's additional leave to work in the community on their CSI project. An annual S.M.I.L.E. Champion Award is presented to the individual or team that performs best on the programme. To date 38 employees have participated in the programme. Projects have ranged from community feeding schemes, old age homes, hospice, crèches, community employment, homes for the disabled and HIV/Aids education, to teaching sport to disadvantaged children.

Case study 3
Builders Warehouse partnership with "Men on the Side of the Road"

From Massmart CSI Best Practice *"The organisation views CSI activities as offering opportunities to complement its core business activities; a conscious attempt is made to establish synergies between CSI initiatives and business priorities."*

Recognising the opportunity to build relationships with its customers by providing improved in-store service and by facilitating access to trained handymen, Builders Warehouse funds a skills development initiative that involves Men on the Side of the Road and three technical training colleges. The intervention provides Builders Warehouse with the option of supplying its contractor customer base with skilled workmen, or of employing the workmen as skilled and experienced customer advisors.

"Men on the Side of the Road" is an initiative that works to improve the job accessibility and quality of life of roadside work seekers. Builders Warehouse has entered into a partnership with this organisation in terms of which they source suitable candidates to attend Builders Warehouse funded training programmes at technical training colleges in Alexandra, Atteridgeville and Soweto. A total of 24 men and women have benefited from this CSI intervention since its launch in September 2005.



Overview

Massmart recognises that sound environmental management is an essential element of good sustainability practice. We are committed to ensuring that our operations comply in all respects with the provisions of national, provincial and local environmental legislation and regulations.

Responsibility for tracking environmental compliance lies primarily with risk managers in each of Massmart's operating divisions. Their responsibilities include tracking compliance with environmental practices such as the transportation and handling of dangerous chemicals, disposal of waste water and hazardous waste and store recycling performance.

The risk managers activities are supplemented by those of store planning professionals who focus on issues such as the energy efficiency of stores, specification of environmentally friendly refrigeration units and air conditioning plants and ensuring that proper Environmental Impact Assessments are undertaken for store development projects.

We are also mindful that we play a pivotal role in the supply chain, the environmental impacts of which extend beyond our operations. Historically, we have relied on the conditions in the Massmart Trading Terms Agreement to commit suppliers to good environmental practice.

Recently, however, the decision was taken to verify the extent of supplier environmental commitment by conducting focused surveys of our suppliers environmental practices. The first of these examined the environmental practices of our seafood suppliers.

Finally, we have noted global retail environmental trends that include placing increased emphasis on practices such as building eco-efficient stores, improving product labelling standards and reducing packaging waste in the supply chain. We have concluded that we need to improve our understanding of these trends and have initiated a process to do this.

2007 objectives

- Appoint an environmental consultant with retail expertise as an environmental advisor to Massmart.
- Conduct a critical review of the scope of Massmart's current environmental agenda and commitment.
- Extend the scope of the supplier environmental review process to include our top 40 food suppliers.
- Continue the rollout of identified energy saving initiatives and recycling opportunities.

Additional scorecard information

Proposed supplier environmental survey

Given the decision to extend the scope of our review of supplier environmental practices the following are key environmental focus areas that we propose examining. We are open to modifying or adding to these questions based upon the feedback of readers of this report, who can send their input to sustainability@massmart.co.za.

- Does your company have a board-approved environmental management policy?
- What are the key environmental concerns facing your industry?
- How has your company responded to these concerns?
- What environmental KPIs does your company monitor?
- Does your company have formalised environmental management systems based on ISO14001, or similar standards?
- Is your company fully compliant with Safety, Health and Environmental (SHE) legislation and permit requirements?
- Has your company had any material incidents, fines or other sanctions relating to non-compliance to environmental laws, regulations and permits during the past 12 months?
- Does your company have programmes in place to improve environmental disclosure on product labelling?
- Does your company have programmes in place to reduce/eliminate end-product packaging waste?
- Does your company have programmes in place to reduce water consumption in the production process?
- Is hazardous waste disposed of by registered waste contractors, at licensed hazardous waste sites?
- Has your company received any awards or independent recognition for its environmental practices?
- What opportunities exist for your company to partner with Massmart on environmental initiatives?



Case study 1

Identifying the environmental impacts of the products that we sell

Massmart's commitment to environmental sustainability includes encouraging our suppliers to be sensitive to the impact that their activities have on the natural environment. Given the stress placed on the marine environment, this is particularly important in the case of our seafood suppliers.

Massmart therefore conducted a survey of the fishing and aquaculture practices of our fish and shellfish suppliers. The results of the survey were generally positive, with the following selected highlights: Massmart chains do not stock any fish listed on the WWF's "No Sale Species" list. We only stock dolphin-friendly tuna – primarily skipjack tuna, and I&J Limited and Oceana Brands were the two suppliers that stood out in terms of the comprehensiveness of the information they supplied.

Case study 2

Responding to the energy crisis in the Western Cape

As part of its efforts to overcome capacity constraints in the Western Cape, Eskom has developed an ncentive scheme to encourage its customers to utilise their back-up generators. The objective of this initiative is to assist in reducing the amount of power drawn from the national grid during peak demand periods.

The Makro stores in Ottery and Milnerton are participants in this scheme. They are required to generate four mandatory hours of electricity per day and are paid R1 600 for each megawatt hour of electricity that is generated.

Case study 3

Improving our environmental understanding of the products that we sell

If Massmart is to encourage suppliers to be sensitive to the environmental impacts of their operations then we realise that we need to develop an improved understanding of environmental issues relevant to their operations. We have therefore started the process of educating ourselves about the environmental issues faced by our suppliers. The following is an abbreviated extract of a report prepared for Massmart by a marine scientist:

South African pelagic species (ie midwater species) occur inshore, primarily along the Western Cape's west and south coasts (anchovy and pilchard) and the Eastern Cape coast (pilchard). Pilchard and anchovy occupy similar ecological niches and tend to be in dynamic equilibrium. The past few years have seen record catches, far exceeding those estimated by population estimate models.

There seems to be consensus amongst modellers, academics and fisheries management consultants that the South African pelagic fishery is well managed and stable. Short-term declines in yield, as experienced by Oceana in the year ended September 2005, are considered to be seasonal fluctuations in population size and distribution.



Global Reporting Initiative (GRI) content index to sustainability report

na: not applicable
nr: not reported

Corporate Governance



Corporate Governance

We will always ensure that we act in good faith, with care, diligence and skill in the way that we manage our business.

Codes and regulations

Our Group is committed to complying with all legislation, regulations and best practices relevant to the business.

For the period under review, the Board confirms that the Group complied with almost every aspect of the Code of Corporate Practices and Conduct as set out in the King II Report on Corporate Governance. An index illustrating the Group's compliance to this code can be found on pages 107 and 108.

The Board

The Board of Massmart is responsible for directing the Group towards the achievement of the Massmart vision. The Board is ultimately accountable for the development and execution of the Group's strategy, operating performance and financial results, practised within the Group's formal governance authorities. The Board is responsible for its own composition, the appointment of the Chairman and Chief Executive Officer, and the constitution and composition of its committees.

The role of all directors is to bring independent judgement and experience to Board deliberations and decisions. At the financial year-end, the Massmart Board comprised four executive directors and nine non-executive directors, all of whom are independent of Massmart and its shareholders.

Chris Seabrooke is Chairman of the Board and Mark Lamberti is Deputy Chairman and Chief Executive Officer. Brief biographical details of each Board member are reported on pages 10 to 11.

All directors retire by rotation every three years. Unless requested to serve a further term by the Board, retiring directors are not proposed for re-election by the shareholders. In addition, shareholders must ratify the initial appointment of each director at the first annual general meeting of shareholders following that director's appointment.

Board process and evaluation

The Board meets five times a year and also on an ad hoc basis should a particular issue demand its attention. The Board's authority is devolved sequentially through the Massmart Executive Committee, the Divisional Boards and the Divisional Executive Committees as prescribed by the Massmart Governance Authorities. In addition, the Board has delegated certain specific responsibilities to Board Committees, as described more fully below.

Directors' attendance at Board meetings:

	Aug 2005	Nov 2005	Feb 2006	May 2006
CS Seabrooke	√	√	√	√
MJ Lamberti	√	√	√	√
MD Brand	√	√	√	√
ZL Combi	√	√	√	√
GRC Hayward	√	√	√	√
J Hodkinson	√	√	√	x
P Langeni	√	√	√	√
IN Matthews	√	√	√	√
P Maw	√	√	√	√
DNM Mokhobo	x	√	√	x
S Nothnagel	√	√	√	√
GM Pattison	√	√	√	√
MJ Rubin	√	√	x	√

The Board works to a formal agenda that covers strategy, structure, operating performance, growth initiatives and other key activities of the Group. To do so effectively, formal documents and minutes of all Board Committees are included in the Board papers.

Directors are encouraged to take independent advice, at Company cost, in the proper execution of their duties and responsibilities. They have direct, unfettered access to the external auditors, professional advisers and to the advice and services of the Company Secretary.

The Nomination and Remuneration Committee facilitates a comprehensive annual formal performance evaluation of the Chief Executive Officer (CEO), comprising a self-evaluation; an evaluation of the CEO by every non-executive director by way of a questionnaire which includes open-ended comments; and an appraisal of the CEO by each of his direct reports using a different questionnaire. The Chairman provides the summary and feedback of the above to the CEO, and he is encouraged to probe and debate any aspect of the evaluation with the full Board.

In addition, all Board members complete a detailed Board self-assessment each year, probing the composition, duties, responsibilities, process and effectiveness of the Board. All Board Committee members complete a detailed self-assessment probing the composition, duties, responsibilities, process and effectiveness of their committees.



Finally, all Board members formally assess the Chairman's performance and the Chief Executive Officer provides the feedback.

These assessments are approached in a constructive manner and provide valuable input that is used to enhance the effectiveness of the Board and its committees.

Board committees

Audit Committee

The Audit Committee comprises Messrs Nigel Matthews (Chairman), Chris Seabrooke and Peter Maw. When necessary, the Chief Executive Officer, the Chief Financial Officer, senior financial executives of the Group and representatives from the external and internal auditors attend Committee meetings by invitation.

The Audit Committee is responsible for reviewing and reporting that:

- Adequate books and records are maintained;
- Appropriate accounting policies have been adopted and consistently applied;
- Robust internal control systems, designed in response to identified key business and control risks, are in place and have been effective throughout the period;
- There has been compliance with the King II Report;
- The going-concern assertion remains appropriate; and
- The financial statements give a true and fair view, consistent with information known to the Committee, which makes a recommendation that the Board considers adopting the interim and final financial statements.

The Committee reviews the scope, as well as the independence and objectivity, of the external auditors. The nature and extent of non-audit services provided by the external auditors is reviewed annually to ensure that fees for such services do not become so significant as to call into question their independence of Massmart. The Committee has adopted a guideline that fees paid to the Group auditors for non-audit services (excluding due diligence investigations) should not exceed the level of audit fees charged to the Group. If it appears that this guideline will be breached on a consistent basis, non-audit services will be outsourced to third party auditors.

The Audit Committee recommends the appointment of the external auditors for Board and shareholder approval. During the financial year, Deloitte & Touche were the external auditors for all Group companies, with the exception of Trident, De La Rey and Servistar.

During the year, Deloitte & Touche provided certain non-audit services, including tax reviews and advice, and reviews of information technology systems and applications.

The Committee reviews the scope and coverage of the Internal Audit department, and has approved that department's coverage and work plan for the forthcoming year.

The internal and external auditors have unfettered access to the Audit Committee and both present formal reports to the meetings.

The Audit Committee met three times during the year and members of the Committee also met with the head of Internal Audit and the external auditors.

Attendance at Audit Committee meetings:

	Aug 2005	Feb 2006	May 2006
IN Matthews	√	√	√
CS Seabrooke	√	√	√
P Maw	√	√	√

Nomination and Remuneration Committee

The Nomination and Remuneration Committee, comprising Messrs Chris Seabrooke (Chairman), Nigel Matthews and Ms Dawn Mokhobo, and Mark Lamberti who attends by invitation, is responsible for the Group's remuneration policy and the short-term and long-term incentive policies for directors, executives, management and staff. It considers and approves the remuneration and incentives for directors and executive management, and requests the trustees of the Massmart employee share incentive scheme to award shares granted in terms of the policy and rules of the scheme.

The Committee is responsible for the recruitment and nomination of new non-executive directors and for ensuring that succession plans are in place for the Chief Executive, the executive directors and divisional heads.

The Nomination and Remuneration Committee met four times during the year.

Attendance at Nomination and Remuneration Committee meetings:

	May 2005	Nov 2005	Feb 2006	May 2006
CS Seabrooke	√	√	√	√
IN Matthews	√	√	√	√
DNM Mokhobo	√	x	√	√



Risk Committee

The Risk Committee comprises Messrs Nigel Matthews (Chairman), Dods Brand, Peter Maw, Guy Hayward, Fanus Nothnagel, Grant Pattison and Norman Gray (Head of Massmart Internal Audit). Nigel Matthews chairs both the Risk and Audit Committees to ensure the appropriate exchange of key issues between the two committees. In order to facilitate the effective operation of the Committee to assess risk at all levels in the Group, the Committee is not exclusively comprised of non-executive directors.

The Board considers risk management to be a key business discipline designed to balance risk and reward and to protect the Group against risks and uncertainties that could threaten the achievement of our business objectives. The Risk Committee is responsible to the Board to oversee the Group's risk management programme. The day-to-day responsibility for risk management, including maintaining an appropriate loss prevention and internal control framework, remains with the executives of the Group and of each Chain.

The Risk Committee met once during the year and all members were in attendance. In addition, in February each year an interim report is prepared by the executives on the Committee and is circulated to the Committee. This report comments on the status of the risks identified in the current Group Risk Register, notes any risk incidents that may have occurred since the previous Committee meeting and comments on the general risk environment.

The Committee's primary role is one of oversight and therefore it reviews and assesses the dynamic interventions, within the Group's available resources and skills, required in response to business-specific, industry-wide and general risks. The Committee tables a Group risk register, aggregated from those prepared by the Chains and the Group Executive Committee, to the Board annually in August. This register summarises the major risks facing the Group, taking into account the likelihood of occurrence and the potential impact.

The ten major risks facing the Group, not ranked in priority, are shown in the table below.

RISK	RESPONSE
Talent retention and succession	
This covers four broad issues: the national scarcity of retail-specific skills; the challenge to develop sufficient internal business and leadership skills to ensure our longer-term competitiveness; a possible overdependence on key leaders in the Group; and the need for an actively managed succession pipeline.	The Group considers this a major area of focus and deals with it on several levels. The Executive Committee actively monitors and manages the mentoring, progress, development and likely succession plans for the "Top 200" employees, as well as monitoring a further 200 employees. In addition, there are in-house education programmes prepared and presented in conjunction with GIBS and Babson Retail that focus on developing our senior, middle and junior executives. Annual career reviews are held with each executive in the Group, which are attended by that person's superior and a third person – either the Group Organisation Executive or HR person in that Chain.
Another major store fire	
In the last 12 years Makro has had three stores totally destroyed by fire. The most recent fire, in May 2004, caused by a subcontractor working on the roof, occurred despite significant and costly fire detection and prevention measures implemented following the previous Makro fire in 2001. Depending upon the cause of any future potential fire, it is unlikely that Makro, and possibly the Group, would be able to secure adequate catastrophe insurance cover or, alternatively, may secure adequate insurance cover but at a significant premium.	Makro and the rest of the Group work closely with external risk assessors, insurance brokers and our major insurers in order to ensure that our stores have the highest possible level of fire detection and prevention.
Information technology	
With millions of transactions daily, the Group is dependent upon reliable, secure, effective and efficient IT systems, including data and information. Major IT implementations or initiatives can distract management, be costly, destabilise the current IT platform and/or perform sub-optimally post implementation. Finally, at a strategic level, there exists the potential for misalignment between business strategy and the IT capability, which can result in reduced operational effectiveness.	All the Group's IT development, for both hardware and software, must be specifically approved and then monitored by the Group's Technology, Information and Processes (TIP) forum, representing all the Chains' IT executives, Massmart Internal Audit and, where appropriate, external service providers. Chain Boards must sign off all IT developments. Massmart Internal Audit has significant IT expertise and independently assesses all IT developments and is part of the "go-live" decision on any project. External auditors review the IT general control environment in the major Chains on an agreed rotation basis.

RISK	RESPONSE
Integration of acquisitions	
In the 2005 financial year, Massmart acquired three significant businesses. In the absence of compensating controls and interventions, acquisitions raise the level of organisational risk. In addition, there is the need to ensure that the new businesses are readily integrated into the Group. This must occur without harming the acquired businesses' strategies, management and organisational culture. In addition, this integration will necessarily occupy significant time and focus from the relevant Group and Chain executives in order to ensure the appropriate levels of growth and profitability over the longer term.	All acquisitions must meet Massmart's strategic criteria. This ensures that, once acquired, sustainable value-enhancing activities should more readily flow between Massmart and the acquired businesses. Group executives, assisted by Massmart Internal Audit, perform detailed due diligence investigations, including thorough discussions with local executives. Integration does not necessarily mean that IT platforms or common business functions must be combined – this is only done if it provides a longer-term benefit to the acquired business.
HIV/Aids	
This refers to the impact of the virus on Massmart and its broader community. Outside of the terrible human tragedy, potential business impacts include higher levels of employee deaths, reduced available skills, lower productivity and higher absenteeism, and higher direct and indirect costs of employment.	Over the last three years, HIV prevalence has been measured in all the Chains by an external agency. The recent acquisitions have not yet been tested. The Group's estimated infection rate, using statistical methods, is 6.9% amongst permanent employees and 12% amongst temporary employees. All the Chains are at various stages of rolling out Aids support initiatives and offering voluntary counselling and testing programmes. Massmart has also implemented a comprehensive HIV/Aids Awareness and Treatment Programme which incudes the provision of free Anti-retrovirals to all permanent staff and their spouses.
Slowing or low growth markets	
There is the possibility of unnecessarily increasing the Group's market shares in potentially low or no-growth South African markets and/or the rate of market growth slowing dramatically in the Group's major categories. Both of these potential scenarios would have adverse financial consequences over the longer term.	Massmart is careful to monitor and measure our own sales growth, per Chain, and our growth relative to the market, i.e. market share movements. The Group reviews new product categories and businesses within strict strategic criteria, and only considers expansion in those markets that offer good growth opportunities. All store opening decisions are approved at Group level after being financially assessed against a 10-year view of the socio-demographics of that particular market (this view is provided by external researchers).
Volatility in exchange rates, local interest or inflation rates	
This concern focuses on two potential impacts, the first being the financial impact on the business's trading and the second being the possible adverse effect on consumer expenditure. With approximately 30% of all merchandise sales being imported, directly and indirectly, any sudden changes in the exchange rate will affect inventory valuation, although there may be a lag where the Group has entered into forward exchange contracts on its own direct imports to combat this eventuality. Furthermore, foreign currency fluctuations in those African countries where Game operates stores can also affect the level of sales and earnings reported by those stores in South African currency, as well as causing a potentially adverse balance sheet translation difference.	All direct foreign exchange trading liabilities are covered forward, resulting in certainty about the expected landed cost of merchandise and also providing a four to six-month buffer against changing the cost of imported inventory should there be any sudden deterioration in the exchange rate. The value of inventory in the supply chain between manufacturer and retailer has also been actively managed lower by all industry participants. This reduces the extent of any imported inventory that is over- or undervalued following a sudden change in the exchange rate. Interest rates on the Group's medium-term debt is fixed to provide certainty as to the future cost of this funding, and this will keep the Group immune to any adverse increases in corporate borrowing rates.



RISK	RESPONSE
Volatility in exchange rates, local interest or inflation rates (continued)	
Increases in interest rates will make South African corporate funding more expensive, with an adverse impact on profitability. Higher inflation rates may affect Group profitability where these cost increases cannot be controlled or additional productivity associated with those is not forthcoming. Lower inflation rates may make long-term property leases, with higher fixed escalation rates, appear expensive and potentially affect profitability. South African consumer behaviour appears to be more affected by sudden changes in economic variables, including exchange rates and local interest and inflation rates, than by gradual changes in these variables. It follows that a sudden deterioration in one or several of these economic variables may dampen levels of consumer expenditure, thereby reducing sales growth and potentially Chain or Group profitability too.	Where possible, property lease escalation rates are negotiated as low as possible, taking market conditions into account, and certain older property leases have been renegotiated to be inflation-linked, within a cap (maximum rate) and collar (minimum rate). Salary and wage increases are negotiated in the context of the current South African socio-economic environment, and where a negotiated increase may be higher than is suitable, productivity measures may be introduced to reduce the net cost of the higher wages.
Insufficient progress with transformation	
There is the possibility of adverse or undue reputational exposure due to the Chains or the Group not fulfilling, or underdelivering on, BEE requirements. In the broader national context, inadequate transformation at all levels by us or other South African businesses will curb the country's longer-term growth potential and maintain the current unacceptable and unsustainable levels of social and economic inequality. This issue specifically includes insufficient black representation at Group and Chain executive level.	The Board-approved BEE strategy, dated February 2004 and covering all the elements of the Code of Good Practice, has been effectively implemented group-wide and we believe that much progress has been achieved in little time. A BEE share issue amounting to 10% of the pre-dilution shares of Massmart was announced in May 2006 and is effective 1 October 2006. All permanent Massmart employees, not already participants in the current share trust, are beneficiaries. The rights awarded to general staff have voting and dividend rights.
Fraud, security and crime	
There is the risk of human, financial and reputational exposure through high levels of inventory shrinkage, armed robberies for cash or merchandise, and losses from fraud, both internal and external. The rate of armed and violent incidents of crime has increased to unacceptable levels. Unchecked, this can adversely affect employees, customers, the business and the overall business environment.	The Group is continually improving its procedures and controls to ensure that the risk of potential losses or injury through criminal incidents is minimised. Massmart is also an active participant in the Business Against Crime/ECR forum that shares information on all incidents of crime across the major retail chains. There is a whistle-blowing facility, Tipoffs Anonymous, through which employees, customers or suppliers can report unethical or dishonest acts. Staff fraud is dealt with severely.
Game stores in Africa	
Game has nine stores in sub-Saharan Africa, and another three to be opened in the next year. The level of complexity unavoidably increases with the greater distances involved, the associated communication and logistical challenges and the multiple regulatory environments. There is also the increased exposure to foreign currencies and the related potential volatility of Rand-reported sales and earnings. There is the small and unpredictable risk that a store's earnings, assets and/or inventory may be seized or prevented from being accessed by Massmart.	A thorough country pre-evaluation, which must include transparent foreign exchange repatriation, before agreeing to enter each country. There is a dedicated team, led by a senior executive, responsible for all Game's African stores. The risk diversifies slightly with multiple African stores.



Sustainability Committee

The Sustainability Committee comprises Messrs KK Combi (Chairman), Dods Brand, Michael Rubin, Grant Pattison and Brian Leroni (Group Corporate Affairs Executive), and Mmes Phumzile Langeni, Dawn Mokhobo.

The role of the Committee is to assist the Group to discharge its business sustainability responsibility with respect to the implementation of practices that are consistent with good corporate citizenship.

Executive Committee

The Massmart Executive Committee is the most senior executive decision-making body in the Group. The Committee is chaired by the Chief Executive Officer (Mark Lamberti) and comprises the Chief Financial Officer (Guy Hayward), the Chief Executive Officer Designate (Grant Pattison), the Chief Operating Officer (Fanus Nothnagel), the Deputy Chief Financial Officer (Aubrey Cimring), the Group Organisational Executive (Steve Glendinning) and the four Divisional Chief Executives (Robin Wright, Richard Potash, Joe Owens and Kevin Vyvyan-Day).

The Committee deliberates, takes decisions or makes recommendations on all matters of strategy and operations. Within the parameters described by the Board-approved Governance Authorities, the decisions or recommendations are sometimes referred to the Board or its relevant committee for final approval, while in other cases the power to take decisions is delegated to individual subsidiary boards, or subsidiary executive committees.

The Executive Committee has specific responsibility, inter alia, for:

- Monitoring and measuring the structures, trends and performance of markets and competition;
- Strategic planning;
- Defining, configuring, financing and structuring the Group's portfolio of assets;
- Shaping and approving the competitive strategies, operating plans and budgets of the divisions and functional departments;
- Measuring, monitoring and taking proactive corrective action on divisional performance;
- Ensuring adequate risk management, controls and governance throughout the Group; and
- Shaping and approving succession plans and senior executive management appointments.

In many respects, the relationship between the Massmart Board and the Executive Committee is analogous to the Supervisory Board and Management Board relationship found in the European governance model.

Remuneration of directors and executives

Massmart strives for remuneration policies that enable it to recruit, retain and motivate the executive talent needed to achieve superior performance. The Nomination and Remuneration Committee, with periodic advice from external executive remuneration consultants, ensures the provision of executive remuneration packages that are competitive with reference to other major South African retail companies, as well as other companies similar to Massmart in their size, spread and complexity.

The Massmart remuneration policy strives for fixed remuneration at the median of comparable positions, but places particular emphasis on generous annual incentives for high performance for both executive directors and executive management. This policy, communicated to and understood by the Group's executives, codifies a range of performance incentives linked to annual earnings-per-share growth targets for the Group in excess of average CPIX plus 10%, or profit before tax targets for each division, as appropriate. During the year, for the first time, an incentive bonus was instituted for non-financial performance. Starting in 2006 Group and Divisional Executives will be incentivised on the achievement of employment equity targets approved by the Nomination and Remuneration Committee. This incentive will amount to between one and three months' salary in addition to the earnings per share/ profit before tax growth bonuses, less than nine months salary. The Nomination and Remuneration Committee also has the discretion to reward superior individual performance.

In addition, longer-term equity incentive plans ensure the alignment of executive reward with shareholders' interests, in particular the sustained creation of shareholder value. New issues of annual allocations of shares or options are only allowed when Massmart's growth in earnings per share in the prior year exceeds average CPIX plus 10%. The amount allocated is based upon a factor of the executive's total prior year remuneration plus incentive bonus.

With effect from July 2002, only members of the Massmart Executive Committee can elect to receive scheme shares, whilst all other participants receive options.

Non-executive directors receive fees in the top quartile for their role as directors and members and for their roles on Board Committees.

Details of individual directors' remuneration are provided on pages 152 to 156.

Shareholder communication

We strive to provide generous and frequent disclosure to our shareholders, regardless of how hard this may be in periods of difficulty or underperformance.

Massmart reports formally to shareholders twice a year (in February and August) when its half-year and full-year results, together with an Executive Review, are announced and issued to shareholders and the media. On both occasions the Chief Executive Officer, Chief Financial Officer and selected senior management give presentations to institutional investors, analysts and the media.

Early in January and July, shortly after the conclusion of the half-year and full-year trading periods, on release of the annual report and at the Group's annual general meeting in November, Massmart releases trading statements reporting on the Group's year-to-date sales performance.

During the year, apart from closed periods, the Chief Executive Officer, Chief Executive Officer Designate and Chief Financial Officer meet regularly, but never alone, with institutional shareholders and, in addition, are available for meetings with analysts and any existing or prospective Massmart shareholder.



Massmart's website, www.massmart.co.za, provides financial and business information about the Group and includes electronic copies of all recent formal announcements, public statements and presentations made by Massmart.

Share buy-back programme

In the previous financial years, the shareholders in general meeting gave the Group the authority – valid until this year's annual general meeting and subject to the Listings Requirements of the JSE Limited ("the JSE") – to purchase its own shares up to a maximum of 15% of the issued shares, at a price not greater than 10% above the preceding five-day weighted average. Shareholders have been asked to renew this authority at the forthcoming November 2006 annual general meeting.

No shares were repurchased in the year to June 2006. The amount and timing of any future purchases will be determined by the Board and are dependent on prevailing market conditions and other factors. The share trust will acquire shares from time to time to partially mitigate the dilution caused by the Company issuing new shares when options are exercised.

Share dealings

No director, executive or employee may deal, directly or indirectly, in Massmart shares where that person may be aware of unpublished price-sensitive information. There are strict closed periods during which all directors, executives and employees are not allowed to deal in Massmart shares. The periods begin one month prior to the end of each reporting date (these reporting dates being 31 December and 30 June) and end on release of the Group results. A closed period also applies whenever Massmart issues a cautionary announcement.

In addition, all directors, executives and employees are not allowed to deal in Massmart shares in the final hour of trading on the JSE. All share dealings by a director, executive or employee must be authorised by either the Chief Executive Officer or Chief Financial Officer. Any dealings by the Chief Executive Officer are authorised by the Chairman.

Accountability, risk and control

The Board recognises its responsibility to report a balanced and accurate assessment of the Group's financial results and position, its business, operations and prospects. Aspects of how this is achieved are covered in the section below.

Internal control framework

Massmart maintains clear principles and procedures designed to achieve accountability and control across the Group. These are codified in the Governance and Approvals Framework that describes the specific levels of authority and the required approvals necessary for all major decisions at both Group and divisional level. Through this framework, operational and financial responsibility is formally and clearly delegated to the divisional and Chain boards. This is designed to maintain an appropriate control environment within the constraints of Board-approved strategies and budgets, while providing the necessary local autonomy for day-to-day operations.

Audit Committee

The Audit Committee receives regular reports on Group companies' financial performance, internal controls, adherence to accounting policies and areas of significant risk, amongst others. After considering these reports, the Committee formally reports to the Board, twice each year, regarding the overall framework and effectiveness of controls.

Internal Audit

Massmart Internal Audit comprises a dedicated team of 30 staff that, although managed from Massmart Corporate, is deployed group-wide. The responsibilities of Internal Audit are defined and governed by a Charter approved by the Audit Committee and Board. The Head of the Massmart Internal Audit department reports functionally to the Audit Committee, to ensure the department's independence, and reports only administratively to the Chief Financial Officer. Internal Audit has unfettered access to the Board and all information within the Massmart Group. All functions across all operating divisions are subject to review by Internal Audit and all employees are required to cooperate positively. The Internal Audit team comprises appropriately qualified and experienced personnel, including internal audit professionals and managers with retail experience, to ensure the delivery of a relevant and high quality service.

Massmart Internal Audit applies a risk-based audit approach that aligns its audit methodology to the internal and, where applicable, external risks facing Massmart. The annual audit plan, which is pre-approved by the Audit Committee, is determined through a continuous assessment and understanding of risks facing the Group. Where necessary some audit tasks are outsourced to consultants with appropriate skills, for example certain forensic work or highly specialised IT reviews. Internal Audit utilises audit programmes and technologies which are designed and selected after assessing the significant business, strategic and control risks. The results of these programmes provide audit assurance regarding the adequacy and effectiveness of controls. In addition to providing this assurance, Massmart Internal Audit applies its knowledge and understanding to advise local and executive management on best practice processes and controls that could be implemented to improve overall effectiveness and efficiency.

The Internal Audit team, which has the unequivocal support of the Board and the Audit Committee, on a quarterly basis formally reports any material findings and matters of significance to the Divisional Boards and the Audit Committee. The reports highlight whether actual or potential risks to business are being appropriately managed and controlled. Progress in addressing previous unsatisfactory audit findings is monitored until Internal Audit can report the proper resolution of the problem area. In addition, the Head of Internal Audit formally attends all Divisional Board meetings twice per annum and provides an advisory role to both the Risk Committee and the Ethics Committee.

There is significant Internal Audit involvement in Information Technology throughout the Group in order to ensure satisfactory IT governance and assurance. All new major IT systems in the Group require specific Massmart Internal Audit sign off prior to implementation. The Internal Audit role is twofold – to assess the process and controls around large IT projects at significant phases of these projects; and to assess the control environment within existing IT systems and the Group's general computer control environment.



Massmart Internal Audit and External Audit scope and efforts are properly coordinated in order to provide efficient and effective assurance to the Audit Committee.

Risk
The Board assesses the risks in the Group's business environment, with a view to eliminating or reducing them in the context of the Group's strategies and operations.

Litigation and legal
In the normal course of business, Massmart is subject to various legal proceedings, actions and claims. These matters are subject to risks and uncertainties that cannot be reliably predicted. The Board does not believe that there is any material pending or threatened legal action.

Information technology
Protecting Massmart's electronic assets is increasingly complex as networks, systems and electronic data expand and, in some cases, are shared with third parties and business partnerships. Depending on the internet for communication brings additional risk. Ensuring proper system security, data integrity and business continuity is the responsibility of the Board, but is given effect by the Audit Committee, the Risk Committee, the Massmart Technology, Information and Process Forum and Massmart's formally contracted information technology business partners and providers.

Financial risk and appraisal
Financial targets agreed in Group budgets and strategy processes are predicated on assumptions about the future that are uncertain and may prove incorrect or inaccurate. The monitoring and management of this risk is the responsibility of the Executive Committee. Monthly performance is measured and compared to the budget and prior year, and corrective or remedial action taken as appropriate.

Despite extensive financial, accounting and management controls and procedures, including reviews by internal and external auditors, there are risks arising from the Group's cash management and treasury operations, direct and indirect taxation, and employee or third-party fraud or economic crime.

Corporate ethics and compliance
Massmart is committed to achieving the highest standards of ethical behaviour and continued its strong emphasis on promoting awareness of, and compliance with, Massmart's Code of Ethical Practice.

Massmart maintained its close relationship with the Ethics Institute of South Africa and a further three employees attended the Ethics Officers Certification course and two more employees were accredited as ethics officers. Furthermore, the Institute requested that Massmart provide material for an ethics case study that is to be included in a booklet that will be distributed by the United Nations to multinational companies and governments around the world.

The appointment of ethics officers in all chains, including the recently acquired Massbuild division, and the formulation and regular meeting of the Group Ethics Forum have ensured the continued focus on the consistent application of ethics practice and training in the organisation.

The Massmart Ethics Line provides an important indication of the status of the ethics climate in Massmart. The fully independent line, the operation of which is outsourced to Deloitte & Touche, provides employees and suppliers with the opportunity to report perceived cases of unethical practice. All reports received are thoroughly investigated and acted upon under the guidance of the Group Ethics Officer who is accountable, from an ethics perspective, to the Massmart Audit Committee.

For the year under review it was pleasing that the awareness of the Ethics Line improved considerably with total calls for the year 93% higher than the previous year and the increase in calls related to alleged criminal activity increasing 85% on the previous year. All criminal calls were investigated and ten of these led to the termination of the employment of the individuals concerned. In certain cases, an independent forensic auditing company is retained to oversee investigations of crime related calls in order to improve the likelihood of successful criminal conviction in a court of law.

Summary of calls to the Massmart Ethics Line from July 2005 to June 2006

Period	Total calls	Crime related calls	HR related calls	Other calls	Anony-mous calls
July	26	1	5	20	40%
August	39	1	3	35	50%
September	29	6	3	20	67%
October	50	12	12	26	38%
November	47	0	22	25	64%
December	23	4	5	14	55%
January	18	2	7	9	89%
February	24	3	7	14	60%
March	33	3	13	17	50%
April	48	7	13	28	55%
May	45	6	13	26	58%
June	46	3	8	35	82%
Total	**428**	**48**	**111**	**269**	**-**



King II Report (2002) Index for Corporate Governance

The following index represents the Group's compliance with the King II Report. More detail can be found on pages 99 to 106 of this report.

King II reference	Content	Page
2.	**Boards and directors**	
2.1	*The Board*	10
2.1.1	Accountable and responsible for company performance and affairs	99
2.1.2	Unitary board structure of executive and non-executive directors	99
2.1.3	Provide strategic direction, appoint CEO and plan succession	16
2.1.4	Full and effective control over company	99
2.1.5	Ensure compliance to laws, regulations and codes of business practice	99
2.1.6	Define levels of materiality	nr
2.1.7	Unrestricted access to all company information	99
2.1.8	Develop corporate code of conduct	nr
2.1.9	Option of independent professional advice	99
2.1.10	Consider effectiveness due to size, diversity and demographics	68
2.1.11	Identify key risk areas and key performance indicators	101
2.1.12	Identify and monitor non-financial aspects	68
2.1.13	Record facts and assumptions concluding going-concern status	100
2.1.14	Explain effect of proposed special resolutions in notice	177
2.1.15	Encourage shareholders to attend AGM	175
2.1.16	CV of director standing for election or re-election at AGM to accompany notice in annual report	10
2.1.17	Charter of responsibilities disclosed in annual report	99
2.1.18	Balance corporate governance and entrepreneurship	105
2.2	*Board composition*	10
2.2.1	Balance of executive and non-executive directors	15
2.2.2	Procedures for appointments to the Board	99
2.2.3	Programme ensuring staggered rotation for Board continuity	99
2.3	*Chairperson and Chief Executive Officer*	99
2.3.1	Clear division of responsibilities	16, 99
2.3.2	Chairperson preferably independent and non-executive	10
2.3.3	Functions of CEO and Chairperson to be separate	99
2.3.4	Requirements where role of CEO and Chairperson are not separate	na
2.3.5	Board to appraise performance of Chairperson	100
2.3.6	Chairperson to appraise performance of CEO	99
2.4	*Directors*	10
2.4.1	Appropriate balance of power and authority	nr
2.4.2	Quality of non-executive directors	15
2.4.3	Capacity of directors categorised in annual report	10
2.4.4	Shadow directors to be discouraged	nr
2.4.5	Holding non-executive directorships in other companies	10
2.4.6	Formal orientation programme for incoming directors	nr
2.4.7	New directors to receive development and education	nr
2.4.8	"Fit and proper" test for new directors	nr
2.5	*Remuneration*	152
2.5.1	Sufficient for quality required by Board	152
2.5.2	Appoint Remuneration Committee	99
2.5.3	Membership of Remuneration Committee disclosed in annual report and chairperson to attend AGM	100
2.5.4	Full disclosure of director remuneration on individual basis	153
2.5.5	Substantial part of remuneration to be performance-based	152
2.5.6	Shareholders to approve share options granted to non-executive directors	na
2.5.7	Factors to consider when issuing share options	84
2.5.8	Overriding principle of full disclosure by director applies to all share schemes	155
2.5.9	Executive directors' fixed-term contracts should not exceed three years	112
2.5.10	Statement of Remuneration Philosophy in annual report	84
2.5.11	Remuneration Committee to play integral part in succession planning of CEO and Executive Committee	100
2.5.12	Remuneration Committee to determine non-executive director fees and approval to be obtained at AGM	100, 175
2.6	*Board meetings*	99
2.6.1	Meet at least quarterly and disclose in annual report	99
2.6.2	Efficient and timeous briefing of Board	nr
2.6.3	Non-executive directors to have access to management	99
2.6.4	Regular review of effectiveness of internal controls	100
2.6.5	Inclusion of relevant non-financial information	104
2.7	*Board Committees*	100
2.7.1	Assist board	99
2.7.2	Formal delegation of duties and responsibilities to committees	99
2.7.3	To have clear terms of reference, life span, function, reporting process and scope of authority	100
2.7.4	Transparency and full disclosure to the board	100
2.7.5	Minimum requirement: Audit and Remuneration committees	100
2.7.6	Non-executive directors to play important role	100
2.7.7	Preferably chaired by independent non-executive director	100
2.7.8	Free to take independent outside advice	99
2.7.9	Disclose composition, objectives and meetings held in annual report; and chairpersons to attend AGM	100
2.7.10	Subject to regular evaluation by Board	99
2.8	*Board and Director evaluation*	99
2.8.1 and 2.8.2	Board effectiveness to be assessed at least annually	99
2.9	*Dealings and securities*	111
2.9.1 and 2.9.2	Formal policy concerning closed periods of trading	105
2.10	*Company secretary*	110
2.10.1	Pivotal role in corporate governance	nr
2.10.2	Empowered to fulfil duties	nr
2.10.3	Provide guidance to directors with regard to discharge of their duties	99
2.10.4	Induct new directors and assist CEO with annual Board plan	nr
2.10.5	Central source of guidance and advice on ethics and good governance	99
2.10.6	Subject to "fit and proper" test	110



King II Report (2002) Index for Corporate Governance continued

The following index represents the Group's compliance with the King II Report. More detail can be found on pages 99 to 106 of this report.

na: not applicable
nr: not reported







Consolidated Group Annual Financial Statements

Consolidated Group Annual Financial Statements

Approval of the Annual Financial Statements

as at 30 June 2006

The annual financial statements were approved by the Board of directors on 17 October 2006 and signed on its behalf by:



MJ Lamberti
Chief Executive Officer and Deputy Chairman



GRC Hayward
Chief Financial Officer

Company Secretary certificate

I, Aubrey Cimring, the Company Secretary for Massmart Holdings Limited, certify that to the best of my knowledge and belief, all returns required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up to date.



A Cimring
Company Secretary

Annual compliance certificate for issuers with a primary listing on the JSE

I, the undersigned, Guy Robert Charles Hayward, being duly authorised hereto, certify to the JSE Limited ("the JSE") that Massmart Holdings Limited and its directors have, during the twelve months ended 31 December 2005 complied with all Listings Requirements and every disclosure requirement for continued listing on the JSE imposed by the JSE during that period.



GRC Hayward
Duly authorised hereto, for and on behalf of the directors of the Company

Independent auditors' report to the members of Massmart Holdings Limited

We have audited the annual financial statements and Group annual financial statements of Massmart Holdings Limited set out on pages 110 to 174 for the year ended 30 June 2006. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company and the Group at 30 June 2006, and the results of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act in South Africa.



Deloitte & Touche
Registered Auditors

Per B Escott
Partner

17 October 2006

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park Woodlands Drive
Sandton

National Executive: GG Gelink *Chief Executive,* AE Swiegers *Chief Operating Officer,* GM Pinnock *Audit,* DL Kennedy *Tax,* L Geeringh *Consulting,* MG Crisp *Financial Advisory,* L Bam *Strategy,* CR Beukman *Finance,* TJ Brown *Clients & Markets,* SJC Sibisi *Public Sector and Corporate Social Responsibility,* NT Mtoba *Chairman of the Board,* J Rhynes *Deputy Chairman of the Board*

A full list of partners and directors is available on request.



Directors' responsibilities

The directors acknowledge responsibility for the preparation of the annual financial statements, which, in their opinion, fairly present the results and cash flows for the financial year and the state of affairs of Massmart Holdings Limited and its subsidiaries at the end of the financial year.

The external auditors are responsible for reporting on the fair presentation of these financial statements.

The Company and its subsidiaries have maintained adequate accounting records and an effective system of internal controls to ensure the integrity of the underlying information.

Appropriate accounting policies, supported by sound and prudent managerial judgements and estimates, have been consistently applied except for the implementation of the standards listed in the table below, the change in definition for segmental reporting for which comparatives have been restated and Circular 09/2006 Transactions Giving Rise to Adjustments to Revenue/ Purchases, for which comparatives have been restated.

Standards Implemented

IFRS 1	First-time Adoption of IFRS
IFRS 2	Share-based Payment
IFRS 5	Non-current Assets Held For Sale and Discontinued Operations
IAS 1	Presentation of Financial Statements
IAS 2	Inventories
IAS 7	Cash Flow Statements
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	Events after Balance Sheet date
IAS 12	Income Taxes
IAS 14	Segment Reporting
IAS 16	Property, Plant and Equipment
IAS 17	Leases
IAS 18	Revenue
IAS 19	Employee Benefits
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 24	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements
IAS 29	Financial Reporting in Hyperinflationary Economies
IAS 32	Financial Instruments: Disclosure and Presentation
IAS 33	Earnings per Share
IAS 34	Interim Financial Reporting
IAS 37	Provisions, Contingent Liabilities and Contingent Assets
IAS 39	Financial Instruments: Recognition and Measurement
AC501	Accounting for "Secondary Tax on Companies (STC)"
AC502	Substantively Enacted Tax Rates And Tax Laws
AC503	Accounting For Black Economic Empowerment (BEE) Transactions

The Audit Committee of the Board reviews the financial information presented and ensures that there has been adherence to International Financial Reporting Standards. Internal and external auditors of Group companies have unrestricted access to the Committee.

Group financial results

The financial results of the Group are set out in the income statement on page 113, the cash flow statement on page 115 and the statement of changes in equity on page 116. The financial position of the Group is set out in the balance sheet on page 114.

Share capital

The following ordinary shares were in issue during the year under review:

	2006	2005
Opening balance	**199 640 697**	199 190 697
Shares issued	**1 400 000**	450 000
Closing balance	**201 040 697**	199 640 697

Dividend policy

Massmart's dividend policy is to declare and pay an interim and total annual dividend based on a two-times cover, unless circumstances dictate otherwise.

Dividends to shareholders

With regard to the final distribution to shareholders, the directors resolved to distribute to shareholders registered in the books of the Company on 15 September 2006, a final cash dividend of 80 cents (2005: 72 cents) per share, bringing the total dividend for the year to 210 cents (2005: 183 cents) per share.

Directorate and Secretary

The current directorate of the Company is shown on pages 10 and 11.

The Company Secretary is Mr A Cimring CA(SA). His business and postal addresses are the same as those of the Company.

There were no changes in directorship during the year.

In accordance with the provisions of the Company's Articles of Association, Messrs MD Brand, ZL Combi, GRC Hayward, IN Matthews and P Maw retire by rotation at the annual general meeting. Being eligible, Messrs MD Brand, ZL Combi, GRC Hayward, IN Matthews and P Maw offer themselves for re-election.



Interests of directors in the Company's shares

At 30 June 2006, directors owned ordinary shares in the Company, or options over ordinary shares in the Company, directly or indirectly, aggregated as to beneficial and non-beneficial ownership, as follows:

	2006				2005			
	Shares		Options		Shares		Options	
	Beneficial	Non-beneficial	Beneficial	Non-beneficial	Beneficial	Non-beneficial	Beneficial	Non-beneficial
Non-executive directors								
CS Seabrooke	–	**300 000**	–	–	–	200 000	–	–
P Langeni	–	–	–	–	–	–	–	–
JC Hodkinson	**4 000**	–	–	–	4 000	–	–	–
MD Brand	–	–	–	–	–	–	–	–
ZL Combi	–	–	–	–	–	–	–	–
IN Matthews	–	–	–	–	–	–	–	–
P Maw	–	–	–	–	–	–	–	–
DNM Mokhobo	–	–	–	–	–	–	–	–
MJ Rubin	**100 000**	**2 000**	–	–	100 000	2 000	–	–
Executive directors								
MJ Lamberti	–	**5 034 537**	–	–	–	6 587 026	–	–
GRC Hayward	**552 524**	–	**500 000**	–	402 524	–	625 000	–
S Nothnagel	–	–	**944 688**	–	–	–	819 240	–
GM Pattison	**1 185 919**	–	**605 219**	–	435 919	–	605 219	–

At the date of this report, the directors' holdings were as follows:

	Shares		Options	
	Beneficial	Non-beneficial	Beneficial	Non-beneficial
Non-executive directors				
CS Seabrooke	–	400 000	–	–
MD Brand	–	–	–	–
ZL Combi	–	–	–	–
JC Hodkinson	4 000	–	–	–
P Langeni	–	–	–	–
IN Matthews	–	–	–	–
P Maw	–	–	–	–
DNM Mokhobo	–	–	–	–
MJ Rubin	100 000	2 000	–	–
Executive directors				
MJ Lamberti	–	5 034 537	–	–
GRC Hayward	552 524	–	500 000	–
S Nothnagel	–	–	944 688	–
GM Pattison	1 185 919	–	605 219	–

Details of shares issued and options granted by the Company in terms of the rules of the Employee share incentive scheme are dealt with in note 25 on pages 147 and 148.

Director's service contract

At the 2002 annual general meeting, the Company obtained shareholders' approval of a four-year service contract with Mr MJ Lamberti. This was effective from 1 July 2003 and contains the following salient points:

- The duration of the contract is until 30 June 2007.
- There has been no change to his remuneration package as a result of the new contract.
- He has received an upfront allocation of one million shares from the share trust, which will vest over the four-year period of the contract, but he will not be eligible for future annual allocations which would have been usual in terms of the Group's incentive scheme.
- In the event of the Company wishing to terminate his contract early, his payout will be limited to one month for each year of service to the Group or the remaining period of the contract, whichever is the lesser.

Subsidiaries

The following companies are principal subsidiaries of the Company:

CBW Holdings (Pty) Limited	1997/014716/07
De La Rey 1001 Building Materials (Pty) Limited	1994/000266/07
Federated Timbers (Pty) Limited	2004/035206/07
Jumbo Cash & Carry (Pty) Limited	1996/012181/07
Massmart International Holdings Limited (incorporated in Mauritius)	47902 C1/GBL
Massmart Management and Finance Company (Pty) Limited	1992/004084/07
Masstores (Pty) Limited	1991/006805/07
Servistar (Pty) Limited	1984/031897/07
Shield Buying and Distribution (Pty) Limited	1984/011353/07

Details of the Company's interests in material subsidiaries are set out in note 33 on page 157.

Borrowing powers

In terms of the Articles of Association, the Group has unlimited borrowing powers. At 30 June 2006, borrowings were R756.7 million (2005: R670.4 million).

Litigation

There are no current, pending or threatened legal or arbitration proceedings that may have, or have had in the previous 12 months, a material effect on the Group's financial position.

Going concern

The directors are of the opinion that the business will be a going concern in the year ahead. In reaching this opinion, the directors considered the following factors:

- strong positive cash flows from trading;
- no recurring operating losses;
- well-controlled working capital and good quality inventory;
- approved short- and long-term financing, with sufficient additional short-term borrowing capacity if required;
- key executive management is in place;
- there have been no material changes that may effect the Group in any of our customer, product or geographic markets; and
- budgets to June 2007 reflect a continuation of the above positive issues.

Address

The Company's registered office and postal address are shown on the inside back cover of this annual report.

Significant events

The Competition Tribunal/Commission prohibited the pending acquisition of the Moresport sporting speciality group in April 2006, and the parties determined not to appeal the decision.

Subsequent events

Pursuant to the 51% interest acquired in De La Rey in 2005, the parties brought forward the subsequent planned buy-out and the Company acquired the remaining 49%, effective 1 July 2006.

The Company's Broad-based Empowerment Equity issue to all the Massmart Group's qualifying permanent staff, approved by shareholders in July 2006, became effective on 1 October 2006. Details of this BEE transaction were published in the circular issued to shareholders dated 15 June 2006.

No other material facts or circumstances have occurred between 30 June 2006 and the date of this report.

On behalf of the Board

Aubrey Cimring
Company Secretary
17 October 2006



Consolidated Income Statement

for the year ended 30 June 2006

	Notes	2006 Rm	Group 2005 Restated Rm	2005 As previously reported Rm
Continuing operations				
Revenue	5	**30 080.6**	25 517.1	25 764.8
Sales		**29 963.6**	25 381.5	25 632.8
Cost of sales		**(24 650.0)**	(21 202.0)	(21 988.7)
Gross profit		**5 313.6**	4 179.5	3 644.1
Other income	5	**117.0**	135.6	132.0
Depreciation and amortisation		**(202.9)**	(157.5)	(155.9)
Impairment of assets	12	**(5.4)**	–	–
Employment costs		**(2 079.0)**	(1 656.7)	(1 634.0)
Occupancy costs		**(740.5)**	(644.0)	(643.3)
Net operating costs		**(1 074.7)**	(864.6)	(321.7)
Operating profit	6	**1 328.1**	992.3	1 021.2
Finance costs		**(95.9)**	(69.1)	(67.7)
Finance income		**63.7**	48.9	48.5
Net interest paid		**(32.2)**	(20.2)	(19.2)
Profit before taxation		**1 295.9**	972.1	1 002.0
Taxation	7	**(444.6)**	(307.5)	(310.9)
Profit for the year from continuing operations		**851.3**	664.6	691.1
Discontinued operation	3			
Profit/(loss) for the year – Furnex		**3.7**	(82.1)	(82.1)
Loss on disposal of Furnex		**(1.8)**	–	–
Profit for the year		**853.2**	582.5	609.0
Attributable to:				
Equity holders of the parent		**828.5**	580.1	606.8
Minority interest	21	**24.7**	2.4	2.2
		853.2	582.5	609.0
Earnings per share (cents)				
Basic	9	**415.3**	291.5	304.9
Basic EPS from continuing operations		**414.3**	332.8	346.2
Basic EPS from discontinued operation		**1.0**	(41.3)	(41.3)
Diluted basic	9	**404.4**	281.5	294.6
Diluted basic EPS from continuing operations		**403.4**	321.3	334.4
Diluted basic EPS from discontinued operation		**1.0**	(39.8)	(39.8)
Dividend/distribution per share (cents)				
Interim		**130.0**	111.0	111.0
Final		**80.0**	72.0	72.0
Total	8	**210.0**	183.0	183.0
Headline earnings	9	**836.6**	651.9	678.6
Headline EPS (cents)	9	**419.3**	327.6	341.0
Diluted headline EPS (cents)	9	**408.3**	316.4	329.3

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.



Consolidated Balance Sheet

as at 30 June 2006

	Notes	Group 2006 Rm	2005 Restated Rm	2005 As previously reported Rm
Assets				
Non-current assets		**3 034.1**	2 769.6	2 741.7
Property, plant and equipment	10	**944.3**	802.6	918.9
Goodwill	11	**1 196.4**	1 149.9	1 149.9
Other intangibles	12	**102.3**	111.5	–
Investments	13	**190.9**	155.4	159.0
Other financial assets	14	**190.7**	119.7	119.7
Deferred taxation	15	**409.5**	430.5	394.2
Current assets		**6 584.3**	5 363.6	5 347.5
Inventories	16	**3 221.0**	2 677.0	2 658.0
Trade receivables and prepayments	17	**1 770.0**	1 836.9	1 840.6
Taxation		**151.7**	7.8	7.8
Cash and cash equivalents		**1 441.6**	841.9	841.1
Total assets		**9 618.4**	8 133.2	8 089.2
Equity and liabilities				
Capital and reserves		**1 901.8**	1 521.3	1 616.2
Share capital	18	**2.0**	2.0	2.0
Share premium	19	**262.6**	209.4	209.4
Non-distributable reserves	20	**143.4**	122.1	100.0
Retained profit		**1 493.8**	1 187.8	1 304.8
Minority interest	21	**50.6**	37.7	36.5
Total equity		**1 952.4**	1 559.0	1 652.7
Non-current liabilities		**1 133.8**	744.5	741.7
Non-current liabilities:				
– Interest-bearing	22	**519.7**	140.0	139.8
– Interest-free	22	**474.7**	471.0	471.0
Non-current provisions	23	**42.2**	33.4	33.4
Deferred taxation	15	**97.2**	100.1	97.5
Current liabilities		**6 532.2**	5 829.7	5 694.8
Trade and other payables		**5 875.7**	5 001.7	4 872.5
Provisions	24	**5.3**	6.5	6.5
Taxation		**410.9**	287.7	287.0
Current borrowings	22	**175.0**	96.7	96.7
Cash and cash equivalents		**65.3**	437.1	432.1
Total equity and liabilities		**9 618.4**	8 133.2	8 089.2

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.



Consolidated Cash Flow Statement

for the year ended 30 June 2006

	Notes	2006 Rm	2005 Restated Rm	2005 As previously reported Rm
		Group		
Cash flow from operating activities				
Cash flow from trading	34.1	**1 543.6**	1 136.5	1 148.7
Working capital movements	34.2	**260.4**	110.5	97.9
Cash generated from operations		**1 804.0**	1 247.0	1 246.6
Interest received		**63.8**	50.8	50.4
Interest paid		**(96.5)**	(72.8)	(71.4)
Investment income		**34.6**	35.2	35.2
Taxation paid	34.3	**(487.4)**	(337.5)	(334.4)
Dividends received		**3.2**	–	–
Dividends/distribution paid to shareholders		**(402.8)**	(416.4)	(416.4)
Net cash inflow from operating activities		**918.9**	506.3	510.0
Cash flow from investing activities				
Investment to maintain operations	34.4	**(178.5)**	(256.1)	(255.8)
Investment to expand operations	34.5	**(184.1)**	(157.6)	(156.4)
Proceeds on disposal of property, plant and equipment	34.6	**8.3**	5.1	5.1
Investment in businesses/subsidiaries	34.7	**–**	(685.0)	(685.0)
Disposal of subsidiary	34.8	**25.7**	–	–
Loans and other investments		**(130.9)**	(16.9)	(16.9)
Net cash outflow from investing activities		**(459.5)**	(1 110.5)	(1 109.0)
Cash flow from financing activities				
Shares issued (net of costs)		**71.5**	18.8	18.8
Increase/(decrease) in non-current liabilities		**487.0**	(73.5)	(73.5)
(Decrease)/increase in current borrowings		**(34.2)**	2.6	2.6
(Acquisition)/sale of treasury shares		**(18.3)**	29.5	29.5
Net cash inflow/(outflow) from financing activities		**506.0**	(22.6)	(22.6)
Net increase/(decrease) in cash and cash equivalents		**965.4**	(626.8)	(621.6)
Foreign exchange losses taken to statement of changes in equity		**6.1**	5.4	5.4
Cash and cash equivalents at the beginning of the year		**404.8**	1 026.2	1 025.2
Cash and cash equivalents at the end of the year	34.9	**1 376.3**	404.8	409.0

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.



Consolidated Statement of Changes in Equity

for the year ended 30 June 2006

	Group							
	Share capital Rm	Share premium Rm	Non-distributable reserves* Rm	Share-based payment reserve* Rm	Retained profit Rm	Equity attributable to equity holders of the parent Rm	Minority interests Rm	**Total Rm**
Balance as at 30 June 2004	2.0	356.4	101.5	–	969.9	1 429.8	31.7	**1 461.5**
Prior period adjustment **	–	–	1.2	9.0	(90.3)	(80.1)	1.7	**(78.4)**
Balance as at 30 June 2004 restated	2.0	356.4	102.7	9.0	879.6	1 349.7	33.4	**1 383.1**
Profit for the year restated **	–	–	–	–	580.1	580.1	–	**580.1**
Exchange differences and hyperinflation movements	–	–	(0.6)	–	–	(0.6)	–	**(0.6)**
Transfers from/to retained profit arising as a result of:								
– release of deferred taxation on trademarks	–	–	(6.0)	–	6.0	–	–	**–**
– share trust loss	–	–	–	–	(56.8)	(56.8)	–	**(56.8)**
Shares issued (net of costs)	–	18.8	–	–	–	18.8	–	**18.8**
Changes in minority interests	–	–	–	–	–	–	6.7	**6.7**
Income attributable to minorities	–	–	–	–	–	–	2.4	**2.4**
Distribution to minorities	–	–	–	–	–	–	(4.8)	**(4.8)**
Dividends declared (note 8)	–	–	–	–	(221.1)	(221.1)	–	**(221.1)**
Share premium distribution to shareholders	–	(195.3)	–	–	–	(195.3)	–	**(195.3)**
Share-based payment expense	–	–	–	17.0	–	17.0	–	**17.0**
Treasury shares sold	–	29.5	–	–	–	29.5	–	**29.5**
Balance as at 30 June 2005	2.0	209.4	96.1	26.0	1 187.8	1 521.3	37.7	**1 559.0**
Profit for the year	–	–	–	–	828.5	828.5	–	**828.5**
Exchange differences and hyperinflation movements	–	–	9.7	–	0.1	9.8	–	**9.8**
Transfers from/to retained profit arising as a result of:								
– release of deferred taxation on trademarks	–	–	(5.8)	–	5.8	–	–	**–**
– share trust loss	–	–	–	–	(91.9)	(91.9)	–	**(91.9)**
Reduction of deferred tax asset	–	–	–	–	(33.7)	(33.7)	–	**(33.7)**
Shares issued (net of costs)	–	71.5	–	–	–	71.5	–	**71.5**
Changes in minority interests	–	–	–	–	–	–	(0.4)	**(0.4)**
Income attributable to minorities	–	–	–	–	–	–	24.7	**24.7**
Distribution to minorities	–	–	–	–	–	–	(11.4)	**(11.4)**
Dividends declared (note 8)	–	–	–	–	(402.8)	(402.8)	–	**(402.8)**
Share-based payment expense	–	–	–	17.4	–	17.4	–	**17.4**
Treasury shares acquired	–	(18.3)	–	–	–	(18.3)	–	**(18.3)**
Balance as at 30 June 2006	2.0	262.6	100.0	43.4	1 493.8	1 901.8	50.6	**1 952.4**

** These reserves have been combined in the balance sheet as non-distributable reserves.*

*** These amounts have been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.*



1. Accounting policies

Basis of accounting

The financial statements have been prepared on the historical cost basis modified by the restatement of financial instruments to fair value.

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for the first time. The principal accounting policies adopted are set out below.

These policies have been consistently applied except as indicated in note 2 on pages 124 and 125.

Basis of consolidation

The Group annual financial statements incorporate the annual financial statements of the Company and the entities it controls. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. The operating results of the subsidiaries are consolidated from the date on which effective control is transferred to the Group and up to the effective date of disposal.

Separate disclosure is made of minority interests where the Group's investment is less than 100%. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority's interest in the subsidiary's equity are allocated against the interest of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Inter-company transactions and balances, income and expenses have been eliminated on consolidation.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 *Business Combinations* are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 *Non-Current Assets Held for Sale and Discontinued Operations*, which are recognised and measured at fair value less costs to sell.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

Segmental information

The Group is organised into four divisions for operational and management purposes. Massmart reports its primary business segment information on this basis and on a secondary basis by significant geographical region based on location of assets.

Comparative figures

When an accounting policy is altered, comparative figures are restated if required by the applicable accounting statement and where material. Details of these restatements have been included in the relevant notes to the annual financial statements.

Interests in associates

An associate is an enterprise over which the Group has significant influence, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 *Non-Current Assets Held for Sale and Discontinued Operations*. The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments. The carrying amount reflects the Group's share of net assets of the associate and includes any goodwill on acquisition, less any impairment in the value of individual investments.

Any excess of the cost of acquisition over the Group's share of the fair values of the identifiable net assets of the associate at the date of acquisition is recognised



as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any deficiency of the cost of acquisition below the Group's share of the fair values of the identifiable net assets of the associate at the date of acquisition (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition.

Where a Group enterprise transacts with an associate of the Massmart Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition.

Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The Group's policy for goodwill arising on the acquisition of an associate is described under "Interests in associates" above.

Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell.

Property, plant and equipment
Freehold land is shown at cost and is not depreciated. Property, plant and equipment is shown at cost less accumulated depreciation, and reduced by any accumulated impairment losses.

Property cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Group's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Where expenditure incurred on property, plant and equipment will lead to future economic benefits accruing to the Group, these costs are capitalised. Repairs and maintenance are expensed as and when incurred.

Depreciation is charged so as to write off the cost of assets, other than land, over their estimated useful lives, using the straight-line method, on the following bases:

· Buildings	50 years
· Fixtures, fittings, plant, equipment and motor vehicles	4 to 8 years
· Computer equipment	3 to 8 years
· Leasehold improvements	Lease period

Useful life and residual value is reviewed annually and the prospective depreciation is adjusted accordingly.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.



The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in income.

Internally-generated intangible assets – research and development expenditure
Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Internally-generated intangible assets are amortised on a straight-line basis over their estimated useful lives. Where no internally-generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

Intangible assets
Trademarks are measured initially at purchased cost and are amortised on a straight-line basis over their estimated useful lives.

Amortisation is charged so as to write off the cost of assets over their estimated useful lives, using the straight-line method, on the following bases:

- Computer software 3 to 8 years

Useful life is reviewed annually and the prospective depreciation is adjusted accordingly.

Impairment of assets excluding goodwill
At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount for an individual asset, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of an asset (cash-generating unit) is increased to the revised estimate of its recoverable amount. This is done so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Revenue recognition
Revenue of the Group comprises net sales, royalties, franchise fees, interest received, investment income, finance charges, property rentals, management and administration fees and dividends and excludes Value Added Tax. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Sales of goods are recognised when goods are delivered and title has passed.

Interest income is accrued on a time basis, by reference to the principal outstanding and the interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Other revenue is recognised on the accrual basis in accordance with the substance of the relevant agreements.

Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are capitalised at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor, net of finance



charges, is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs (see below).

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Foreign currencies
The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (i.e. its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the currency, which is the functional currency of the Group, and the presentation currency for the consolidated financial statements.

Transactions in currencies other than the Group reporting currency (South African Rands) are initially recorded at the rates of exchange prevailing on the dates of the transactions. In order to hedge its exposure to certain foreign exchange risks, the Group has a policy of covering forward all its foreign exchange liability transactions of a trading nature (see below for details of the Group's accounting policies in respect of such derivative financial instruments).

At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange difference arising on the settlement and retranslation of monetary items are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period. However, where fair-value adjustments of non-monetary items are recognised directly in equity, exchange differences arising on the retranslation of these non-monetary items are also recognised directly in equity.

On consolidation, the assets and liabilities of the Group's overseas operations (including comparatives) are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

The financial statements (including comparatives) of foreign subsidiaries and associates that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into South African Rands.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Government grants
Government grants for staff training costs are recognised in profit or loss over the periods necessary to match them with the related costs and are deducted in reporting the related expense. Income is not recognised until there is reasonable assurance that the grants will be received.

Retirement benefit costs
Payments to defined contribution plans are charged as an expense as they fall due. There are no defined retirement benefit plans in the Group.

Post-retirement healthcare benefit
Post-retirement healthcare benefits are provided by certain Group companies to qualifying employees and pensioners. The healthcare benefit costs are determined through annual actuarial valuations by independent consulting actuaries using the projected unit credit method. Such gains or losses are recognised over the expected remaining working lives of the participating members. Adjustments are made annually through profit or loss for provisions held for members who have already retired. Actuarial gains and losses are recognised in full in the period in which they occur.

Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax.



The tax charge payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. In general, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities, which affects neither the tax profit nor the accounting profit at the time of the transaction.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Secondary Taxation on Companies (STC) is paid on net dividends paid and is recognised as a tax charge in profit or loss in the year it is incurred.

Any tax on capital gains is deferred if the proceeds of the sale of the assets are invested in similar assets. The tax will ultimately become payable on sale of the similar asset.

Inventories

Inventories, which consist of merchandise, are valued at the lower of cost and net realisable value. Cost is calculated on the weighted-average method. Net realisable value represents the estimated selling price less all estimated costs of completion and direct costs to be incurred in marketing, selling and distribution.

Financial Instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables are measured initially at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit and loss when there is objective evidence that the asset is impaired.

Cash and cash equivalents

Cash and cash equivalents are measured at fair value. For purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call with banks and investments in money-market instruments that are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value, net of bank overdrafts.

Investments

Investments are recognised and derecognised on a trade date basis where the purchase or sale of an investment is under contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus directly attributable transactions costs.

At subsequent reporting dates, debt securities that the Group has the express intention and ability to hold to maturity (held-to-maturity debts securities) are measured at amortised cost using the effective interest rate method, less any impairment loss recognised to reflect irrecoverable amounts. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the investment's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed



at initial recognition. Impairment losses are reversed in subsequent periods when an increase in the investment's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to the restriction that the carrying amount of the investment at the date the impairment is reversed shall not exceed what the amortised cost would have been had the impairment not been recognised.

Investments other than held-to-maturity debt securities are classified as either investment held for trading or as available for sale, and are subsequently measured at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in profit or loss for the period. Unrealised gains and losses on available-for-sale investments are recognised directly in equity until the disposal or impairment of the relevant investment, at which time the cumulative gain or loss previously recognised in equity is included in the profit or loss for the period. Impairment losses recognised in profit or loss for equity investments classified as available-for-sale are not subsequently reversed through profit or loss. Impairment losses recognised in profit or loss for debt instruments classified as available-for-sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition of the impairment loss.

Listed investments are carried at market value, which is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date.

Financial liabilities and equity
Financial liabilities are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. Debt instruments issued, which carry a right to convert to equity that is dependent on the outcome of uncertainties beyond the control of both the Group and the holder, are classified as liabilities except where conversion is certain. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Financial liabilities, other than derivative instruments, are recognised at amortised cost, comprising original debt less principal payments and amortisations.

Financial liabilities include finance lease obligations, interest-bearing bank loans and overdrafts and trade and other payables. The accounting policy for finance lease obligations is outlined on page 121.

Bank borrowings
Interest-bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the Group's accounting policy for borrowing costs (see below).

Trade payables
Trade and other payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments
Equity instruments are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting
The Group's activities expose it primarily to the financial risks of changes in foreign exchange rates and interest rates.

The Group uses derivative financial instruments, including currency forward contracts and options, to hedge its exposure to interest rate and foreign currency fluctuations relating to certain firm trading commitments and forecasted transactions. The use of financial derivatives is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group's risk management strategy. It is the policy of the Group not to trade in derivative financial instruments for speculative purposes.

Derivative financial instruments are initially measured at fair value on the contract date, and are re-measured to fair value at subsequent reporting dates.

Changes in fair value of derivative financial instruments that are designated and effective as hedges of future cash flows relating to firm commitments and forecasted transactions are recognised directly in equity and the ineffective portion is recognised immediately in profit and loss. The Group's policy with respect to hedging the foreign currency risk of a firm commitment is to designate it as a cash flow hedge. If the hedged firm commitment or forecast transaction results in the recognition of an asset or liability, then, at the time the



asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in profit or loss in the same period in which the hedged firm commitment or forecast transaction affects net profit or loss, for example, when the future sale actually occurs.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At the time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the management's best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Share-based payments

The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.

Fair value is measured by use of a Binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Borrowing costs

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.



	Group							
	Share capital Rm	Share premium Rm	Non-distri-butable reserves Rm	Share-based payment reserve Rm	Retained profit Rm	Equity attribut-able to equity holders of the parent Rm	Minority interests Rm	**Total Rm**
2. IFRS and other adjustments								
Previously reported balance as at 30 June 2004	2.0	356.4	101.5	–	969.9	1 429.8	31.7	**1 461.5**
IFRS adjustment	–	–	1.2	9.0	(13.6)	(3.4)	1.7	**(1.7)**
IFRS 2 *Share-based Payment* [1]	–	–	–	9.0	(9.0)	–	–	**–**
IAS 21 *The Effects of Changes in Foreign Exchange Rates* [2]	–	–	1.0	–	(11.5)	(10.5)	–	**(10.5)**
IAS 27 *Consolidated and Separate Financial Statements* [3]	–	–	0.2	–	6.9	7.1	1.7	**8.8**
Other adjustments	–	–	–	–	(76.7)	(76.7)	–	**(76.7)**
Extended warranty [4]	–	–	–	–	(59.8)	(59.8)	–	**(59.8)**
Valuation of financial assets [5]	–	–	–	–	(16.9)	(16.9)	–	**(16.9)**
Restated balance as at 30 June 2004	2.0	356.4	102.7	9.0	879.6	1 349.7	33.4	**1 383.1**
Previously reported balance as at 30 June 2005	2.0	209.4	100.0	–	1 304.8	1 616.2	36.5	**1 652.7**
IFRS adjustment	–	–	(3.9)	26.0	(27.8)	(5.7)	1.2	**(4.5)**
IFRS 2 *Share-based Payment* [1]	–	–	–	26.0	(26.0)	–	–	**–**
IAS 21 *The Effects of Changes in Foreign Exchange Rates* [2]	–	–	0.6	–	(10.1)	(9.5)	–	**(9.5)**
IAS 27 *Consolidated and Separate Financial Statements* [3]	–	–	(4.5)	–	8.3	3.8	1.2	**5.0**
Other adjustments	–	–	–	–	(89.2)	(89.2)	–	**(89.2)**
Extended warranty [4]	–	–	–	–	(72.3)	(72.3)	–	**(72.3)**
Valuation of financial assets [5]	–	–	–	–	(16.9)	(16.9)	–	**(16.9)**
Restated balance as at 30 June 2005	2.0	209.4	96.1	26.0	1 187.8	1 521.3	37.7	**1 559.0**

See notes on page 127.



	Rm
2. IFRS and other adjustments *continued*	
Previously reported profit attributable to equity holders of the parent for the year ending June 2005	606.8
IFRS adjustment	(14.2)
IFRS 2 *Share-based Payment* [1]	(17.0)
IAS 21 *The Effects of Changes in Foreign Exchange Rates* [2]	1.4
IAS 27 *Consolidated and Separate Financial Statements* [3]	1.4
Other adjustments	(12.5)
Extended warranty [4]	(12.5)
Valuation of financial assets [5]	-
Restated profit attributable to equity holders of the parent for the year ending June 2005	580.1

The Group adopted International Financial Reporting Standards (IFRS) effective for the reporting period ended 30 June 2006. Comparative results have been restated.

1 In accordance with IFRS 2 *Share-based Payment*, the Group has recognised an expense in the income statement for share options granted to employees, with a corresponding credit to equity, representing the fair value of outstanding employee share options. The fair value at grant date is charged to profit or loss over the relevant vesting periods, adjusted to reflect actual and expected vesting levels. Fair value is determined using the binomial model. The IFRS 1 *First-time Adoption of International Financial Reporting Standards* exemption was elected, resulting in the inclusion of equity instruments granted after 7 November 2002 that vested after 1 January 2005 in the valuation. The current year IFRS 2 charge is R17.4 million (2005: R17.0 million), with no tax relief.

2 International Accounting Standard (IAS) 21 *The Effects of Changes in Foreign Exchange Rates* introduced the concept of "functional currency". This change primarily affected the accounting for the African operations of Massdiscounters, where there was a reclassification of certain foreign exchange gains and losses from the income statement to the foreign currency translation reserve (FCTR) in the balance sheet. The IFRS 1 exemption was elected, which had the effect of eliminating the FCTR on the date of transition to IFRS (being 1 July 2004).

3 IAS 27 *Consolidated and Separate Financial Statements* removed the exclusion of a subsidiary from consolidation when there are severe long-term restrictions that impair a subsidiary's ability to transfer funds to the parent. As a result, Makro Zimbabwe has been consolidated retrospectively. Makro Zimbabwe operates in a hyperinflationary environment, and thus the principles of IAS 29 *Financial Reporting in Hyperinflationary Economies* have been applied. The financial impact on net profit attributable to equity holders of the parent for June 2006 is a loss of R1.1 million (R1.4 million profit in 2005).

4 The Group amended its accounting policy for the treatment of extended warranty protection provided on the sale of goods and products. This was done with guidance from Financial Accounting Standards Board (FASB) technical bulletin FTB 90-1 *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts* which clarified that revenue from separately priced extended warranty contracts should be deferred and recognised in income on a straight-line basis over the contract period.

5 In terms of IAS 39 *Financial Instruments: Recognition and Measurement*, certain financial assets have been present valued using the effective interest rate method.

The results have also been restated following *Circular 9/2006 Transactions giving rise to Adjustments to Revenue/Purchases*, issued by SAICA in May 2006. This circular provided clarity on the accounting treatment for cash discounts, settlement discounts, rebates and extended payment terms which are in line with the accounting treatment required by IAS 18 *Revenue* and IAS 2 *Inventories*. The effect on the Group has been a reallocation increasing other operating costs and reducing cost of sales by R586.0 million (2005: R523.1 million).

The results have also been restated for the exclusion of Shield's indirect sales. The effect on the Group has been a decrease in sales and cost of sales of R371.7 million (2005: R363.7 million).



	Group	
	2006	2005
	Rm	Rm
3. Discontinued operation		
Furnex, a chain in the Masscash division, was disposed of during the financial year. This was done because the rapid roll-out of the smaller-store Game format was beginning to compete with Furnex members in regional towns. The effective date of sale was 28 February 2006.		
The profit/(loss) for the period from the discontinued operation can be analysed as follows:		
Profit/(loss) from Furnex for the period	**3.7**	(82.1)
Loss on disposal of Furnex	**(1.8)**	–
	1.9	(82.1)
The results of Furnex for the period from 1 July 2005 to 28 February 2006 were as follows:		
Revenue	**484.4**	928.6
Sales	**484.4**	928.6
Cost of sales	**(462.4)**	(923.7)
Gross profit	**22.0**	4.9
Depreciation and amortisation	**(0.6)**	(1.0)
Impairment	**–**	(72.4)
Employment costs	**(9.1)**	(15.4)
Occupancy costs	**(0.6)**	(0.9)
Other operating costs	**(4.7)**	0.6
Operating profit	**7.0**	(84.2)
Gross finance charges	**(0.6)**	(3.7)
Finance income	**0.1**	1.9
Net interest paid	**(0.5)**	(1.8)
Profit before taxation	**6.5**	(86.0)
Taxation	**(2.8)**	3.9
Profit for year from discontinued operation	**3.7**	(82.1)
The Furnex cash flows for the year were as follows:		
Cash outflow from operating activities	**(5.8)**	(116.5)
Cash inflow/(outflow) from investing activities	**22.1**	(0.3)
Cash inflow from financing activities	**–**	34.0

The carrying amount of the assets and liabilities of Furnex at the date of disposal are disclosed in note 34.8 on page 160.

Furnex was not affected by any restatements and so only one set of results have been presented for 2005.



	Group		
	Continuing operations Rm	Discontinued operation Rm	**Total Rm**
4. Total consolidated income statement			
2006			
Revenue	30 080.6	484.4	**30 565.0**
Sales	29 963.6	484.4	**30 448.0**
Cost of sales	(24 650.0)	(462.4)	**(25 112.4)**
Gross profit	5 313.6	22.0	**5 335.6**
Other income	117.0	–	**117.0**
Depreciation and amortisation	(202.9)	(0.6)	**(203.5)**
Impairment of assets	(5.4)	–	**(5.4)**
Employment costs	(2 079.0)	(9.1)	**(2 088.1)**
Occupancy costs	(740.5)	(0.6)	**(741.1)**
Net operating costs	(1 074.7)	(6.5)	**(1 081.2)**
Operating profit	1 328.1	5.2	**1 333.3**
Finance costs	(95.9)	(0.6)	**(96.5)**
Finance income	63.7	0.1	**63.8**
Net interest paid	(32.2)	(0.5)	**(32.7)**
Profit before taxation:	1 295.9	4.7	**1 300.6**
Current tax	(402.4)	–	**(402.4)**
Deferred tax	2.9	(2.8)	**0.1**
Secondary tax on companies	(45.1)	–	**(45.1)**
Taxation	(444.6)	(2.8)	**(447.4)**
Profit for the year	851.3	1.9	**853.2**

The above reflects the effect of the Group's continuing and discontinued operations for 2006.

	Group		
	Continuing operations Rm	Discontinued operation Rm	**Total Rm**
4. Total consolidated income statement *continued*			
2005			
Revenue	25 517.1	928.6	**26 445.7**
Sales	25 381.5	928.6	**26 310.1**
Cost of sales	(21 202.0)	(923.7)	**(22 125.7)**
Gross profit	4 179.5	4.9	**4 184.4**
Other income	135.6	–	**135.6**
Depreciation and amortisation	(157.5)	(1.0)	**(158.5)**
Impairment of assets	–	(72.4)	**(72.4)**
Employment costs	(1 656.7)	(15.4)	**(1 672.1)**
Occupancy costs	(644.0)	(0.9)	**(644.9)**
Net operating costs	(864.6)	0.6	**(864.0)**
Operating profit	992.3	(84.2)	**908.1**
Finance costs	(69.1)	(3.7)	**(72.8)**
Finance income	48.9	1.9	**50.8**
Net interest paid	(20.2)	(1.8)	**(22.0)**
Profit before taxation	972.1	(86.0)	**886.1**
Current tax	(314.2)	–	**(314.2)**
Deferred tax	27.5	(3.9)	**31.4**
Secondary tax on companies	(20.8)	–	**(20.8)**
Taxation	(307.5)	(3.9)	**(303.6)**
Profit for the year	664.6	(82.1)	**582.5**

The above reflects the effect of the Group's continuing and discontinued operations for 2005.

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

	Group		
	2006 Rm	2005 Restated Rm	2005 As previously reported Rm
5. Revenue			
Sales	**29 963.6**	25 381.5	25 632.8
Income from investments	**38.9**	48.7	48.7
Finance charges	**51.3**	64.0	64.0
Dividends unlisted investments	**59.5**	48.7	48.7
Less: Interest paid on a related liability	**(56.3)**	(48.7)	(48.7)
Royalties and franchise fees	**19.8**	21.2	18.3
Management and administration fees	**2.9**	0.5	0.5
Property rentals	**0.9**	1.2	0.5
	30 080.6	25 517.1	25 764.8

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

The above excludes amounts relating to the discontinued operation. Details can be found in note 3 on page 126.



	Group		
	2006	2005 Restated	2005 As previously reported
	Rm	Rm	Rm
6. Operating profit			
Credits to operating profit include:			
Foreign exchange profit	**186.4**	163.8	163.8
Profit on disposal of property, plant and equipment	**2.5**	2.0	2.0
Insurance gain	–	7.6	7.6
Net monetary gain on hyperinflation translation	**22.2**	7.4	–
Charges to operating profit include:			
Depreciation and amortisation (owned assets):			
Buildings	**3.6**	2.6	2.6
Fixtures, fittings, plant and equipment	**105.3**	91.9	91.4
Computer hardware	**37.7**	19.0	38.8
Computer software	**21.1**	20.5	–
Leasehold improvements	**14.3**	10.2	10.0
Motor vehicles	**6.6**	5.4	5.1
Depreciation and amortisation (leased assets):			
Buildings	**1.9**	1.3	1.3
Fixtures, fittings, plant and equipment	**1.1**	0.4	0.4
Computer hardware	**0.5**	1.1	1.1
Motor vehicles	**10.8**	5.2	5.2
Foreign exchange loss	**153.1**	137.0	138.4
Share-based payment expense	**17.4**	17.0	–
Operating lease charges:			
Land and buildings	**587.4**	560.9	560.2
Plant and equipment	**20.6**	18.2	18.0
Computer equipment	**10.8**	10.7	10.7
Motor vehicles	**6.8**	6.4	6.4
Loss on disposal of property, plant and equipment	**1.4**	2.3	2.3
Fees payable:			
Administrative and outsourcing services	**154.7**	173.6	173.6
Consulting	**17.0**	17.2	17.2
Auditors' remuneration:			
Current year fee	**10.0**	8.3	7.7
Prior year underprovision	**0.3**	0.4	0.4
Tax advice	**1.4**	1.7	1.7
Consulting and business reviews	**1.1**	1.8	1.8

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

The above excludes amounts relating to the discontinued operation. Details can be found in note 3 on page 126.



	Group		
	2006 Rm	2005 Restated Rm	2005 As previously reported Rm
7. Taxation			
Current year			
South African normal tax:			
Current tax	**376.5**	286.2	286.2
Deferred tax	**(3.5)**	(16.8)	(11.7)
Foreign tax:			
Current tax	**14.0**	20.6	18.6
Deferred tax	**(9.5)**	(10.9)	(10.6)
Secondary tax on companies	**45.1**	19.8	19.8
Tax effect of participation in export partnerships	**2.1**	3.0	3.0
Total	**424.7**	301.9	305.3
Prior years under/(over) provision:			
South African normal tax:			
Current tax	**8.8**	3.8	3.8
Deferred tax	**(9.4)**	0.2	0.2
Foreign tax:			
Current tax	**1.0**	0.6	0.6
Deferred tax (impairment of deferred tax assets)	**19.5**		
Secondary tax on companies	**–**	1.0	1.0
	19.9	5.6	5.6
	444.6	307.5	310.9

Two companies in the Group participate in export partnerships. As the companies are liable for the tax effect of the participation, the amount is classified as a tax charge.

Following the introduction of Capital Gains Tax, all significant assets (including business units) were valued for submission to the authorities with the first tax return submitted after 30 September 2004. During the current reporting period no significant capital gains or losses, other than the Furnex disposal, were realised.

	%	%	%
The rate of taxation is reconciled as follows:			
Standard corporate tax rate	**29.0**	29.0	29.0
Exempt income	**(2.2)**	(3.5)	(3.3)
Disallowable expenditure	**2.4**	1.8	1.5
Withholding taxation	**–**	0.2	0.2
Prior year under-provision (including impairment)	**1.5**	0.6	0.6
Secondary tax on companies	**3.2**	2.2	2.2
Other	**0.4**	1.3	0.8
Effective rate	**34.3**	31.6	31.0

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

The above excludes amounts relating to the discontinued operation. Details can be found in note 3 on page 126.



	Group		
	2006 Rm	2005 Restated Rm	2005 As previously reported Rm
8. Dividends/distribution paid to shareholders			
Final cash distribution No. 11 (2005: No. 9)	**143.7**	195.3	195.3
Interim cash dividend No. 12 (2005: No. 10)	**259.1**	221.1	221.1
Total dividend/distribution paid	**402.8**	416.4	416.4

No. 11 of 72 cents declared on 24 August 2005 and paid on 19 September 2005 (R143.7 million).
No. 12 of 130 cents declared on 22 February 2006 and paid on 20 March 2006 (R259.1 million).
No. 13 of 80 cents declared on 23 August 2006 and paid on 18 September 2006 (R160.8 million).
Distribution No. 9 was paid by way of a reduction of share premium as per note 19.

	Group					
	2006 Rm	2005 Restated Rm	2005 As previously reported Rm	2006 Cents/ share	2005 Restated Cents/ share	2005 As previously reported Cents/ share
9. Earnings per share						
Attributable and headline earnings per share						
The calculation of attributable and headline earnings per share is based on a weighted average of 199 506 551 (2005: 199 010 072) ordinary shares.						
The calculation is reconciled as follows:						
Profit attributable to the equity holders of the parent	**828.5**	580.1	606.8	**415.3**	291.5	304.9
Adjustments after taxation and minorities:						
(Profit)/loss on disposal of movable assets	**(0.8)**	0.2	0.2	**(0.4)**	0.1	0.1
Insurance gain	–	(1.7)	(1.7)	–	(0.9)	(0.9)
Loss on sale of investment in prior year	–	0.9	0.9	–	0.5	0.5
Write-off of costs incurred on failed acquisition	**3.3**	–	–	**1.6**	–	–
Loss on disposal of discontinued operation	**1.8**	–	–	**0.9**	–	–
Impairment of assets	**3.8**	72.4	72.4	**1.9**	36.4	36.4
Headline earnings	**836.6**	651.9	678.6	**419.3**	327.6	341.0

	Group					
	2006 Rm	2005 Restated Rm	2005 As previously reported Rm	**2006 Cents/ share**	2005 Restated Cents/ share	2005 As previously reported Cents/ share
9. Earnings per share *continued*						
Diluted attributable and diluted headline earnings per share						
The calculation of diluted attributable and diluted headline earnings per share is based on a weighted average of 204 885 706 (2005: 206 059 750) ordinary shares.						
The calculation is reconciled as follows:						
Profit attributable to the equity holders of the parent	**828.5**	580.1	606.8	**415.3**	291.5	304.9
Adjustment for impact of issuing ordinary shares	**–**	–	–	**(10.9)**	(10.0)	(10.3)
Diluted attributable earnings	**828.5**	580.1	606.8	**404.4**	281.5	294.6
Headline earnings	**836.6**	651.9	678.6	**419.3**	327.6	341.0
Adjustments for impact of issuing ordinary shares	**–**	–	–	**(11.0)**	(11.2)	(11.7)
Diluted headline earnings	**836.6**	651.9	678.6	**408.3**	316.4	329.3

Weighted average shares outstanding	**2006 Number of shares**	2005 Number of shares
Weighted average shares outstanding for basic and headline earnings per share	**199 506 551**	199 010 072
Potentially dilutive ordinary shares resulting from options outstanding	**5 379 155**	7 049 678
Weighted average shares outstanding for diluted and diluted headline earnings per share	**204 885 706**	206 059 750

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.
The above excludes amounts relating to the discontinued operation. Details can be found in note 3 on page 126.

	Group		
	Cost/carrying value Rm	Accumulated depreciation Rm	Net book value Rm
10. Property, plant and equipment			
2006			
Owned assets			
Freehold land and buildings	**167.7**	**11.5**	**156.2**
Fixtures, fittings, plant and equipment	**1 012.7**	**570.2**	**442.5**
Computer hardware	**204.2**	**129.6**	**74.6**
Leasehold improvements	**211.0**	**44.7**	**166.3**
Motor vehicles	**40.7**	**17.6**	**23.1**
	1 636.3	**773.6**	**862.7**
Capitalised leased assets			
Freehold land and buildings	**49.5**	**3.2**	**46.3**
Fixtures, fittings, plant and equipment	**5.0**	**2.0**	**3.0**
Computer hardware	**0.6**	**0.3**	**0.3**
Motor vehicles	**46.7**	**14.7**	**32.0**
	101.8	**20.2**	**81.6**
Total	**1 738.1**	**793.8**	**944.3**



	Group		
	Cost/carrying value Rm	Accumulated depreciation Rm	Net book value Rm
10. Property, plant and equipment *continued*			
2005 (Restated for IFRS)			
Owned assets			
Freehold land and buildings	157.5	7.8	149.7
Fixtures, fittings, plant and equipment	807.9	464.3	343.6
Computer hardware	164.9	96.8	68.1
Leasehold improvements	167.4	31.2	136.2
Motor vehicles	29.8	12.7	17.1
	1 327.5	612.8	714.7
Capitalised leased assets			
Freehold land and buildings	49.5	1.3	48.2
Fixtures, fittings, plant and equipment	6.5	1.0	5.5
Computer hardware	4.6	4.1	0.5
Motor vehicles	41.5	7.8	33.7
	102.1	14.2	87.9
Total	1 429.6	627.0	802.6
2005 (As previously reported)			
Owned assets			
Freehold land and buildings	157.5	7.8	149.7
Fixtures, fittings, plant and equipment	810.6	464.2	346.4
Computer hardware	322.3	143.8	178.5
Leasehold improvements	169.4	29.9	139.5
Motor vehicles	27.8	11.6	16.2
	1 487.6	657.3	830.3
Capitalised leased assets			
Freehold land and buildings	49.5	1.3	48.2
Fixtures, fittings, plant and equipment	7.3	1.1	6.2
Computer hardware	4.6	4.1	0.5
Motor vehicles	41.5	7.8	33.7
	102.9	14.3	88.6
Total	1 590.5	671.6	918.9

A register of land and buildings as required by the Companies Act is available for inspection by members at the registered offices of the companies in the Group.

Certain capitalised leased property, plant and equipment is encumbered as per note 22 on pages 143 and 144.

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.



Group

	Opening net book value as previously reported Rm	IFRS restatement Rm	Opening net book value restated Rm	Additions Rm	Additions through acquisitions Rm	Disposals Rm	Depreciation continuing operations Rm	Depreciation discontinued operation Rm	Foreign exchange gain/ (loss) Rm	Reclassifications Rm	Write-offs Rm	Closing net book value Rm
10. Property, plant and equipment *continued*												
Reconciliation of property, plant and equipment												
2006												
Owned assets												
Freehold land and buildings	**149.7**	**–**	**149.7**	**11.4**	**–**	**(0.3)**	**(3.6)**	**–**	**(1.0)**	**–**	**–**	**156.2**
Fixtures, fittings, plant and equipment	**346.4**	**(2.8)**	**343.6**	**199.2**	**–**	**(1.6)**	**(105.3)**	**(0.1)**	**5.4**	**1.7**	**(0.4)**	**442.5**
Computer hardware	**178.5**	**(110.4)**	**68.1**	**35.9**	**–**	**–**	**(37.7)**	**–**	**8.2**	**0.2**	**(0.1)**	**74.6**
Leasehold improvements	**139.5**	**(3.3)**	**136.2**	**42.2**	**–**	**(2.2)**	**(14.3)**	**–**	**4.4**	**–**	**–**	**166.3**
Motor vehicles	**16.2**	**0.9**	**17.1**	**13.4**	**–**	**(1.8)**	**(6.6)**	**(0.2)**	**0.2**	**1.2**	**(0.2)**	**23.1**
	830.3	**(115.6)**	**714.7**	**302.1**	**–**	**(5.9)**	**(167.5)**	**(0.3)**	**17.2**	**3.1**	**(0.7)**	**862.7**
Capitalised leased assets												
Freehold land and buildings	**48.2**	**–**	**48.2**	**–**	**–**	**–**	**(1.9)**	**–**	**–**	**–**	**–**	**46.3**
Fixtures, fittings, plant and equipment	**6.2**	**(0.7)**	**5.5**	**0.3**	**–**	**–**	**(1.1)**	**–**	**–**	**(1.7)**	**–**	**3.0**
Computer hardware	**0.5**	**–**	**0.5**	**0.5**	**–**	**–**	**(0.5)**	**–**	**–**	**(0.2)**	**–**	**0.3**
Motor vehicles	**33.7**	**–**	**33.7**	**11.4**	**–**	**(1.3)**	**(10.8)**	**–**	**0.2**	**(1.2)**	**–**	**32.0**
	88.6	**(0.7)**	**87.9**	**12.2**	**–**	**(1.3)**	**(14.3)**	**–**	**0.2**	**(3.1)**	**–**	**81.6**
Total	**918.9**	**(116.3)**	**802.6**	**314.3**	**–**	**(7.2)**	**(181.8)**	**(0.3)**	**17.4**	**–**	**(0.7)**	**944.3**
2005												
Owned assets												
Freehold land and buildings	72.0	–	72.0	20.4	55.8	–	(2.6)	–	(0.6)	4.7	–	149.7
Fixtures, fittings, plant and equipment	283.5	(0.9)	282.6	145.0	11.5	(1.0)	(91.9)	(0.1)	(2.5)	–	–	343.6
Computer hardware	104.8	(74.8)	30.0	52.9	6.0	(1.5)	(19.0)	(0.1)	(0.2)	–	–	68.1
Leasehold improvements	69.6	(0.8)	68.8	80.1	2.6	(1.3)	(10.2)	–	(3.8)	–	–	136.2
Motor vehicles	15.6	2.0	17.6	4.3	3.1	(1.1)	(5.4)	(0.3)	(1.1)	–	–	17.1
	545.5	(74.5)	471.0	302.7	79.0	(4.9)	(129.1)	(0.5)	(8.2)	4.7	–	714.7
Capitalised leased assets												
Freehold land and buildings	14.6	–	14.6	39.6	–	–	(1.3)	–	–	(4.7)	–	48.2
Fixtures, fittings, plant and equipment	2.3	(0.7)	1.6	–	4.3	–	(0.4)	–	–	–	–	5.5
Computer hardware	1.2	–	1.2	–	0.4	–	(1.1)	–	–	–	–	0.5
Motor vehicles	6.5	–	6.5	9.5	23.3	(0.4)	(5.2)	–	–	–	–	33.7
	24.6	(0.7)	23.9	49.1	28.0	(0.4)	(8.0)	–	–	(4.7)	–	87.9
Total	570.1	(75.2)	494.9	351.8	107.0	(5.3)	(137.1)	(0.5)	(8.2)	–	–	802.6

The write-off in the current period relates to the CBW Mkuze store which was destroyed by fire.

The Group has reviewed the residual values and useful lives of the assets for the purposes of depreciation. There were no material adjustments in the current period.

There is no investment property in the Group and all assets are held at historical cost.

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

Depreciation has been split for continuing and discontinued operations. Details on the discontinued operation can be found in note 3 on page 126.



	Group		
	2006 **Rm**	2005 Restated Rm	2005 As previously reported Rm
11. Goodwill			
Cost/carrying value	**1 441.5**	1 395.0	1 395.0
Accumulated impairment/amortisation	**(245.1)**	(245.1)	(245.1)
Net book value	**1 196.4**	1 149.1	1 149.1
Reconciliation of goodwill:			
At the beginning of the year	**1 149.9**	616.7	616.7
Additions	**46.3**	608.0	608.0
Impairment on discontinued operation	**–**	(72.4)	(72.4)
Exchange differences	**0.2**	(2.4)	(2.4)
At the end of the year	**1 196.4**	1 149.9	1 149.9
Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination. Before recognition of impairment losses, the carrying amount of significant goodwill had been allocated as follows:			
Jumbo Cash & Carry (Pty) Limited and Browns & Weirs Cash & Carry Holdings (Pty) Limited	**248.2**	248.2	248.2
CCW Wholesalers (Pty) Limited	**168.5**	158.2	158.2
Builders Warehouse (a division of Masstores (Pty) Limited)	**187.5**	176.0	176.0
Federated Timbers (Pty) Limited	**336.9**	336.9	336.9

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

When testing goodwill for impairment, the recoverable amounts of the CGUs are determined as the lower of value in use and fair value less costs to sell. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using rates that reflect current market assumptions of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The Group prepares cash flow forecasts based on the CGUs June 2006 results for the next five years. A terminal value is calculated based on an estimated growth rate of 3%. This rate does not exceed the average long-term growth rate for the relevant markets.

The rate used to discount the forecast cash flows is 14%.

An impairment loss of R72.4 million was recorded in Masscash in the prior year due to the reduced profitability of the Furnex business model. No impairment was recognised in the current year.

The 2005 goodwill values were not restated for IFRS as IFRS 3 *Business Combinations* was already applicable to the June 2005 annual report when these amounts where reported. Details on IFRS and other adjustments can be found in note 2 on pages 124 and 125.

Impairment has been split for continuing and discontinued operations. Details on the discontinued operation can be found in note 3 on page 126.



	Group		
	2006 Rm	2005 Restated Rm	2005 As previously reported Rm
12. Other intangible assets			
Cost/carrying value	**184.3**	163.4	–
Computer software	**182.3**	163.4	–
Trademarks	**2.0**	–	–
Accumulated amortisation	**(82.0)**	(51.9)	–
Computer software	**(82.0)**	(51.9)	–
Trademarks	**–**	–	–
Net book value	**102.3**	111.5	–
Reconciliation of other intangible assets:			
At the beginning of the year	**111.5**	76.7	–
Additions	**26.1**	53.3	–
Additions through acquisitions	**–**	2.8	–
Amortisation – continuing operations	**(21.1)**	(20.5)	–
Amortisation – discontinued operations	**(0.3)**	(0.5)	–
Exchange differences and hyperinflation movements	**(8.5)**	(0.3)	–
Impairment losses	**(5.4)**	–	–
At the end of the year	**102.3**	111.5	–

Trademarks and intangibles were valued as required by IFRS 3 in the prior year.

The impairment of assets in the current year relates to the write-off of IT software at CBW.

Intangible assets are amortised over the estimated useful life of the asset, which, on average, is three years for computer software and ten years for trademarks.

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

Amortisation has been split for continuing and discontinued operations. Details on the discontinued operation can be found in note 3 on page 126.

	Group		
	2006 Rm	2005 Restated Rm	2005 As previously reported Rm
13. Investments			
Investment in associate			
Cost of investment in associate	**–**	–	–
Share of post-acquisition profit, net of dividend received	**0.2**	–	–
	0.2	–	–



13. Investments *continued*

Details of the Group's associate at 30 June 2006 are as follows:

Name of associate	Clidet No 484 (Pty) Limited
Place of incorporation and operation	South Africa
Proportion of ownership interest	33.3%
Proportion of voting power held	33.3%
Principal activity	Investment property

33.3% of the R100 share capital was purchased for R33. The financial reporting date for Clidet No 484 (Pty) Limited is 30 June.

	Group		
	2006 Rm	2005 Restated Rm	2005 As previously reported Rm
Summarised financial information in respect of the Group's associate is set out below:			
Total assets	**32.1**	–	–
Total liabilities	**31.6**	–	–
Net assets	**0.5**	–	–
Group's share of associate's net assets	**0.2**	–	–
Revenue	**4.8**	–	–
Profit for the year	**0.5**	–	–
Group's share of associate's profit for the year	**0.2**	–	–
The Group's share of associates' profit for the year has been included in 'net operating costs' in the consolidated income statement.			
Unlisted investments			
Held for trading			
Investment opening balance	**105.0**	60.0	60.0
Fair value adjustments taken to income statement	**44.4**	45.0	45.0
	149.4	105.0	105.0
Loans and receivables			
Opening balance	**7.0**	8.9	12.5
Disposals	**(0.5)**	–	–
Amortisation taken to income statement	**(1.6)**	(1.9)	(1.9)
	4.9	7.0	10.6
Held to maturity			
Preference share investment	**420.5**	364.7	364.7
Offset of related long-term liability	**(384.5)**	(321.7)	(321.7)
Other investments	**0.3**	0.3	0.3
	36.3	43.3	43.3
	190.6	155.3	158.9
Listed investments			
Other investments	**0.1**	0.1	0.1
	0.1	0.1	0.1
Total investments	**190.9**	155.4	159.0

The directors' value the unlisted investments, net of the offset of the related long-term liability, at R190.6 million (2005: R155.3 million). The preference share investment represents cumulative preference shares in Fullimput 65 (Pty) Limited. A long-term liability of the Group is secured by a cession of the preference shares and legal offset is permitted.

For IAS 39 accounting treatment of these investments, see note 35, "Financial risk management".

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.



	Group		
	2006	2005 Restated	2005 As previously reported
	Rm	Rm	Rm
14. Other financial assets			
Housing loans to the directors and Executive Committee members of Massmart Holdings Limited:			
Balance at the beginning of the year	**1.1**	1.1	1.1
Advanced during the year	**0.8**	–	–
Balance at the end of the year	**1.9**	1.1	1.1
Employee share trust loans to the directors and Executive Committee members of Massmart Holdings Limited:			
Balance at the beginning of the year	**71.9**	65.4	–
Advanced during the year	**83.8**	22.3	–
Repayments	**(11.2)**	(15.8)	–
Balance at the end of the year	**144.5**	71.9	–
Other employee loans:			
Housing and staff loans	**5.0**	5.0	5.0
Employee share trust loans	**5.0**	11.8	83.7
Finance lease deposit	**34.3**	29.9	29.9
	44.3	46.7	118.6
	190.7	119.7	119.7

These loans are classified as "Loans and receivables" for IAS 39 purposes. See note 35, "Financial risk management", for IAS 39 accounting treatment.

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

All housing and staff loans, including loans to directors, bear interest at various rates below the prime interest rate. The loans to the employee share trust participants, including executive directors, are interest-free and are secured by the underlying shares. The finance lease deposit accrues interest at 13.6%.

Detailed housing and employee share trust loans to the directors and Executive Committee members of Massmart Holdings Limited:

	Group					
	Lamberti, MJ	Hayward, GRC	Pattison, GM	Nothnagel, S	Remaining Executive Committee	**Total**
	Rm	Rm	Rm	Rm	Rm	**Rm**
2006						
Balance at the beginning of the year	37.4	12.1	5.1	–	18.4	**73.0**
Advanced during the year	1.1	8.7	41.1	–	33.7	**84.6**
Repayments	(7.0)	(0.8)	(0.9)	–	(2.5)	**(11.2)**
Balance at the end of the year	31.5	20.0	45.3	–	49.6	**146.4**
2005						
Balance at the beginning of the year	45.7	4.0	7.5	–	9.3	**66.5**
Advanced during the year	1.4	8.5	0.2	–	12.2	**22.3**
Repayments	(9.7)	(0.4)	(2.6)	–	(3.1)	**(15.8)**
Balance at the end of the year	37.4	12.1	5.1	–	18.4	**73.0**



	Group		
	2006 **Rm**	2005 Restated Rm	2005 As previously reported Rm
15. Deferred taxation			
The major movements during the period are analysed as follows:			
Net asset at the beginning of the year	**330.4**	261.0	263.9
Charge to profit and loss for the year	**0.2**	27.1	26.0
(Credit)/debit to equity	**(16.7)**	35.5	–
Disposal of subsidiary	**(1.6)**	–	–
Arising from acquisitions	**–**	6.8	6.8
Net asset at the end of the year	**312.3**	330.4	296.7
The major components of deferred taxation are analysed as follows:			
Trademarks	**18.1**	45.6	45.6
Assessed loss unutilised	**47.8**	59.7	59.7
Export partnerships	**(5.4)**	(5.8)	(5.8)
Debtors provisions	**21.6**	17.0	10.1
Prepayments	**(75.3)**	(57.6)	(57.6)
Creditors provisions	**63.0**	48.6	48.6
Property, plant and equipment	**(20.4)**	(23.3)	(21.2)
Finance leases	**15.3**	15.4	15.4
Long-term provisions	**1.8**	9.9	9.9
Income not accrued	**(0.2)**	(2.7)	(2.2)
Deferred income	**45.5**	31.2	1.8
Operating lease adjustment	**214.0**	200.2	200.2
Other temporary differences	**(13.5)**	(7.8)	(7.8)
	312.3	330.4	296.7
The net deferred tax position is reconciled as follows:			
Deferred taxation assets	**409.5**	430.5	394.2
Deferred taxation liabilities	**(97.2)**	(100.1)	(97.5)
	312.3	330.4	296.7

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

	Group		
	2006 **Rm**	2005 Restated Rm	2005 As previously reported Rm
16. Inventories			
Merchandise	**3 221.0**	2 677.0	2 658.0
Inventories are carried at the lower of cost or net realisable value			
Inventories carried at net realisable value included above	**31.5**	89.5	89.5

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.



	Group		
	2006	2005	2004
	Rm	Rm	Rm
17. Trade receivables and prepayments			
Net trade accounts receivable	**860.8**	1 025.7	1 048.7
Net consumer accounts receivable	**264.5**	255.9	255.9
Prepayments	**51.8**	41.5	41.4
Other accounts receivable	**592.9**	513.8	494.6
	1 770.0	1 836.9	1 840.6

Trade receivables and prepayments are classified as "Loans and receivables" for IAS 39 purposes. See note 35. "Financial risk management" for IAS 39 accounting treatment.

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

	Group		
	2006	2005	2004
	Rm	Rm	Rm
18. Share capital			
Authorised			
500 000 000 (2005: 500 000 000) ordinary shares of 1 cent each	**5.0**	5.0	5.0
20 000 000 (2005: nil) non-redeemable cumulative non-participating preference shares of 1 cent each	**0.2**	–	–
18 000 000 (2005: nil) "A" Convertible redeemable non-cumulative participating preference shares of 1 cent each	**0.2**	–	–
2 000 000 (2005: nil) "B" Convertible redeemable participating preference shares of 1 cent each	**–**	–	–
Issued			
201 040 697 (2005: 199 640 697) ordinary shares of 1 cent each	**2.0**	2.0	2.0

Except for the issue of 1 400 000 ordinary shares issued in terms of the Massmart share incentive scheme, there were no other movements in the share capital of the Company during the current reporting period.

Included in the issued share capital are 335 764 treasury shares at the end of the year. There were no treasury shares in the prior year.

The directors have the authority, until the next annual general meeting, to issue the ordinary shares of the Company up to a maximum of 5% of the shares already issued.

The directors have the authority, until the next annual general meeting, to issue the preference shares of the Company.

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

	Group		
	2006	2005	2004
	Rm	Rm	Rm
19. Share premium			
Opening balance	**209.4**	356.4	356.4
Premium on shares issued during the year (net of costs)	**71.5**	18.8	18.8
Distribution to shareholders	**–**	(195.3)	(195.3)
Treasury shares	**(18.3)**	29.5	29.5
	262.6	209.4	209.4

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.



	Group		
	2006 **Rm**	2005 Restated Rm	2005 As previously reported Rm
20. Non-distributable reserves			
Foreign currency translation reserve	**9.1**	(0.5)	3.4
Share-based payment reserve	**43.4**	26.0	–
Capital redemption reserve fund	**0.2**	0.2	0.2
Deferred taxation on trademarks	**12.2**	18.0	18.0
Amortisation of trademarks	**77.7**	77.7	77.7
Change in minority interests	**0.8**	0.7	0.7
	143.4	122.1	100.0
Reconciliation of the foreign currency translation reserve:			
Opening balance	**(0.5)**	–	(1.0)
Translation on consolidation	**10.5**	(0.5)	4.4
Hyperinflation adjustment	**(0.9)**	–	–
Closing balance	**9.1**	(0.5)	3.4
Reconciliation of the share-based payment reserve:			
Opening balance	**26.0**	9.0	–
Share-based payment expense	**17.4**	17.0	–
Closing balance	**43.4**	26.0	–

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

At year-end, no preference shares had been issued for the Thuthukani trust. Details relating to the Thuthukani trust can be found on pages 82 and 83.

Details of the Employee share incentive scheme can be found in note 25 on pages 147 and 149. The share-based payment valuation was performed by Alexander Forbes for all periods.



20. Non-distributable reserves *continued*

Equity-settled share option scheme

Details of the share options outstanding during the year are as follows:

	2006		2005	
	Number of share options	**Weighted average exercise price Rand**	Number of share options	Weighted average exercise price Rand
Outstanding at the beginning of the year	**13 621 884**	**22.12**	14 473 774	15.86
Granted during the year	**1 285 337**	**53.86**	3 063 963	40.40
Forfeited during the year	**(484 210)**	**27.23**	(1 130 671)	16.40
Exercised during the year	**(2 216 843)**	**13.68**	(2 785 182)	12.50
Outstanding at the end of the year	**12 206 168**	**26.79**	13 621 884	22.12
Exercisable at the end of the year	**4 009 839**		2 985 542	

The weighted average share price at the date of exercise for share options exercised during the year was R54.72. The options outstanding at the end of the year have a weighted average remaining contractual life of 4.2 years (2005: 5.0 years). In 2006, options were granted on 1 October 2005, 1 November 2005, 30 November 2005, 1 April 2006 and 23 May 2006. The estimated fair values of each of the options granted on those dates are R16.01, R15.46, R13.91, R16.19 and R14.82 respectively. In 2005, options were granted on 1 September 2004, 25 February 2005, 1 April 2005, 1 May 2005, 27 May 2005 and 31 May 2005. The estimated fair values of each of the options granted on those dates are R11.23, R14.22, R14.09, R13.71, R12.54 and R12.92 respectively.

These fair values were calculated using the Binomial model. The inputs into the model were as follows:

	2006	2005
Weighted average share price (Rand)	**63.30**	41.13
Weighted average exercise price (Rand)	**53.90**	42.30
Expected volatility	**29.4% – 32.6%**	33.0% – 34.0%
Expected life	**3-5 years**	3-5 years
Risk free rate	**7.1% – 7.8%**	7.3% – 8.5%
Expected dividend yield	**3.8% – 3.9%**	3.7% – 3.8%

Expected volatility was determined by calculating the historical volatility of the Company's share price over the number of previous years corresponding with the option lifetime. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.



	Group		
	2006 **Rm**	2005 Restated Rm	2005 As previously reported Rm
21. Minority interests			
At the beginning of the year	**37.7**	33.4	31.7
Changes in minority interests	**(0.4)**	6.7	7.4
Income attributable to minorities	**24.7**	2.4	2.2
Distribution to minorities	**(11.4)**	(4.8)	(4.8)
At the end of the year	**50.6**	37.7	36.5

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

	Group		
	2006 **Rm**	2005 Restated Rm	2005 As previously reported Rm
22. Non-current liabilities			
Interest-bearing			
Unsecured			
Minority shareholders' loans	**10.7**	19.0	19.0
Less: Included in current borrowings	**(10.7)**	(9.5)	(9.5)
Medium-term payable	**3.3**	3.4	3.4
Less: Included in current borrowings	**(3.3)**	(3.4)	(3.4)
Secured			
Medium-term bank loans	**578.9**	108.9	108.7
Less: Included in current borrowings	**(149.2)**	(70.9)	(70.9)
Foreign bank loan	**57.2**	51.4	51.4
Less: Related cash deposit	**(57.2)**	(51.4)	(51.4)
	429.7	47.5	47.3
For IAS 39 accounting treatment, see note 35, "Financial risk management".			
Capitalised finance leases	**101.8**	105.4	105.4
Less: Included in trade and other payables	**(11.8)**	(12.9)	(12.9)
	90.0	92.5	92.5
Total interest-bearing liabilities	**519.7**	140.0	139.8
Interest-free			
Unsecured			
Minority shareholders' loans	**2.2**	0.8	0.8
Less: Included in current borrowings	**–**	–	–
Operating lease liability	**498.9**	500.6	500.6
Less: Included in trade and other payables	**(26.4)**	(30.4)	(30.4)
Total non-interest-bearing liabilities	**474.7**	471.0	471.0
Total non-current liabilities	**994.4**	611.0	610.8

The minority shareholders' loans are interest-bearing at market-related rates and are repayable in the following year.



22. Non-current liabilities *continued*

Two medium-term bank loans, raised in 2001, are repayable in ten equal instalments over five years, One loan bears interest at a fixed rate of 6.6% and the other bears interest at a floating rate linked to the ninety-day JIBAR. The loans are secured by intra-group cross-suretyships.

A further two medium-term bank loans, raised in the current year to fund the Massbuild acquisitions, are repayable in nine equal instalments over five years. Both loans bear interest at a fixed rate of 8.8% and 8.7%. The loans are secured by intra-group cross-suretyships.

The foreign bank loan relates to a US Dollar denominated loan in one of Massdiscounter's foreign operations which has a legal right of offset with a US Dollar denominated cash deposit. The interest rate is 0.5% below the US Dollar prime overdraft rate.

Capitalised finance leases include vehicle, fixtures, fittings, plant and computer equipment and property leases, repayable in monthly instalments varying from one to five years at varying interest rates, some linked to the prime overdraft rate and one fixed at 13.8%.

The capitalised finance leases are secured by moveable assets of R35.3 million (2005: R39.7 million) and the property lease by the value of the underlying land.

Included in current borrowings is a medium-term payable of R3.3 million (2005: R3.4 million), which is an amount owing to the Massmart Education Trust relating to cash held on its behalf.

The operating lease liability relates to the lease smoothing adjustment required by AC105 *Leases*.

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

The maturity profile of amounts payable under medium-term bank loans, short-term payables, minority shareholder loans and the finance leases is as follows:

	Repayable within 1 year* Rm	Repayable in 2 – 5 years Rm	Repayable after 5 years Rm	Total Rm
Medium-term bank loans				
Amount owing	189.7	489.5	–	679.2
Less: Future finance charges	(40.5)	(59.8)	–	(100.3)
Present value of obligations	149.2	429.7	–	578.9
Medium-term payable				
Amount owing	3.3	–	–	3.3
Less: Future finance charges	–	–	–	–
Present value of obligations	3.3	–	–	3.3
Minority shareholders' loans				
Amount owing	10.7	1.4	0.8	12.9
Less: Future finance charges	–	–	–	–
Present value of obligations	10.7	1.4	0.8	12.9
Capitalised finance leases				
Amount owing	23.2	64.5	74.5	162.2
Less: Future finance charges	(11.4)	(27.2)	(21.8)	(60.4)
Present value of obligations	11.8	37.3	52.7	101.8
Total	175.0	468.4	53.5	696.9

** Included in current borrowings on the balance sheet.*

For IAS 39 accounting treatment, see note 35,"Financial risk management".



	Group		
	2006 **Rm**	2005 Restated Rm	2005 As previously reported Rm
23. Non-current provisions			
Onerous lease provision	**4.2**	4.4	4.4
Less: Payable within one year included in current provisions	**(1.0)**	(0.8)	(0.8)
Provision for post-retirement medical aid contributions and other medical aid provisions	**39.0**	29.8	29.8
	42.2	33.4	33.4

	Repayable within 1 year* Rm	Repayable in 2 – 5 years Rm	Repayable after 5 years Rm	Total Rm
2006	1.0	3.2	39.0	43.2
2005	0.8	2.9	30.5	34.2

** Included in current provisions in note 24.*

Certain Group companies provide post-retirement healthcare benefits to their retirees. This fund is accounted for as a defined benefit plan and measured using the projected unit credit method. The liability is unfunded. The main assumption used in calculating the costs and the provision is an "interest rate – medical inflation rate" gap of 1.5% (2005: 2.0%).

	Group		
	2006 **Rm**	2005 Restated Rm	2005 As previously reported Rm
The net expense recognised in the income statement is:			
Current service cost	**1.6**	1.7	1.7
Interest cost	**2.4**	3.6	3.6
Benefits paid against balance sheet held liability	**(1.8)**	(0.8)	(0.8)
Net actuarial loss/(gain) recognised in the year	**7.0**	(4.3)	(4.3)
Net expense recognised as part of employment costs	**9.2**	0.2	0.2
Movements in the post-retirement medical aid net liability:			
Opening defined benefit obligation	**29.8**	29.6	29.6
Expense as above	**9.2**	0.2	0.2
Closing defined benefit obligation	**39.0**	29.8	29.8

The last valuation of the liability for the post-retirement medical aid contributions was performed as at June 2006 by Alexander Forbes (2005: MS Corporate Solutions), Fellow of the Institute of Actuaries. The current year costs have been assessed in accordance with the advice of independent actuaries.

The net actuarial loss in the current year arose as a result of a combination of the following factors:

- A loss of R3.2 million arose as a result of a decrease in the real discount rate, i.e. the difference between the discount rate and the healthcare cost inflation assumption, from 2.0% per annum to 1.5% per annum. This change was necessitated in real bond yields underlying the discount rate.
- A loss of R0.5 million arose as a result of the use of updated pre-employment mortality tables.
- Lower than expected inflation of medical scheme contributions resulted in a gain of R0.1 million.
- Previously the date of joining the medical scheme was used as an approximation for in-service members' date of employment. Using the actual dates of employment for in-service members we could match to previous valuations resulted in a loss of R1.3 million. Other miscellaneous items including a higher than expected decrease in the number of in-service members resulted in a net loss of R2.1 million.

Other than the changes listed above, the remaining assumptions are consistent with the assumptions applied in the prior year.

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.



	Group		
	2006	2005	2005
		Restated	As previously reported
	Rm	Rm	Rm
24. Provisions			
Restructuring costs raised on acquisition	**4.3**	5.7	5.7
Onerous lease provision	**1.0**	0.8	0.8
	5.3	6.5	6.5

Provisions raised against specific assets, for example inventories and accounts receivable, are offset against those assets.

	Opening balance Rm	Amounts provided Rm	Amounts utilised Rm	Closing balance Rm
Reconciliation of provisions				
2006				
Restructuring costs raised on acquisition	**5.7**	**–**	**(1.4)**	**4.3**
Onerous lease provision	**0.8**	**1.0**	**(0.8)**	**1.0**
	6.5	**1.0**	**(2.2)**	**5.3**
2005 (restated for IFRS)				
Restructuring costs raised on acquisition	6.8	–	(1.1)	5.7
Onerous lease provision	0.8	0.8	(0.8)	0.8
	7.6	0.8	(1.9)	6.5
2005 (as previously reported)				
Restructuring costs raised on acquisition	6.8	–	(1.1)	5.7
Onerous lease provision	0.8	0.8	(0.8)	0.8
	7.6	0.8	(1.9)	6.5

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.



	Group	
	2006	2005
	000s	000s
25. Employee share incentive scheme		
Total shares and options available to the scheme	**39 500**	39 500
Opening balance of shares and options	**22 131**	24 751
New shares and options offered to employees and executive directors	**2 325**	4 168
Shares sold by employees and directors	**(4 887)**	(5 036)
Shares repurchased from/forfeited by employees and options lapsed/forfeited	**(492)**	(1 752)
Closing balance of shares and options	**19 077**	22 131

The closing balance includes 6 871 370 (2005: 8 509 327) shares and 12 206 168 (2005: 13 621 884) options. Shares and options previously issued to employees who then subsequently left the Group are excluded from the figures above. This has the effect of enabling these shares and options to be re-issued in terms of the employee share incentive scheme.

Options may be exercised at any time but shares arising out of options may only be sold when they have vested with the participant.

Vesting occurs over a five-year period as follows:
25% two years after the offer date;
50% three years after the offer date;
75% four years after the offer date; and
100% five years after the offer date.

In terms of the scheme rules, all share loans on offers made prior to 22 May 2002 must be repaid or options exercised no later than ten years from the offer date. For subsequent offers, share loans must be repaid or option exercised no later than six years from the offer date.



25. Employee share incentive scheme *continued*

The following options granted to employees and directors in terms of the employee share incentive scheme have not yet been exercised:

		Number of options	
	Exercise price (R)	**2006**	2005
Offer date			
22 September 1999	12.37	**718 289**	741 637
10 March 2000	14.61	**299 000**	415 025
13 November 2000	12.25	**382 500**	543 173
12 April 2001	8.00	**–**	75 000
27 August 2001	10.95	**2 154 258**	3 180 394
16 January 2002	12.03	**162 500**	275 000
22 May 2002	13.88	**705 760**	1 006 070
31 October 2002	15.23	**20 569**	30 853
15 November 2002	17.30	**25 662**	38 493
19 November 2002	17.43	**50 000**	50 000
1 December 2002	17.80	**–**	49 000
1 January 2003	18.30	**18 350**	33 209
1 February 2003	18.90	**117 987**	117 987
1 April 2003	17.82	**342 723**	460 834
1 May 2003	18.06	**64 213**	108 263
27 May 2003	18.98	**769 007**	968 180
31 May 2003	19.14	**342 883**	446 827
1 September 2003	24.59	**118 272**	167 971
1 November 2003	28.20	**60 000**	60 000
26 February 2004	27.63	**156 245**	171 445
1 March 2004	27.90	**9 904**	9 904
1 April 2004	30.22	**25 996**	25 996
15 April 2004	32.55	**19 454**	19 454
26 May 2004	29.87	**831 045**	926 874
31 May 2004	30.20	**705 561**	706 332
1 September 2004	35.31	**829 579**	844 579
25 February 2005	45.24	**58 351**	70 351
1 April 2005	41.91	**1 104 077**	1 104 077
1 May 2005	43.42	**43 172**	43 172
27 May 2005	42.97	**638 403**	699 636
31 May 2005	42.88	**147 071**	232 148
1 October 2005	52.48	**8 642**	–
1 November 2005	51.91	**68 248**	–
30 November 2005	51.19	**280 939**	–
1 April 2006	58.74	**139 967**	–
23 May 2006	54.13	**787 541**	–
		12 206 168	13 621 884

The number of shares and options in the employee share incentive scheme was not affected by any restatements and so only one set of numbers has been presented for 2005.



26. Retirement benefit information

All full-time permanent Massmart staff are members of either the Massmart Pension Fund, the Massmart Provident Fund or the SACCAWU National Provident Fund. These funds are defined contribution funds and are subject to the Pension Funds Act, 1956. Following the recent acquisitions, many of their staff are still members of the retirement funds of the previous business owners. Projects are under way to transfer these employees to one of the above funds in future.

The Massmart Pension Fund and the Massmart Provident Fund are required to submit a statutory actuarial valuation to the Financial Services Board every three years. The funds' Valuator certified that the funds were financially sound at 28 February 2005 and that the assets were suitable in nature, in terms of the liabilities as at valuation date.

Contributions received by the funds for the year ended 30 June 2006 amounted to R166 million (2005: R116 million). The Group's contribution of R100 million (2005: R69 million) was included in the income statement for the year as part of employee costs.

	Group		
	2006 Rm	2005 Restated Rm	2005 As previously reported Rm
27. Commitments			
Commitments in respect of capital expenditure approved by directors:			
Contracted for	**183.0**	114.6	114.6
Not contracted for	**143.0**	230.5	230.5
Acquisition commitment	–	480.0	480.0
	326.0	825.1	825.1

Commitments contracted for include various new Massdiscounters stores to be opened in Africa and South Africa. They also include refurbishments at certain Makro and Massdiscounters stores.

Commitments not contracted for include the maintenance and refurbishment of certain CBW, Builders Warehouse, Federated Timbers and Massdiscounters stores. These commitments also include the opening of a new Servistar store and the relocation of part of the Builders Warehouse and the entire CBW head offices.

The acquisition commitment in the prior year was for Moresport. During the year The Competition Tribunal prohibited the acquisition from taking place.

Massmart has the right of first refusal on the sale of any shares by the minority shareholders in various CBW stores. Historically Massmart has exercised this right. The amount to be paid in future, should Massmart exercise its right, totals R42 million.



	Group		
	2006 **Rm**	2005 Restated Rm	2005 As previously reported Rm
28. Operating lease commitments			
Land and buildings			
Year 1	**608.8**	483.5	483.5
Years 2 to 5	**2 592.9**	2 048.7	2 048.7
Subsequent to year 5	**2 679.4**	2 250.5	2 250.5
	5 881.1	4 782.7	4 782.7
Plant and equipment			
Year 1	**7.4**	7.5	7.5
Years 2 to 5	**24.2**	20.0	20.0
Subsequent to year 5	**2.5**	2.6	2.6
	34.1	30.1	30.1
Other			
Year 1	**16.3**	17.2	17.2
Years 2 to 5	**16.9**	32.1	32.1
Subsequent to year 5	**28.8**	–	–
	62.0	49.3	49.3

Promissory notes that represent commitments under non-cancellable operating leases of R1 172 million (2005: R1 275 million) entered into by Masstores (Pty) Limited on behalf of Makro are included in operating lease commitments in land and buildings. These leases terminate in December 2020 and have a discounted present value of R703 million (2005: R716 million). In accordance with IAS 17 *Leases*, the rentals paid are amortised over the entire remaining lease period on a straight-line basis.

	Group		
	2006 **Rm**	2005 Restated Rm	2005 As previously reported Rm
29. Contingent liabilities			
Guarantees in respect of creditors of subsidiary company	**–**	1.5	1.5

There are no legal or arbitration proceedings, of which the Group is aware, which would have a material effect on the Group's financial position.



30. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Compensation of key management personnel

The remuneration of directors and other key management (defined as the Massmart Executive Committee) during the year was as follows:

	Group	
	2006 Rm	2005 Rm
Short-term benefits	**56.5**	30.0
Post-employment benefits	**1.5**	1.1
Other long-term benefits	**6.0**	–
Gains on exercise of share options	**16.3**	7.0
	80.3	38.1

The remuneration of directors and key executives is determined by the Remuneration Committee having regard to the performance of individuals and market trends. In 2006 there were three more members of the Executive Committee than in 2005.

Other related party transactions

Certain properties used by Servistar are leased from 152 Alexandra Road Properties (Pty) Limited owned by John Keil. John Keil is a director and the former owner of Servistar.

Certain properties used by CBW are leased from CCW Property Holdings in which Robin Wright has an 8.54% shareholding. Robin Wright is a director and a former owner of CBW.

Certain properties used by De La Rey are leased from the Carlos Gomez Family Trust. Carlos Gomez is a director of De La Rey. Robbie Best, also a director of De La Rey, and Carlos Gomez are minority shareholders in that company.

From time to time, in the normal course of business, Massmart and its divisions make use of private aircraft hired from competitively selected charter companies, two of which operate aircraft indirectly beneficially owned by Mr MJ Lamberti.

Loans to directors have been disclosed in note 14 on page 138.



31. Directors' emoluments

Executive directors' remuneration

The comments below provide further background and context to the figures disclosed in Directors' Emoluments below and Interests of Directors (note 32).

MJ Lamberti

Mark's salary and allowances were unchanged from 2005 at R2.4 million. In line with the Group's Short-term Executive Incentive Scheme which rewards executives based upon growth in HEPS, he received 18 months salary as a bonus. In addition, in recognition of his leadership and role in: acquiring the assets, formulating the strategy and defining the structure of the Massbuild division; formulating and implementing the succession process; concluding the BEE transaction and attracting and retaining executive talent during the 2006 financial year, the Remuneration Committee awarded a discretionary bonus of R3.0 million, taking his total bonus to R6.7 million.

Mark has never owned any options, but in terms of the Employee Share Scheme, he has received interest-bearing loans, subject to fringe benefit tax, for the purchase of shares offered to him by the Company at market price from time to time.

He is currently the indirect non-beneficial owner of 3 100 000 Massmart shares in the Employee Share Scheme. This includes 1 000 000 shares issued in March 2003 pursuant to him signing a four-year service contract (see details on page 112) which expires in June 2007 and which includes a condition that relinquished his eligibility for any subsequent issues from the Share Scheme. The average length of time he has held all of these shares is 4.8 years and the average strike price is R13.79 per share. On 20 September 2005 the loans associated with 1 532 791 shares in the Employee Share Trust were settled and these shares were released to, and are still held by, a company of which Mark is the indirect non-beneficial owner.

During the 2006 financial year, Mark sold 1 552 492 Massmart shares which had been purchased in the open market over four years ago. These shares, which had nothing to do with his Massmart remuneration, were sold for an average price of R60.78. The company referred to above is still the non-beneficial owner of a further 401 746 shares similarly purchased.

GM Pattison

Grant received a 15.8% increase to his salary and allowances for the 2006 financial year, from R1.6 million to R1.86 million. The reason for this exceeding an inflationary increase is that he received a salary increase in May 2006 upon his appointment as CEO Designate. In line with the Group's Short-term Executive Incentive Scheme, he received 18 months salary as bonus. In addition, in recognition of his leadership of: the Masscash turnaround; the creation of the "Vantage" store development decision making tool; the implementation of the Groups broader BEE initiatives and the structuring of Impilo, the staff antiretroviral programme during the 2006 financial year, the Remuneration Committee awarded a discretionary bonus of R0.5 million, taking his total bonus to R3.25 million.

Grant did not sell any Massmart shares or options during the 2006 financial year.

Through the Share Scheme, Grant has purchased 1 185 919 Massmart shares and has 605 219 Massmart options. Included are 750 000 shares with a strike price of R54.13 that were issued to him in May 2006 upon his appointment as CEO Designate. Excluding this recent issue, the average length of time that he has held these shares and options is 3.6 years and the average strike price is R24.42 per share.

GRC Hayward

Guy received a 6.67% increase to his salary and allowances for the 2006 financial year, from R1.5 million to R1.6 million. In line with the Group's Short-term Executive Incentive Scheme, he received 18 months salary as bonus. In addition, in recognition of his leadership of: the seamless implementation of IFRS; the imposition of impeccable reporting and accounting standards in the newly acquired businesses; and the structuring and legalities surrounding the BEE transaction during the 2006 financial year, the Remuneration Committee awarded a discretionary bonus of R0.5 million, taking his total bonus to R2.7 million.

During the 2006 financial year, Guy converted and sold 125 000 Massmart options which he had held for more than four years, realising a taxable gain of R5.1 million.

Through the Share Scheme, Guy has 552 524 Massmart shares and 500 000 Massmart options. The average length of time that he has held these shares and options is 3.6 years and the average strike price is R24.76 per share.

S Nothnagel

Fanus received a 7.3% increase to his salary and allowances for the 2006 financial year, from R1.8 million to R1.93 million. In line with the Group's Short-term Executive Incentive Scheme, he received 18 months salary as bonus. In addition, in recognition of his role in achieving exceptional trading and operational results in both Massdiscounters and Masswarehouse which he ran concurrently for the first three months of the 2006 financial year, the Remuneration Committee awarded a discretionary bonus of R0.5 million, taking his total bonus to R2.6 million.

During the 2006 financial year, Fanus converted and sold 74 552 Massmart options which he had held for almost three years, realising a taxable gain of R3.2 million.

Through the Share Scheme, Fanus has 944 688 Massmart options. The average length of time that he has held these options is 1.5 years and the average strike price is R36.10 per share.



	Services as directors of Massmart Holdings Limited R000	Salary and allow-ances R000	Bonuses and perfor-mance-related pay-ments[8] R000	Other benefits R000	Retire-ment and related benefits R000	Other-wise in connec-tion with the affairs of Massmart Holdings Limited R000	Sub-total R000	Fringe benefit of interest-free loans used to finance shares[9] R000	Gains on exercise of share options R000	Total R000
31. Directors' emoluments *continued*										
For the year ended 30 June 2006										
Executive directors										
Lamberti, MJ [1]	–	**2 400**	**6 712**	**534**	**189**	–	**9 835**	**1 552**	–	**11 387**
Lamberti, MJ [2]	–	–	–	–	–	–	–	**1 189**	–	**1 189**
Pattison, GM [6]		**1 863**	**3 250**	**24**	**179**	–	**5 316**	**564**	–	**5 880**
Hayward, GRC	–	**1 600**	**2 731**	**198**	**168**	–	**4 697**	**1 112**	**5 123**	**10 932**
Nothnagel, S [7]	–	**1 931**	**2 633**	**15**	**184**	–	**4 763**	–	**3 203**	**7 966**
	–	**7 794**	**15 326**	**771**	**720**	–	**24 611**	**4 417**	**8 326**	**37 354**
Non-executive directors										
Seabrooke, CS [4]	**660**	–	–	–	–	–	**660**	–	–	**660**
Brand, MD [10]	**283**	–	–	–	–	–	**283**	–	–	**283**
Combi, ZL	**250**	–	–	–	–	–	**250**	–	–	**250**
Hodkinson, J [5]	**166**	–	–	–	–	–	**166**	–	–	**166**
Langeni, P [5]	**205**	–	–	–	–	–	**205**	–	–	**205**
Matthews, IN	**577**	–	–	–	–	**30**	**607**	–	–	**607**
Maw, P	**322**	–	–	–	–	–	**322**	–	–	**322**
Mokhobo, DNM	**283**	–	–	–	–	–	**283**	–	–	**283**
Rubin, MJ	**205**	–	–	–	–	–	**205**	–	–	**205**
	2 951	–	–	–	–	**30**	**2 981**	–	–	**2 981**
Total	**2 951**	**7 794**	**15 326**	**771**	**720**	**30**	**27 592**	**4 417**	**8 326**	**40 335**

1. *MJ Lamberti's salary will not be increased for the duration of his contract*
2. *Relates to the 1 000 000 shares issued pursuant to the signing in March 2003 of a four-year service contract. For information regarding MJ Lamberti's service contract see page 114 of the Directors' report*
3. *Appointed as non-executive director 1 January 2004 and resigned 7 December 2004*
4. *Appointed Chairman 1 July 2003*
5. *Appointed 25 August 2004*
6. *Executive director from 7 December 2004*
7. *Executive director from 25 May 2005*
8. *In order to match incentive awards with the performance to which they relate, bonuses above reflect the amounts accrued in respect of each year and not amounts paid in that year*
9. *Held in terms of the rules of the Company's share scheme*
10. *Individual not recipient of fees – fees paid directly to company*



31. Directors' emoluments *continued*

For the year ended 30 June 2005

	Services as directors of Massmart Holdings Limited R000	Salary and allow-ances R000	Bonuses and perfor-mance-related pay-ments[8] R000	Other benefits R000	Retire-ment and related benefits R000	Other-wise in connec-tion with the affairs of Massmart Holdings Limited R000	Sub-total R000	Fringe benefit of interest-free loans used to finance shares[9] R000	Gains on exercise of share options R000	Total R000
Executive directors										
Lamberti, MJ [1]	–	2 400	2 700	382	195	–	5 677	2 033	–	7 710
Lamberti, MJ [2]	–	–	–	–	–	–	–	1 399	–	1 399
Pattison, GM [6]	–	1 608	1 075	14	156	–	2 853	679	–	3 532
Hayward, GRC	–	1 500	1 750	173	161	–	3 584	302	5 324	9 210
Nothnagel, S [7]	–	1 799	2 285	14	172	–	4 270	–	787	5 057
	–	7 307	7 810	583	684	–	16 384	4 413	6 111	26 908
Non-executive directors										
Seabrooke, CS [4]	635	–	–	–	–	–	635	–	3 059	3 694
Barrett, DG [3]	103	–	–	–	–	–	103	58	2 305	2 466
Brand, MD [10]	235	–	–	–	–	–	235	–	–	235
Combi, ZL	160	–	–	–	–	–	160	–	–	160
Hodkinson, J [5]	137	–	–	–	–	38	175	–	–	175
Langeni, P [5]	137	–	–	–	–	–	137	–	–	137
Matthews, IN	555	–	–	–	–	30	585	–	–	585
Maw, P	310	–	–	–	–	–	310	–	–	310
Mokhobo, DNM	235	–	–	–	–	–	235	–	–	235
Rubin, MJ	160	–	–	–	–	–	160	–	–	160
	2 667	–	–	–	–	68	2 735	58	5 364	8 157
Total	2 667	7 307	7 810	583	684	68	19 119	4 471	11 475	35 065

1. *MJ Lamberti's salary will not be increased for the duration of his contract*
2. *Relates to the 1 000 000 shares issued pursuant to the signing in March 2003 of a four-year service contract. For information regarding MJ Lamberti's service contract see page 112 of the Directors' report*
3. *Appointed as non-executive director 1 January 2004 and resigned 7 December 2004*
4. *Appointed Chairman 1 July 2003*
5. *Appointed 25 August 2004*
6. *Executive director from 7 December 2004*
7. *Executive director from 25 May 2005*
8. *In order to match incentive awards with the performance to which they relate, bonuses above reflect the amounts accrued in respect of each year and not amounts paid in that year*
9. *Held in terms of the rules of the Company's share scheme*
10. *Individual not recipient of fees – fees paid directly to company*



32. Interests of directors in the Company's share scheme

Options allocated to purchase shares/shares issued

	Number of shares/ options issued	Issue date	Issue price (R)	Expiry date	Shares/ options opening balance	Shares/ options closing balance
For the year ended 30 June 2006						
Executive directors						
Lamberti, MJ					**3 632 791**	**2 100 000**
Lamberti, MJ *					**1 000 000**	**1 000 000**
Pattison, GM	**750 000**	**23 May 2006**	**54.13**	**22 May 2012**	**1 041 138**	**1 791 138**
Hayward, GRC	**150 000**	**23 May 2006**	**54.13**	**22 May 2012**	**1 027 524**	**1 052 524**
Nothnagel, S	**200 000**	**23 May 2006**	**54.13**	**22 May 2012**	**819 240**	**944 688**
For the year ended 30 June 2005						
Executive directors						
Lamberti, MJ					3 632 791	3 632 791
Lamberti, MJ *					1 000 000	1 000 000
Pattison, GM	400 000	1 April 2005	41.91	31 March 2011	791 138	1 041 138
Hayward, GRC	200 000	1 April 2005	41.91	31 March 2011	1 027 524	1 027 524
Nothnagel, S	400 000	1 April 2005	41.91	31 March 2011	449 240	819 240
Non-executive directors						
Seabrooke, CS					118 300	–
Rubin, MJ **					80 925	–

Gains on the exercise of share options or sale of shares

	Number of shares/ options	Issue date	Issue price (R)	Exercise/ Sale date	Exercise/ Sale price (R)	Gain R000
For the year ended 30 June 2006						
Executive directors						
Hayward, GRC	**75 000**	**27 August 2001**	**10.95**	**17 November 2005**	**52.56**	**3 121**
Hayward, GRC	**50 000**	**27 August 2001**	**10.95**	**28 November 2005**	**51.00**	**2 002**
Nothnagel, S	**74 552**	**1 April 2003**	**17.82**	**28 February 2006**	**60.78**	**3 203**
For the year ended 30 June 2005						
Executive directors						
Pattison, GM	150 000	13 November 2000	12.25	21 September 2004	36.72	3 670
Hayward, GRC	200 000	27 August 2001	10.95	22 September 2004	35.57	5 324
Nothnagel, S	30 000	1 April 2003	17.82	28 April 2005	44.06	787
Non-executive directors						
Barrett, DG	72 500	27 August 2001	10.95	28 October 2004	42.74	2 305
Seabrooke, CS	59 150	10 March 2000	14.61	10 September 2004	37.64	1 362
Seabrooke, CS	29 575	10 March 2000	14.61	22 September 2004	37.57	679
Seabrooke, CS	29 575	10 March 2000	14.61	10 March 2005	49.03	1 018

* *Applicable to the issue of 1 000 000 shares pursuant to the signing of a four-year service contract in March 2003.*

** *Director settled his loan to the Massmart Limited Employee Share Trust and took transfer of the shares on 1 July 2004.*



32. Interests of directors in the Company's share scheme *continued*

Details of directors' share options per executive director:

2005	Movement date	Subscription price	Market price	Number of shares/share options	Expiry date
Lamberti, MJ					
Balance at the beginning of the year				4 632 791	
Shares transferred to Ratelimb (Pty) Limited *				(1 532 791)	
Options exercised				–	
New options granted				–	
Balance at the end of the year				3 100 000	
Comprising:	4 July 2000	12.50		1 500 000	3 July 2010
	27 August 2001	10.95		600 000	26 August 2011
	13 March 2003	17.42		1 000 000	12 March 2009
Pattison, GM					
Balance at the beginning of the year				1 041 138	
New shares granted	23 May 2006	54.13		750 000	22 May 2012
Balance at the end of the year				1 791 138	
Comprising:	13 November 2000	12.25		400 000	12 November 2010
	27 August 2001	10.95		150 000	26 August 2011
	27 May 2003	18.98		55 219	26 May 2009
	26 May 2004	29.87		35 919	25 May 2010
	1 April 2005	41.91		400 000	31 March 2011
	23 May 2006	54.13		750 000	22 May 2012
Hayward, GRC					
Balance at the beginning of the year				1 027 524	
Options exercised	17 November 2005	10.95	52.56	(75 000)	
	28 November 2005	10.95	51.00	(50 000)	
New shares granted	23 May 2006	54.13		150 000	22 May 2012
Balance at the end of the year				1 052 524	
Comprising:	10 March 2000	14.61		158 643	9 March 2010
	13 November 2000	12.25		100 000	12 November 2010
	27 August 2001	10.95		350 000	26 August 2011
	19 November 2002	17.43		50 000	18 November 2008
	26 May 2004	29.87		43 881	25 May 2010
	1 April 2005	41.91		200 000	31 March 2011
	23 May 2006	54.13		150 000	22 May 2012
Nothnagel, S					
Balance at the beginning of the year				819 240	
Options exercised	28 February 2006	17.82	60.78	(74 552)	
New options granted	23 May 2006	54.13		200 000	22 May 2012
Balance at the end of the year				944 688	
Comprising:	1 April 2003	17.82		313 658	31 March 2009
	26 May 2004	29.87		31 030	25 May 2010
	1 April 2005	41.91		400 000	31 March 2011
	23 May 2006	54.13		200 000	22 May 2012

** Ratelimb (Pty) Limited is a company indirectly and non-beneficially owned by Mr MJ Lamberti.*



	Number of shares in issue 000s	Effective holding %	Shares at book value Rm	Indebtedness Rm
33. Principal subsidiaries				
Details of Massmart's material subsidiary companies are as follows:				
Name of company				
CBW Holdings (Pty) Limited	–	100	1.0	6.8
De La Rey 1001 Building Materials (Pty) Limited	–	51	28.4	48.2
Federated Timbers (Pty) Limited	–	100	–	0.4
Jumbo Cash & Carry (Pty) Limited	–	100	74.5	–
Massmart Management and Finance Company (Pty) Limited	–	100	–	(243.0)
Masstores (Pty) Limited	200	100	–	(408.3)
Servistar (Pty) Limited	–	100	–	112.7
Shield Buying and Distribution (Pty) Limited	4 443	100	30.4	14.5
Massmart International Holdings Limited	–	100	–	81.5
			134.3	(387.2)

	Group		
	2006 Rm	2005 Restated Rm	2005 As previously reported Rm
Profit after tax	**858.5**	667.4	693.9
Loss after tax	**(5.3)**	(84.9)	(84.9)
Profit for the year	**853.2**	582.5	609.0

All subsidiaries listed above are incorporated in South Africa, with the exception of Massmart International Holdings limited which is incorporated in Mauritius.

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

The above includes amounts relating to continuing and discontinued operations. Details on the discontinued operation can be found in note 3 on page 126.



	Group		
	2006 Rm	2005 Restated Rm	2005 As previously reported Rm
34. Notes to the cash flow statement			
34.1 Cash flow from trading			
Profit before taxation	**1 300.6**	886.0	916.0
Adjustment for:			
Depreciation, amortisation and impairment	**208.9**	230.9	229.3
Net (gain)/loss on disposal of property, plant and equipment	**(1.1)**	0.3	0.3
Interest income	**(63.8)**	(50.8)	(50.4)
Interest expense	**96.5**	72.8	71.4
Investment income	**(34.6)**	(35.2)	(35.2)
Dividend income	**(3.2)**	–	–
Share-based payments	**17.4**	17.0	–
Loss on discontinued operation	**1.8**	–	–
Unrealised foreign exchange loss	**30.3**	3.5	4.9
Other non-cash movements	**(9.2)**	12.0	12.4
	1 543.6	1 136.5	1 148.7
34.2 Working capital movements			
Increase in inventories	**(560.8)**	(110.9)	(107.8)
(Increase)/decrease in accounts receivables and prepayments	**(91.1)**	57.1	40.2
Increase in accounts payable	**913.9**	167.7	169.9
Decrease in provisions	**(1.6)**	(3.4)	(4.4)
	260.4	110.5	97.9
34.3 Taxation paid			
Normal taxation:			
Amounts owing at the beginning of the year	**279.9**	266.7	264.8
Amounts owing at the end of the year	**(259.2)**	(279.9)	(279.1)
Amounts charged to the statement of changes in equity	**17.0**	–	–
Amounts on disposal of discontinued operation	**2.2**	–	–
Amounts acquired from purchase of subsidiary	–	15.7	15.7
Taxation charged to the income statement (excluding deferred taxation)	**447.5**	335.0	333.0
	487.4	337.5	334.4
34.4 Investment to maintain operations			
Land and buildings/leasehold improvements	**35.5**	76.6	76.6
Vehicles	**18.8**	10.7	10.4
Plant and equipment	**100.5**	81.0	81.0
Computer hardware	**18.3**	43.7	87.8
Computer software	**5.4**	44.1	–
	178.5	256.1	255.8



	Group		
	2006 Rm	2005 Restated Rm	2005 As previously reported Rm
34. Notes to the cash flow statement *continued*			
34.5 Investment to expand operations			
Land and buildings/leasehold improvements	**18.1**	63.4	63.4
Vehicles	**6.0**	3.2	3.2
Plant and equipment	**99.0**	63.8	63.6
Computer hardware	**18.1**	9.3	17.7
Computer software	**18.7**	9.4	–
Trademarks and other	**2.3**	–	–
Goodwill	**21.9**	8.5	8.5
	184.1	157.6	156.4
34.6 Proceeds on disposal of property, plant and equipment			
Land and buildings/leasehold improvements	**2.1**	1.3	1.3
Vehicles	**4.6**	2.0	2.0
Plant and equipment	**1.4**	1.2	1.2
Computer equipment	**0.2**	0.6	0.6
	8.3	5.1	5.1
34.7 Investment in subsidiaries			
Fair value of assets and liabilities acquired in subsidiaries:			
Cash and cash equivalents	–	13.9	13.9
Inventories	–	198.4	198.4
Accounts receivable and prepayments	–	92.8	92.8
Property, plant and equipment	–	109.9	109.9
Taxation	–	(15.7)	(15.7)
Trade payables	–	(232.4)	(232.4)
Provisions	–	(10.9)	(10.9)
Loans	–	(61.3)	(61.3)
Goodwill	–	599.5	599.5
Minorities	–	(2.3)	(2.3)
Other	–	7.0	7.0
Total purchase price	–	698.9	698.9
Less: Cash and cash equivalents of subsidiary	–	(13.9)	(13.9)
Cash impact of acquisition, net of cash and cash equivalents acquired	–	685.0	685.0

	Group		
	2006 **Rm**	2005 Restated Rm	2005 As previously reported Rm
34. Notes to the cash flow statement *continued*			
34.8 Disposal of subsidiary			
Net assets at date of disposal:			
Cash and cash equivalents	**25.9**	–	–
Accounts receivable and prepayments	**(162.6)**	–	–
Property, plant and equipment	**(0.7)**	–	–
Taxation	**(2.2)**	–	–
Trade payables	**112.7**	–	–
Provisions	**4.2**	–	–
Long-term debt	**124.0**	–	–
Loans and investments	**(77.4)**		
Loss on disposal of subsidiary	**1.8**	–	–
Cash and cash equivalents received on sale	**25.7**	–	–
34.9 Cash and cash equivalents at the end of the year			
Cash on hand and balances with banks	**1 441.6**	841.9	841.1
Bank overdrafts	**(65.3)**	(437.1)	(432.1)
Cash and cash equivalents at the end of the year	**1 376.3**	404.8	409.0

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

The above includes amounts relating to the discontinued operation. Details can be found in note 3 on page 126.



35. Financial risk management

Interest rate management

The funding requirements/investment of surplus funds are managed by Massmart through its own commercial bank facilities.

Liquidity risk management

The Group's liquidity requirements are assessed on an ongoing basis as part of the Group's treasury function. No significant risk exists as the Group is conservatively structured and the operations generate positive cash flows.

	Group		
	2006 **Rm**	2005 Restated Rm	2005 As previously reported Rm
Total banking and loan facilities	**3 092.8**	3 130.5	3 130.5
Actual interest-bearing debt	**(756.7)**	(670.4)	(665.2)
Unutilised banking facilities	**2 336.1**	2 460.1	2 465.3

Banking facilities incorporate, amongst others, letters of credit, forward exchange contracts and electronic fund transfers. These facilities have been secured by cross-suretyships between Group companies.

Credit risk management

Potential areas of credit risk include trade and consumer accounts receivable and short-term cash investments.

Trade accounts receivable consist primarily of a large, widespread customer base. Group companies regularly monitor the financial position of their customers. Where considered appropriate, credit guarantee insurance is used. The granting of credit is controlled by application and account limits. Provision is made for both specific and general bad debts, and at the year-end management did not consider there to be any material credit risk exposure that was not already covered by credit guarantee insurance or bad debt provisions.

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

The following table shows the split of credit exposure:

	2006 **%**	2005 Restated %	2005 As previously reported %
Trade accounts receivable	**76**	80	80
Consumer accounts receivable	**24**	20	20
	100	100	100

Currency risk management

All foreign denominated trading liabilities are covered by forward exchange contracts. Foreign denominated assets are not covered by forward exchange contracts.

Fair values of financial instruments

All financial instruments have been classified according to the relevant IAS 39 category. There is no difference between their fair value and carrying value and they are accounted for as follows:

Financial assets

Available-for-sale investments

These are held at fair value and any adjustment to fair value is taken to equity. The total value taken to equity in the year was R nil.

Held-to-maturity investments

These are held at amortised cost less any impairment losses recognised to reflect irrecoverable amounts.

Held-for-trading

These are held at fair value and any adjustment to fair value taken to the income statement. Listed investments are carried at market value by reference to stock exchange quoted selling prices.



35. Financial risk management *continued*

Financial assets *continued*

Originated loans

These are held at cost less any impairment losses recognised to reflect irrecoverable amounts.

Financial liabilities

All financial liabilities are held as non-trading liabilities and are shown at amortised cost.

The cash flows expected from the Group's participation in export partnerships over the next ten to fifteen years cannot, in the opinion of the directors be accurately fair valued and therefore have not been discounted. For fair presentation purposes, it is noted that any fair value impairment in the amounts due to the Group by virtue of its participation in such partnerships would result in a corresponding reduction in the fair value of the related deferred tax liability. Consequently such fair value impairment would have no impact on either cash flow statement or income statement of the Group.

Forward foreign exchange contracts

Forward exchange contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates on specific trading transactions. The Group's policy is to enter into forward contracts for all committed foreign currency purchases.

In the current year, forward foreign exchange contracts have been accounted for according to IAS 39. Fair value has been determined using money market derivative rates at 30 June 2006 and the net gain or exposure on the contracts has been reflected in the financial statements.

At year-end, the open forward exchange contracts were as follows:

	Foreign currency (millions)	Fair value adjustment Rm	Contract equivalent Rm	Average rate
2006				
USD	**49.6**	**35.7**	**303.1**	**6.1**
GBP	**0.3**	**0.5**	**3.8**	**13.7**
Euro	**3.5**	**4.7**	**32.5**	**9.4**
		40.9	**339.4**	
2005				
USD	34.1	4.4	226.6	6.6
GBP	0.2	0.1	2.4	12.0
Euro	1.4	(0.1)	11.8	8.2
		4.4	240.8	

The latest maturity date on open forward foreign exchange contracts is 15 March 2007.



36. Segmental reporting

The Group is organised into four divisions for operational and management purposes, being Massdiscounters, Masswarehouse, Massbuild and Masscash. Massmart reports its primary business segment information on this basis.

	Group						
	Total Rm	Corporate Rm	Mass-discounters Rm	Mass-warehouse Rm	Massbuild Rm	Masscash Rm	Mass-ware-house** Rm
2006							
Primary business segments							
Sales	29 963.6	–	8 095.7	7 661.1	3 892.8	10 314.0	11 553.9
EBITA *	1 333.5	–	546.4	288.3	290.4	208.4	578.7
Net interest (paid)/received	(32.2)	(111.4)	30.0	29.6	6.4	13.2	36.0
Total assets	9 618.4	211.7	3 265.8	2 200.7	1 473.0	2 467.2	3 673.7
Total liabilities	7 665.9	(1 569.6)	3 224.3	2 470.5	1 340.7	2 200.0	3 811.2
Net capital expenditure	354.0	21.4	120.3	34.3	105.6	72.4	139.9
Depreciation and amortisation	202.9	5.1	83.3	43.9	37.6	33.0	81.5
Impairment losses	5.4	–	–	–	–	5.4	–
Non-cash items other than depreciation and impairment	37.9	35.0	(51.3)	21.3	22.3	10.6	43.6
Cash flow from operating activities	918.9	(175.2)	458.6	289.1	191.4	155.0	480.5
Cash flow from investing activities	(459.5)	(128.6)	(118.4)	(50.1)	(105.7)	(56.7)	(155.8)
Cash flow from financing activities	506.0	908.3	(8.3)	0.5	83.3	(477.8)	83.8
2005 (Restated)							
Primary business segments							
Sales	25 381.5	–	7 396.6	7 178.8	1 509.5	9 296.6	8 688.3
EBITA*	992.3	–	466.4	173.6	144.4	207.9	318.0
Net interest (paid)/received	(20.2)	(41.8)	(1.0)	19.0	4.4	(0.8)	23.4
Total assets	8 133.2	74.1	2 588.1	1 904.9	977.6	2 588.5	2 882.5
Total liabilities	6 574.2	(1 483.1)	2 569.4	2 175.8	951.4	2 360.7	3 127.2
Net capital expenditure	408.6	6.2	177.1	132.7	47.1	45.5	179.8
Depreciation and amortisation	157.5	4.9	68.2	41.8	14.9	27.7	56.7
Impairment losses	–	–	–	–	–	–	–
Non-cash items other than depreciation	32.8	(54.1)	7.6	55.7	14.3	9.3	70.0
Cash flow from operating activities	506.3	(104.4)	304.3	245.6	57.3	3.5	302.9
Cash flow from investing activities	(1 110.5)	(555.9)	(173.6)	(122.9)	(150.1)	(108.0)	(273.0)
Cash flow from financing activities	(22.6)	(339.7)	90.6	41.4	103.6	81.5	145.0



	Group						
	Total Rm	Corporate Rm	Mass-discounters Rm	Mass-warehouse Rm	Massbuild Rm	Masscash Rm	Mass-warehouse** Rm
36. Segmental reporting *continued*							
2005 (As previously reported)							
Primary business segments							
Sales	25 632.8	–	7 396.6	7 066.4	1 509.5	9 660.3	8 575.9
EBITA *	1 021.2	–	488.2	176.7	144.6	211.7	321.3
Net interest (paid)/received	(19.2)	(41.8)	(1.0)	20.0	4.4	(0.8)	24.4
Total assets	8 089.2	74.1	2 550.5	1 881.5	977.6	2 605.5	2 859.1
Total liabilities	6 436.5	(1 483.1)	2 450.1	2 157.4	951.4	2 360.7	3 108.8
Net capital expenditure	407.1	6.2	177.1	131.2	47.1	45.5	178.3
Depreciation and amortisation	155.9	4.9	68.2	40.2	14.9	27.7	55.1
Impairment losses	–	–	–	–	–	–	–
Non-cash items other than depreciation	17.8	(56.3)	4.3	53.1	10.7	6.0	63.8
Cash flow from operating activities	510.0	(104.4)	304.3	249.3	57.3	3.5	306.6
Cash flow from investing activities	(1 109.0)	(556.5)	(173.6)	(121.4)	(150.0)	(107.5)	(271.4)
Cash flow from financing activities	(22.6)	(339.7)	90.6	41.4	103.6	81.5	145.0

The Corporate column includes certain consolidation entries.

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

The above results exclude amounts relating to the discontinued operation. Details can be found in note 3 on page 126.

* *EBITA is earnings before interest, tax and asset impairments.*

** *For segmental reporting purposes, Massbuild, comprising Builders Warehouse, Federated Timbers, De La Rey and Servistar, has been excluded from the Masswarehouse division. The Masswarehouse results on the previous basis of reporting have been shown separately to comply with IAS 14* Segment Reporting.

	Group					
	Total 2006 Rm	**South Africa 2006 Rm**	**Rest of Africa 2006 Rm**	Total 2005 Rm	South Africa 2005 Rm	Rest of Africa 2005 Rm
Geographic segments						
(2005 Restated)						
Sales	**29 963.6**	**28 321.5**	**1 642.1**	25 381.5	23 731.2	1 650.3
Segment assets	**9 618.4**	**9 203.8**	**414.6**	8 133.2	7 839.7	293.5
Net capital expenditure	**354.0**	**328.8**	**25.2**	408.6	324.6	84.0
(As previously reported)						
Sales				25 632.8	24 094.9	1 537.9
Segment assets				8 089.2	7 782.4	306.8
Net capital expenditure				407.1	324.6	82.5

2005 has been restated for IFRS and other adjustments. Details can be found in note 2 on pages 124 and 125.

The above results exclude amounts relating to the discontinued operation. Details can be found in note 3 on page 126.



37. Critical accounting judgements and key sources of estimation uncertainty

Critical judgements in applying the entity's accounting policies

In the process of applying the entity's accounting policies, which are described in note 1, management has not made any critical judgements that have a significant effect on the amounts recognised in the financial statements (apart from those involving estimations, which are dealt with below).

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. The carrying amount of goodwill at the balance sheet date was R1 196.4 (2005: R1 149.9). No impairment loss was recognised in the current year and an amount of R72.4 million was recognised in the prior year. Details of the impairment loss calculation are provided in note 11.



38. Shareholder analysis

The following analysis of shareholders was extracted from the shareholders register as at June 2006:

	Number	%	Number of shares	%
Shareholder spread				
1 – 1 000 shares	4 701	70.92	1 487 338	0.74
1 001 – 10 000 shares	1 457	21.98	4 278 030	2.13
10 001 – 100 000 shares	283	4.27	10 604 626	5.27
100 001 – 1000 000 shares	148	2.23	47 920 995	23.84
1 000 001 shares and over	40	0.60	136 749 708	68.02
	6 629	100.00	201 040 697	100.00
Distribution of shareholders				
Banks	186	2.81	125 901 966	62.63
Close corporations	72	1.09	86 368	0.04
Endowment funds	42	0.63	193 187	0.10
Individuals	4 803	72.45	5 435 534	2.70
Insurance companies	40	0.60	6 121 647	3.04
Investment companies	18	0.27	8 296 763	4.13
Medical aid schemes	7	0.11	151 531	0.08
Mutual funds	177	2.67	16 189 113	8.05
Nominees and trusts	826	12.46	2 510 658	1.25
Other corporations	68	1.03	1 639 500	0.82
Pension funds	174	2.62	22 837 935	11.36
Private companies	184	2.78	4 283 707	2.13
Public companies	30	0.45	185 654	0.09
Share trusts	2	0.03	7 207 134	3.58
	6 629	100.00	201 040 697	100.00
Public/non-public shareholders				
Non-public shareholders:				
Directors of the Company	7	0.11	7 178 980	3.57
Share trust	2	0.03	2 368 691	1.18
Public shareholders	6 620	99.86	191 493 026	95.25
	6 629	100.00	201 040 697	100.00

The following analysis of shareholders was extracted from the shareholders register as at June 2006:

	Number of shares	%
Beneficial shareholders holding 5% or more		
The following shareholders held beneficially, directly or indirectly, more than 5% of the Company's shares:		
Public Investment Commissioners	10 284 376	5.12
Foreign custodians holding of 5% or more		
The following custodians held beneficially, directly or indirectly, more than 5% of the Company's shares:		
JP Morgan Chase	38 067 229	18.94
State Street Bank & Trust Co	26 814 953	13.34

For details of the directors' shareholdings see page 111 of the Directors' report.



Massmart Holdings Limited Income Statement

for the year ended 30 June 2006

	Notes	Company 2006 Rm	Company 2005 Rm
Revenue	1	**158.6**	576.7
Management and administration fees received		**41.2**	30.4
Dividends received		**109.5**	545.2
Employment costs		**(23.6)**	(12.8)
Loss on disposal of Furnex		**(77.6)**	–
Net operating costs		**(4.9)**	(5.9)
Operating profit		**44.6**	556.9
Finance costs		**(5.0)**	(7.3)
Finance income		**7.9**	1.1
Net interest received/(paid)		**2.9**	(6.2)
Profit before taxation		**47.5**	550.7
Taxation	2	**(47.6)**	(23.3)
Profit after taxation		**(0.1)**	527.4
Dividends/distribution per share (cents)			
Interim		**130.0**	111.0
Final* (see note 8 on page 131 of the Group accounts)		**80.0**	72.0

** Declared and paid after the financial year-end.*

No financial changes were required to convert Massmart Holdings Limited to IFRS.

Massmart Holdings Limited Balance Sheet

as at 30 June 2006

	Notes	Company 2006 Rm	2005 Rm
Assets			
Non-current assets		**283.1**	1 113.9
Interests in subsidiaries	3	**(145.0)**	745.5
Other investments and loans	4	**425.2**	368.4
Deferred taxation	5	**2.9**	–
Current assets		**19.0**	14.6
Trade receivable and prepayments		**2.3**	14.6
Cash and cash equivalents		**16.7**	–
Total assets		**302.1**	1 128.5
Equity and liabilities			
Capital and reserves		**212.5**	654.8
Share capital	6	**2.0**	2.0
Share premium	7	**262.6**	209.4
Retained profit		**(52.1)**	443.4
Total equity		**212.5**	654.8
Current liabilities		**89.6**	473.7
Trade and other payables		**81.3**	46.7
Taxation		**8.3**	7.0
Cash and cash equivalents		**–**	420.0
Total equity and liabilities		**302.1**	1 128.5

No financial changes were required to convert Massmart Holdings Limited to IFRS.



Massmart Holdings Limited Cash Flow Statement

for the year ended 30 June 2006

	Notes	Company 2006 Rm	Company 2005 Rm
Cash flow from operating activities			
Cash flow from trading	9.1	**12.3**	(36.9)
Working capital movements	9.2	**(12.0)**	(1.6)
Cash generated/(utilised) from operations		**0.3**	(38.5)
Interest received		**7.9**	1.1
Interest paid		**(5.0)**	(7.3)
Investment income		**109.5**	545.2
Taxation paid		**(49.2)**	(19.9)
Dividends/distribution to shareholders paid		**(403.5)**	(416.4)
Net cash (outflow)/inflow from operating activities		**(340.0)**	64.2
Change in subsidiary shareholding		**–**	(20.4)
Disposal of subsidiary	9.3	**24.8**	–
Loans and other investments		**698.7**	(482.9)
Net cash inflow/(outflow) from investing activities		**723.5**	(503.3)
Shares issued (net of costs)		**71.5**	18.8
Acquisition of treasury shares		**(18.3)**	–
Net cash inflow from financing activities		**53.2**	18.8
Net increase/(decrease) in cash and cash equivalents		**436.7**	(420.3)
Cash and cash equivalents at the beginning of the year		**(420.0)**	0.3
Cash and cash equivalents at the end of the year		**16.7**	(420.0)

No financial changes were required to convert Massmart Holdings Limited to IFRS.

Massmart Holdings Limited Statement of Changes in Equity

for the year ended 30 June 2006

	Company			
	Share capital Rm	Share premium Rm	Retained profit Rm	**Total Rm**
Balance as at 30 June 2004	2.0	356.4	193.9	**552.3**
Profit for the year	–	–	527.4	**527.4**
Share trust loss	–	–	(56.8)	**(56.8)**
Issue of shares (net of costs)	–	18.8	–	**18.8**
Dividends paid	–	–	(221.1)	**(221.1)**
Treasury shares		29.5		**29.5**
Share premium distribution to shareholders	–	(195.3)	–	**(195.3)**
Balance as at 30 June 2005	2.0	209.4	443.4	**654.8**
Profit for the year	–	–	(0.1)	**(0.1)**
Share trust loss	–	–	(91.9)	**(91.9)**
Issue of shares (net of costs)	–	71.5	–	**71.5**
Dividends paid	–	–	(403.5)	**(403.5)**
Treasury shares	–	(18.3)	–	**(18.3)**
Balance as at 30 June 2006	**2.0**	**262.6**	**(52.1)**	**212.5**

No financial changes were required to convert Massmart Holdings Limited to IFRS.



Notes to the Annual Financial Statements

for the year ended 30 June 2006

		Company	
		2006	2005
		Rm	Rm
1.	**Revenue**		
	Dividends received	**109.5**	545.2
	Interest received	**7.9**	1.1
	Management and administration fees received	**41.2**	30.4
		158.6	576.7
2.	**Taxation**		
	Current year		
	South African normal tax		
	Current tax	**5.8**	3.9
	Deferred tax	**(2.9)**	0.1
	Secondary tax on companies	**43.4**	19.2
		46.3	23.2
	Prior year under/(over) provision:		
	South African normal tax		
	Current tax	**1.3**	0.1
		1.3	0.1
	Total	**47.6**	23.3
	The rate of taxation is reconciled as follows:	**%**	%
	Standard corporate tax rate	**29.0**	29.0
	Exempt income	**(66.8)**	(28.7)
	Disallowable expenditure	**1.2**	0.4
	Prior year under provision	**2.7**	3.5
	Secondary tax on companies	**84.9**	–
	Loss on sale of Furnex Stores (Pty) Limited	**47.3**	–
	Other	**1.8**	0.0
	Effective rate	**100.1**	4.2
		2006	2005
		Rm	Rm
3.	**Interest in subsidiaries**		
	Shares at cost less amounts written off	**134.3**	134.3
	Amounts owing (to)/by subsidiaries	**(279.3)**	611.2
		(145.0)	745.5

Details of net shares at cost can be found note 33 on page 157 of the Group accounts.

		2006	2005
4.	**Other investments and loans**		
	Unlisted investments		
	Preference shares – Fullimput 65 (Pty) Limited[1]	**420.5**	364.3
	Investment in Imagegate Limited (UK)[2]	**4.7**	4.1
		425.2	368.4

The directors' valuation of the unlisted investments at 30 June 2006 is R425.2 million (2005: R368.4 million). The preference share investment represents cumulative preference shares in Fullimput 65 (Pty) Limited. A long-term liability of the Group is secured by a cession of the preference shares.

Notes

1. Classified as a "held-to-maturity" financial asset for IAS 39 purposes.

2. Classified as a "loan and receivable" financial asset for IAS 39 purposes.

For IAS 39 accounting treatment of these financial assets, see note 35 in the Group accounts.



	Company	
	2006 **Rm**	2005 Rm
5. Deferred taxation		
The major movements during the year are analysed as follows:		
Net asset at the beginning of the year	–	–
Charge to profit or loss for the year	**2.9**	–
Net asset at the end of the year	**2.9**	–
The major components of deferred taxation are analysed as follows:		
Other temporary differences	**2.9**	–
	2.9	–
6. Share capital		
Authorised		
500 000 000 (2005: 500 000 000) ordinary shares of 1 cent each	**5.0**	5.0
20 000 000 (2005: nil) non-redeemable cumulative non-participating preference shares of 1 cent each	**0.2**	–
18 000 000 (2005: nil) "A" Convertible redeemable non-cumulative participating preference shares of 1 cent each	**0.2**	–
2 000 000 (2005: nil) "B" Convertible redeemable participating preference shares of 1 cent each	–	–
Issued		
201 040 697 (2005: 199 640 697) ordinary shares of 1 cent each	**2.0**	2.0

Except for the issue of 1 400 000 ordinary shares issued in terms of the Massmart share incentive scheme, there were no other movements in the share capital of the Company during the current reporting period.

Included in the issued share capital are 335 764 treasury shares. There were no treasury shares in the prior year.

The directors have the authority, until the next annual general meeting, to issue the ordinary shares of the Company up to a maximum of 5% of the shares already issued.

The directors have the authority, until the next annual general meeting, to issue the preference shares of the Company.

The following options granted to employees in terms of the employee share incentive scheme have not yet been exercised: 12 234 468 (2005: 13 621 884) Massmart ordinary shares at considerations ranging from R12.37 to R58.74 (2005: R12.37 to R45.24).



	Company	
	2006	2005
	Rm	Rm
7. Share premium		
Opening balance	**209.4**	356.4
Premium on shares issued during the year net of costs	**71.5**	18.8
Treasury shares	**(18.3)**	29.5
Distribution to shareholders	**–**	(195.3)
	262.6	209.4
8. Contingent liabilities		
Cross-suretyships under banking and other financial facilities	**3 795.8**	3 846.5
	3 795.8	3 846.5

Banking facilities incorporate, amongst others, letters of credit, forward exchange contracts and electronic fund transfers. These facilities have been secured by cross-suretyships between Group companies.

Other financial facilities relate to Promissory notes that represent commitments under non-cancellable operating leases of R1 172 million (2005: R1 275 million) entered into by Masstores (Pty) Limited on behalf of Makro are included in operating lease commitments in land and buildings. These leases terminate in December 2020 and have a discounted present value of R703 million (2005: R716 million). In accordance with IAS 17 *Leases*, the rentals paid are amortised over the entire remaining lease period on a straight-line basis.

	Company	
	2006 Rm	2005 Rm
9. Notes to the cash flow statement		
9.1 Cash flow from trading		
Profit before taxation	**47.5**	550.7
Adjustment for:		
Interest received	**(7.9)**	(1.1)
Interest paid	**5.0**	7.3
Investment income	**(109.5)**	(545.2)
Other non-cash movements	**77.2**	(48.6)
	12.3	(36.9)
9.2 Working capital movements		
Decrease/(increase) in accounts receivable	**14.4**	(4.4)
(Decrease)/increase in accounts payable	**(26.4)**	2.8
	(12.0)	(1.6)
9.3 Disposal of subsidiary		
Net assets at date of disposal:		
Cash and cash equivalents	**26.8**	–
Accounts receivable and prepayments	**(162.6)**	–
Property, plant and equipment	**(0.7)**	–
Taxation	**(2.2)**	–
Trade payables	**112.7**	–
Provisions	**4.2**	–
Long-term debt	**124.0**	–
Loans and investments	**(77.4)**	–
	24.8	–
Cash and cash equivalents received on sale	**24.8**	–



Notice of Annual General Meeting

for the year ended 30 June 2006

Notice is hereby given that the annual general meeting of the Company will be held at 08:30 at Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton on Wednesday, 22 November 2006, for purposes of:

1. Transacting the following business:
   - 1.1 to receive and adopt the annual financial statements of the Company and the Group for the year ended 30 June 2006;
   - 1.2 to elect directors in the place of those retiring in accordance with the Company's Articles of Association; and
   - 1.3 to transact such other business as may be transacted at an annual general meeting.
2. Considering and, if deemed fit, passing, with or without modification, the following ordinary and special resolutions:

Ordinary resolutions

1. "Resolved that the annual financial statements of the Company and the Group for the year ended 30 June 2006, circulated together with this notice, be and are hereby adopted."

2. "Resolved that Mr MD Brand, who now resigns by rotation and has offered himself for re-election, be and is hereby re-elected to the Board of directors of the Company."

3. "Resolved that Mr ZL Combi, who now resigns by rotation and has offered himself for re-election, be and is hereby re-elected to the Board of directors of the Company."

4. "Resolved that Mr GRC Hayward, who now resigns by rotation and has offered himself for re-election, be and is hereby re-elected to the Board of directors of the Company."

5. "Resolved that Mr IN Matthews, who now resigns by rotation and has offered himself for re-election, be and is hereby re-elected to the Board of directors of the Company."

6. "Resolved that Mr P Maw, who now resigns by rotation and has offered himself for re-election, be and is hereby re-elected to the Board of directors of the Company."

7. "Resolved that the non-executive directors' annual remuneration for the 2007 financial year be set as follows:

Chairman	R500 000
Directors	R175 000
Committee chairmen	R175 000
Committee members	R82 000"

8. "Resolved that Messrs Deloitte & Touche be and are hereby re-elected as the Company's auditors for the ensuing financial year."

9. "Resolved that all the ordinary shares in the authorised but unissued share capital of the Company be and are hereby placed under the control of the directors in terms of section 221(2) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), who shall be authorised to allot and issue such shares to such person or persons on such terms and conditions as they may deem fit but not exceeding 5% of the number of shares already in issue. Such allotment will be in accordance with the Act and the Listings Requirements of the JSE Limited ("the JSE")".

10. "Resolved that, subject to the JSE Listings Requirements, the directors be and are hereby authorised to issue the ordinary shares in the authorised but unissued share capital of the Company for cash to such person or persons on such terms and conditions as they may deem fit, subject to the following:
    - 10.1 the shares shall be of a class already in issue;
    - 10.2 the shares shall be issued to public shareholders (as defined in the JSE Listings Requirements) and not to related parties (as defined in the JSE Listings Requirements);
    - 10.3 the issues in the aggregate in any one financial year shall not exceed 5% (five percent) of the number of shares already in issue;
    - 10.4 the maximum discount at which the shares may be issued shall be 10% (ten percent) of the weighted average traded price of the shares over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors;
    - 10.5 the authority hereby granted will be valid until the Company's next annual general meeting or for a period of 15 (fifteen) months, whichever period is shorter;
    - 10.6 once the securities have been issued, the Company shall publish an announcement in accordance with paragraph 11.22 of the JSE Listings Requirements."

11. "Resolved that all the preference shares in the authorised but unissued share capital of the Company be and are hereby placed under the control of the directors in terms of section 221(2) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), who shall be



authorised to allot and issue such shares to such person or persons on such terms and conditions as they may deem fit. Such allotment will be in accordance with the Act and the Listings Requirements of the JSE Limited.

12. "Resolved that, subject to the JSE Listings Requirements, the directors be and are hereby authorised to issue the preference shares in the authorised but unissued share capital of the Company for cash to such person or persons on such terms and conditions as they may deem fit, subject to the following:
    12.1 the shares shall be issued to public shareholders (as defined in the JSE Listings Requirements) and not to related parties (as defined in the JSE Listings Requirements);
    12.2 the authority hereby granted will be valid until the Company's next annual general meeting or for a period of 15 (fifteen) months, whichever period is shorter;
    12.3 once the securities have been issued, the Company shall publish an announcement in accordance with paragraph 11.22 of the JSE Listings Requirements."

The approval of a 75% (seventy-five percent) majority of the votes cast by shareholders present or represented by proxy at the annual general meeting is required for this resolution to become effective:

Special resolution:

1. "Resolved that the Company and its subsidiaries be and are hereby authorised in terms of sections 85(2) and 85(3) of the Act, and the JSE Listings Requirements, from time to time to acquire the ordinary and/or preference shares in the issued share capital of the Company from such shareholder/s, at such price, in such manner and subject to such terms and conditions as the directors may deem fit, but subject to the Articles of Association of the Company, the Act and the JSE Listings Requirements, and provided that:
    1.1 the authority hereby granted will be valid until the Company's next annual general meeting, or for a period of 15 (fifteen) months from the date of registration of this special resolution, whichever period is shorter;
    1.2 acquisitions may not be made at a price greater than 10% (ten percent) above the weighted average of the market value for the shares determined over the 5 (five) business days prior to the date that the price for the acquisition is effected;
    1.3 acquisitions in aggregate in any one financial year shall not exceed 15% (fifteen percent) of that class of the Company's issued ordinary and preference share capital;
    1.4 the repurchase of securities will be effected through the order book operated by the JSE trading system and will be done without any prior understanding or arrangement between the Company and the counter party;
    1.5 the Company will only appoint one agent to effect the repurchases on the Company's behalf;
    1.6 the Company will only undertake a repurchase of securities if, after such repurchases, the Company complies with the JSE Listings Requirements shareholder spread requirements;
    1.7 neither the Company nor its subsidiaries will repurchase securities during a prohibited period (as defined in the JSE Listings Requirements);
    1.8 an announcement complying with 11.27 of the JSE Listings Requirements will be published by the Company when the Company and/or its subsidiaries have cumulatively repurchased 3% (three percent) of the Company's issued ordinary and/or preference share capital and for each 3% (three percent) in aggregate thereafter."

Statement by the Board of Directors

In accordance with the JSE Listings Requirements, the directors state that:

a) the intention of the directors is to utilise the authority at a future date, provided that the cash resources of the Company are in excess of its requirements. In this regard, the directors will take into account, inter alia, an appropriate capitalisation structure for the Company and the long-term cash needs of the Company, and will ensure that any such utilisation is in the interests of the shareholders;

b) having considered the effect of the maximum number of ordinary and preference shares that may be acquired pursuant to the authority and the date upon which such acquisition/s will take place:
    - the Company and its subsidiaries will be able in the ordinary course of business to pay their debts for a period of twelve months after the date of this notice of annual general meeting;
    - the assets of the Company and its subsidiaries will be in excess of the liabilities of the Company and its subsidiaries for a period of twelve months after the date of this notice of annual general meeting, such



assets and liabilities being fairly valued in accordance with International Financial Reporting Standards and in accordance with the accounting policies used in the Company and the Group annual financial statements for the year ended 30 June 2006;
- the issued share capital and reserves of the Company and its subsidiaries will be adequate for purposes of the business of the Company and its subsidiaries for a period of twelve months after the date of this notice of annual general meeting;
- the working capital available to the Company and its subsidiaries will be adequate for purposes of the business of the Company and its subsidiaries for a period of twelve months after the date of this notice of annual general meeting.

The Company will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of the JSE Listings Requirements, prior to the commencement of any purchase of the Company's shares on the open market.

Reason and effect

The reason for special resolution number 1 is to give a mandate to the directors to repurchase ordinary and preference shares in the Company.

The effect of special resolution number 1 will be that the Company and its subsidiaries will be authorised to acquire ordinary and preference shares in the Company.

Voting and proxies

All holders of ordinary shares in the Company will be entitled to attend and vote at the annual general meeting. Subject to any rights or restrictions for the time being attached to any ordinary shares, on a show of hands, every shareholder who is present in person, or in the case of a company, the representative appointed in terms of section 188 of the Act, shall have one vote. On a poll, each shareholder shall have so many votes for each share as is determined in accordance with section 195 of the Act, read with the Company's Articles of Association.

In terms of the Listings Requirements, Massmart shares held by and registered in the name of The Massmart Holdings Limited Employees Share Trust will not have their votes at the annual general meeting taken into account for Listings Requirements resolution approval purposes.

If you hold certificated shares (i.e. have not dematerialised your shares in the Company) or are registered as an own name dematerialised shareholder, then:

- you may attend and vote at the annual general meeting; alternatively
- you may appoint a proxy to represent you at the annual general meeting by completing the attached form of proxy and returning it to the registered office of the Company to be received by no later than 48 hours prior to the time appointed for the holding of the meeting (excluding Saturdays, Sundays, and public holidays).

If you own dematerialised shares (i.e. have replaced the paper share certificates representing the shares with electronic records of ownership under the JSE's electronic settlement system, STRATE Limited ("STRATE")) and are not registered as an "own name dematerialised shareholder" (i.e. specifically instructed your Central Security Depository Participant ("CSDP") to hold your shares in your own name on the Company's sub-register), then, subject to the mandate between yourself and your CSDP or broker:

- if you wish to attend the annual general meeting you must contact your CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively,
- if you are unable to attend the annual general meeting but wish to be represented at the meeting, you must contact your CSDP or broker, as the case may be, and furnish it with your voting instructions in respect of the annual general meeting. You must not complete the attached form of proxy. The instructions must be provided in accordance with the mandate between yourself and your CSDP or broker, as the case may be, within the time period required by your CSDP or broker, as the case may be.

CSDPs, brokers or their nominees, as the case may be, recorded in the Company's sub-register should, when authorised in terms of their mandate or instructed to do so by the owner on behalf of whom they hold dematerialised shares in the Company, vote by either appointing a duly authorised representative to attend and vote at the annual general meeting or by completing the attached form of proxy in accordance with the instructions thereon and returning it to the registered office of the Company to be received not less than 48 hours prior to the time appointed for the holding of the meeting.

In terms of the JSE Listing Requirements for special resolution 1, general information is included in the annual report attached, including:

(i) Directors and management (pages 10 – 13);



(ii) Major shareholders (page 166);
(iii) Material changes (page 110);
(iv) Directors' interest in securities (page 111);
(v) Share capital of the Company (page 140); and
(vi) Litigation (page 112)

The directors whose names appear on pages 10 and 11 of the annual report collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the circular (the notice to the annual general meeting) contains all information required by law and the JSE Listings Requirements.

By order of the Board

Aubrey Cimring
Company Secretary

Johannesburg
17 October 2006



Form of Proxy

Massmart Holdings Limited
Registration number 1940/014066/06
JSE share code MSM
ISIN code ZAE000029534
("Massmart" or "the Company")

Form of proxy for use at the annual general meeting of the Company to be held at 08:30 at Massmart House, 16 Peltier Drive, Sunninghill Extension 6, Sandton on Wednesday, 22 November 2006

Only certificated and own name dematerialised shareholders may complete a form of proxy or alternatively attend the annual general meeting.

I/We ______________________________

of ______________________________

being a member/members of the abovementioned company and holding ______________ shares in the Company

hereby appoint: ______________________________

or failing him/her, ______________________________

or failing him/her, the chairman of the annual general meeting as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the Company to be held at 08:30 on Wednesday, 22 November 2006 at Massmart House, 16 Peltier Drive, Sunninghill Extension 6, Sandton and at every adjournment of that meeting.

Signed at ______________ this ________ day of ______________ 2006

Signature ______________________________

Please indicate with an "X" in the appropriate space below how you wish your vote to be cast. If you return this form duly signed, without any specific directions, the proxy shall be entitled to vote as he/she thinks fit.

	In favour of resolution	Against resolution	Abstain from voting
Ordinary resolutions 1. Adoption of the annual financial statements			
2. Re-election of Mr MD Brand to the Board of Directors			
3. Re-election of Mr ZL Combi to the Board of Directors			
4. Re-election of Mr GRC Hayward to the Board of Directors			
5. Re-election of Mr IN Matthews to the Board of Directors			
6. Re-election of Mr P Maw to the Board of Directors			
7. Approval of the non-executive directors' annual remuneration			
8. Re-election of Messrs Deloitte & Touche as the Company's auditors			
9. Placement of the unissued ordinary share capital under the control of the directors			
10. Authorisation for the directors to issue ordinary shares for cash, limited to 5% of the shares in issue			
11. Placement of the unissued preference share capital under the control of the directors			
12. Authorisation for the directors to issue preference shares for cash			
Special resolution 1. Authority for the Company to buy back its own shares			

A member entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company. Proxies must be lodged at the registered office of the Company not less than 48 (forty-eight) hours before the time for holding the meeting.

Notes to the Proxy

1. A form of proxy is only to be completed by those ordinary shareholders who are:
   1.1 holding ordinary shares in certified form; or
   1.2 recorded on sub-register electronic form in "own name".

2. If you have already dematerialised your ordinary shares through a Central Securities Depository Participant ("CSDP") or broker and wish to attend the annual general meeting, you must request your CSDP or broker to provide you with a letter of representation or you must instruct your CSDP or broker to vote by proxy on your behalf in terms of the agreement entered into between yourself and your CSDP or broker.

3. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided. The person whose name stands first on the form of proxy and who is present at the annual general meeting of shareholders will be entitled to act as proxy to the exclusion of those whose names follow.

4. A member's instructions to the proxy must be indicated by the insertion of the relevant numbers of votes exercisable by the member in the space provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the member's votes exercisable thereat. A member or the proxy is not obliged to use all the votes exercisable by the member or by the proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the member or by the proxy.

5. Forms of proxy must be lodged with or posted to the Company's registered office, Massmart House, 16 Peltier Drive, Sunninghill, Extension 6, Sandton, 2196 (Private Bag X4, Sunninghill, 2157), to be received no later than 08:30 on Monday, 20 November 2006.

6. The completion and lodging of this form of proxy will not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.

7. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity or other legal capacity must be attached to this form of proxy, unless previously recorded by the transfer secretaries or waived by the chairman of the annual general meeting.

8. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

9. Notwithstanding the aforegoing, the chairman of the annual general meeting may waive any formalities that would otherwise be a prerequisite for a valid proxy.

10. If any shares are jointly held, the first name appearing in the register shall, in the event of any dispute, be taken as a member.



Administration

Company Secretary	A Cimring, CA(SA)
Registered office	Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton, 2196
Postal address	Private Bag X4, Sunninghill, 2157
Telephone number	+ 27 (0) 11 517 0000
Fax number	+ 27 (0) 11 517 0020
Website	http://www.massmart.co.za
Company registration number	1940/014066/06
JSE share code	MSM
ISIN code	ZAE000029534
Transfer secretaries	Computershare Limited, Investor Services Division, 70 Marshall Street, Johannesburg, 2001
Principal bankers	Nedbank Group Limited, ABSA Bank Limited, The Standard Bank of South Africa Limited, First National Bank (A division of FirstRand Bank Limited)
Auditors	Deloitte & Touche
Corporate law advisors	Edward Nathan (Pty) Limited
Lead sponsor	Deutsche Securities

Financial Calendar

Financial year-end		June
Annual report		October
Annual general meeting		November
Interim report		February
Dividends:		
Declared	interim	February
	final	August
Payable	interim	March
	final	September

GRAPHICOR
34663



www.massmart.co.za

END